As filed with the Securities and Exchange Commission on August 9, 2005
Registration No. 333-       ●

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Bill Barrett Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	80-0000545 (I.R.S. Employer Identification Number)
1099 18th Street
Suite 2300
Denver, CO 80202
(303) 293-9100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Francis B. Barron
Senior Vice President — General Counsel
Bill Barrett Corporation
1099 18th Street
Suite 2300
Denver, CO 80202
(303) 293-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Alan L. Talesnick Lloyd H. Spencer Patton Boggs LLP 1660 Lincoln St. Suite 1900 Denver, CO 80264 (303) 830-1776	T. Mark Kelly David H. Stone Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002 (713) 758-4592
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
     If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price Per Share(2)	Offering Price(2)	Registration Fee

Common stock, par value $0.001 per share	5,750,000 shares	$31.58	$181,585,000	$21,373

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on August 4, 2005, as reported on the New York Stock Exchange.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

Subject to Completion. Dated August 9, 2005.
5,000,000 Shares
Bill Barrett Corporation
Common Stock

       All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
       Our common stock is listed on the New York Stock Exchange under the symbol “BBG”. The last reported sale price of our shares of common stock on the New York Stock Exchange on August 8, 2005 was $32.11 per share.
       See “Risk Factors” on page 16 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Price to Public	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to the Selling Stockholders	$	$
       To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from the selling stockholders at the public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.	JPMorgan
Citigroup

Credit Suisse First Boston

Lehman Brothers

Petrie Parkman & Co.
First Albany Capital

Howard Weil Incorporated

Simmons & Company
International

Prospectus dated                     , 2005

PROSPECTUS SUMMARY
       This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the other documents to which we refer you. We have provided definitions for some of the oil and gas industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” on page A-1 of this prospectus. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.
       Except as otherwise indicated or required by the context, references in this prospectus to “we”, “us”, “our” or the “Company” refer to the combined business of Bill Barrett Corporation and its subsidiaries. The term “you” refers to a prospective investor.
Overview
       Bill Barrett Corporation (the “Company”, “we” or “us”) was formed in January 2002 and is incorporated in the State of Delaware. We explore for and develop oil and natural gas in the Rocky Mountain region of the United States. We have exploration and development projects in nine basins and a regional overthrust belt. Our management has an extensive track record with expertise in the full spectrum of Rocky Mountain plays. Our strategy is to maximize stockholder value by leveraging our management team’s experience finding and developing oil and gas in the Rocky Mountain region to profitably grow our reserves and production, primarily through the drill-bit.
       The following table provides information regarding our operations.

	At December 31, 2004				At June 30, 2005

	Estimated Net			Identified	Net	Net		June 2005
	Proved	Pretax	Standardized	Drilling	Producing	Undeveloped		Average Daily
Basin	Reserves (1)	PV-10 (1)	Measure (2)	Locations (3)	Wells	Acreage		Net Production

	(Bcfe)	(in millions)	(in millions)					(MMcfe/d)
Piceance	88.7	$141	$94	800	103	13,748		10.7
Wind River	82.8	208	180	138	152	161,034		35.5
Uinta	49.3	81	64	186	25	97,736	(4)	17.9
Powder River	40.4	96	83	1,091	346	56,806		24.6
Williston	31.0	66	45	48	33	132,740	(5)	6.1
Big Horn	0.1	—	—	—	1	112,295		0.0	(6)
Denver-Julesburg	—	—	—	—	—	174,543		—
Overthrust Belt	—	—	—	—	—	122,922		—
Paradox	—	—	—	—	—	33,272		—
Green River	—	—	—	—	—	7,301		—
Other	—	—	—	—	—	16,511		—

Total	292.3	$592	$466	2,263	660	928,908	(4)(5)	94.8

(1)	Our reserves and the present value of future net revenues before income taxes were determined using the market prices for natural gas and oil at December 31, 2004, which were $5.52 per MMBtu of natural gas and $43.46 per barrel of oil, without giving effect to hedging transactions. Our PV-10 would have been $588 million after giving effect to hedging transactions. Our reserve estimates are based on a reserve report prepared by us and reviewed by our independent petroleum engineers. See “Business — Proved Reserves”.

(2)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

(3)	Identified drilling locations represent total gross locations specifically identified and scheduled by management as an estimate of our future multi-year drilling activities on existing acreage. Of the total locations shown in the table, 289 are classified as PUDs. During the six months ended June 30, 2005, 126 of the identified drilling locations shown in the table were drilled, including 17 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors. See “Risk Factors — Risks Related to the Oil and Natural Gas Industry and Our Business”.

(4)	Does not include an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements.

(5)	In July 2005, we entered into a letter of intent concerning a joint exploration agreement with respect to our Red Water prospect that would include selling a 50% interest in 20,574 undeveloped acres in that prospect. See “Business — Williston Basin” below.

(6)	Less than 0.05 MMcfe/d.

Our Strategy
      The principal elements of our strategy to maximize stockholder value are to:

•	Drive Growth Through the Drill-bit. We expect to generate long-term reserve and production growth predominantly through our drilling activities.

•	Pursue High Potential Projects. Our geologists and geophysicists selectively target exploration projects that we believe have potential for significant reserve additions.

•	Focus on Natural Gas in the Rocky Mountain Region. We intend to capitalize on the large estimated undeveloped natural gas resource base in the Rocky Mountains, while selectively pursuing attractive oil opportunities in the region.

•	Reduce Costs and Maximize Operational Control. Our objective is to generate profitable growth and high returns for our stockholders. As we grow, we expect that our unit cost structure will benefit from economies of scale, from maintaining high operatorship of our reserves and production, and from our continuing cost management initiatives.

•	Pursue Reserve and Leasehold Acquisitions. We intend to use our experience and regional expertise to supplement our drill-bit growth strategy with complementary acquisitions. We actively review acquisition opportunities on an ongoing basis.
Competitive Strengths
       We have a number of strengths that we believe will help us successfully execute our strategy.

•	Experienced Management Team. Our 13 corporate officers average 26 years of experience working in and servicing the industry. All of our corporate officers worked together as executives or advisors for many years with Barrett Resources Corporation.

•	Inventory of Growth Opportunities. We have established an asset base of 928,908 net undeveloped leasehold acres as of June 30, 2005, as well as an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements. As of December 31, 2004, we had identified a total of 2,263 drilling locations across all our operations.

•	Rocky Mountain Asset Base. Our Rocky Mountain asset base allows us to leverage our experience and expertise as we pursue our growth strategy. Although we are focused in the Rockies, we are active in nine distinct basins and the overthrust belt in the region, which provide both geographic and geologic diversification.

•	Financial Flexibility. As of June 30, 2005, we had $35.7 million in cash with no debt outstanding and $200 million available under our revolving credit facility. We are committed to maintaining a conservative financial position to preserve our financial flexibility. We believe that our operating cash flow and available borrowing capacity under our credit facility provide us with the financial flexibility to pursue our planned exploration and development activities and leasehold acquisitions in 2005 and into 2006.

•	Significant Employee Investment. All of our corporate officers and substantially all our employees own our stock or stock options. As a result, our management team and other employees have interests that are aligned with those of our stockholders.
Recent Developments
       We recently completed and are testing the Bullfrog 14-18 well, a 19,400 foot deep exploratory test targeting the Lakota, Muddy and Frontier formations in which we have a 93% working interest. As of July 26, 2005, this well was flowing approximately 17.8 MMcf/d (gross) into the sales line at 10,940 pounds per square inch (psi) flowing tubing pressure with 30 barrels of water per day (bw/d) from a completion in the Muddy formation. We also have identified Muddy/Frontier stimulation and re-stimulation candidates in our Cave Gulch development program. The first of these stimulations was performed in mid-June in the Muddy formation in the Cave Gulch 1-29, in which we have a 70% working interest, and, as of July 26, 2005, the well was flowing approximately

11.8 MMcf/d (gross) into the sales line at 1,650 psi flowing tubing pressure along with 60 bw/d, a significant increase from the approximately 0.7 MMcf/d (gross) at 1,070 psi flowing tubing pressure and 0-22 bw/d prior to stimulation. It should be noted that other similar Muddy wells in the area tend to have relatively short reserve lives and highly variable reservoir size.
       In addition, we recorded a non-cash impairment of $36.3 million related to our Cooper Reservoir and Talon properties in the Wind River Basin to reduce the carrying value to the estimated fair value of the properties.
Our Properties
Key Basins of Activity
       The following is a brief summary of our activities in the key basins in which we operate.
       Piceance Basin. The Piceance Basin, located in northwestern Colorado, is a focus area for our development activities and expected production growth in 2005. Key statistics for our position in this basin include:

•	10.7 MMcfe/d of average net production for June 2005

•	89 Bcfe of estimated net proved reserves at December 31, 2004

•	103 net producing wells at June 30, 2005

•	17,915 total net acres, including 13,748 net undeveloped acres, at June 30, 2005

•	$49 million of capital expenditures made during the six months ended June 30, 2005 to participate in the drilling of 39 wells

•	$127 million estimated total capital expenditures in 2005, including an 80 gross well drilling program and four recompletions
       Wind River Basin. The Wind River Basin, located in central Wyoming, was our largest producing area for the year ended December 31, 2004. Our operations in the basin include active infill and field expansion development programs, as well as eight exploration projects that make this basin an important exploratory area. Our development operations are conducted in four general project areas. Key statistics for our position in this basin include:

•	35.5 MMcfe/d of average net production for June 2005, compared to 50.9 MMcfe/d for June 2004

•	83 Bcfe of estimated net proved reserves at December 31, 2004

•	152 net producing wells at June 30, 2005

•	167,389 total net acres, including 161,034 net undeveloped acres at June 30, 2005

•	$40 million of capital expenditures made during the six months ended June 30, 2005 to participate in the drilling of 14 wells and two recompletions

•	$62 million estimated total capital expenditures in 2005, including a 19 gross well drilling program and seven recompletions
       Uinta Basin. The Uinta Basin, located in northeastern Utah, represents a substantial part of our development and exploration activities and expected production growth in 2005. Our development operations are conducted primarily in two areas. We also have a position in four exploratory projects in the basin. Key statistics for our position in this basin include:

•	17.9 MMcfe/d of average net production for June 2005, compared to 14.3 MMcfe/d for June 2004

•	49 Bcfe of estimated net proved reserves at December 31, 2004

•	25 net producing wells at June 30, 2005

•	103,830 total net acres, including 97,736 net undeveloped acres, at June 30, 2005

•	an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements.

•	$27 million of capital expenditures made during the six months ended June 30, 2005 to participate in the drilling of 10 wells and one recompletion

•	$67 million estimated total capital expenditures in 2005, including a 20 gross well drilling program and four recompletions
       Powder River Basin. The Powder River Basin is located in northeastern Wyoming. Substantially all of our operations in this basin are in coalbed methane plays targeting the Wyodak and Big George coals. Our coalbed methane activities have resulted in high drilling success and lower drilling costs than our other drilling programs; however, the average coalbed methane well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies. Our development activities are conducted in seven project areas in the basin. Many of our leases in this basin are in areas that have been partially depleted or drained by earlier offset drilling. Key statistics for our position in this basin include:

•	24.6 MMcfe/d of average net production for June 2005, compared to 13.4 MMcfe/d for June 2004

•	40 Bcfe of estimated net proved reserves at December 31, 2004

•	346 net producing wells at June 30, 2005

•	78,969 total net acres, including 56,806 net undeveloped acres, at June 30, 2005

•	$16 million of capital expenditures made during the six months ended June 30, 2005 to participate in the drilling of 56 wells

•	$24 million estimated total capital expenditures in 2005, including a 219 gross well drilling program
       Williston Basin. The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and represents our only oil focused project area. Our activities in this basin include both development and exploration drilling programs concentrated in three areas. We use horizontal drilling technology and 3-D seismic surveys in the Williston to expand existing fields, target exploration projects and increase our recoveries. Key statistics for our position in this basin include:

•	6.1 MMcfe/d of average net production for June 30, 2005, compared to 5.7 MMcfe/d for June 2004

•	31 Bcfe of estimated net proved reserves at December 31, 2004

•	33 net producing wells at June 30, 2005

•	141,643 total net acres, including 132,740 net undeveloped acres, at June 30, 2005

•	$10 million of capital expenditures made during the six months ended June 30, 2005 to participate in the drilling of four wells

•	$14 million estimated total capital expenditures in 2005, including a 10 gross well drilling program, all of which are horizontal wells, and one recompletion
       Big Horn Basin. The Big Horn Basin is located in north central Wyoming. We are in the initial phases of an exploration project targeting both structural-stratigraphic and basin-centered tight gas plays. Key statistics for our position in this basin include:

•	112,295 net undeveloped acres at June 30, 2005

•	$370,000 estimated total capital expenditures in 2005, net of proceeds that may be received from selling a portion of our interests to an industry partner, for leasehold acquisitions and one well recompletion
       Denver-Julesburg Basin. Our operations in the DJ Basin are concentrated in the Tri-State exploration project, which extends into Colorado, Kansas and Nebraska. These operations are exploratory and involve the extensive use of 3-D seismic technology to target shallow biogenic gas and deeper conventional oil plays. Key statistics for our position in this basin include:

•	174,543 net undeveloped acres at June 30, 2005

•	$2.8 million estimated total capital expenditures for two exploratory tests and seismic activities
       Overthrust Belt. The overthrust belt is a broad structural feature that runs from southern Utah through Alberta and British Columbia. We acquired leasehold interests in two exploration projects in Montana and Utah along this feature. Key statistics for our position in this area include:

•	122,922 net undeveloped acres at June 30, 2005

•	$10 million estimated total capital expenditures in 2005 to fund leasehold acreage acquisitions and 3-D seismic surveys
       Paradox Basin. The Paradox Basin is located in southwestern Colorado and southeastern Utah. We are in the initial stages of two exploration projects in the basin focusing on natural gas. Key statistics for our position in this basin include:

•	33,272 net undeveloped acres at June 30, 2005

•	$2 million estimated total capital expenditures in 2005 to fund various exploratory activities
       Green River Basin. The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. In 2004, we acquired leasehold interests in an exploration project in the basin. Together with a partner, we tested an unsuccessful exploration prospect in February 2005. We continue to evaluate opportunities in the basin. Key statistics for our position in this basin include:

•	7,301 net undeveloped acres at June 30, 2005

•	$2 million estimated total capital expenditures in 2005 to fund leasehold acreage acquisitions and various exploratory activities
Summary of Development Areas
       The following table summarizes the information regarding our key development areas:

		Average		2005	2005
		Working		Drilling	Development Area
Development Area	Basin	Interest (1)		Locations (2)	Budget (3)

					(in millions)
Gibson Gulch	Piceance	78.0%		80	$127
Cave Gulch	Wind River	88.4		4	22
Cooper Reservoir	Wind River	97.5		7	15
Talon	Wind River	99.5		5	17
Wallace Creek/Stone Cabin	Wind River	99.5		—	2
West Tavaputs	Uinta	100.0		14	55
Powder River	Powder River	84.3		219	24
Williston	Williston	38.6	(4)	10	14

Total				339	$276

(1)	Average working interest is based on our working interests in producing leases as of June 30, 2005, including operated and non-operated properties.

(2)	For each development area, 2005 drilling locations represent total gross locations specifically identified and scheduled by management as of August 1, 2005 as an estimate of our 2005 drilling activities on existing acreage. Of the 2005 drilling locations, 66 are classified as PUDs. Through June 30, 2005, we had commenced drilling of 126 of the drilling locations shown in the table for 2005, including 17 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal conditions, natural gas and oil prices, costs, drilling results and other factors. For a more complete description of our proposed activities, see “Business”.

(3)	Includes budgeted drilling expenditures as well as exploration and facilities costs for the area and excludes property acquisition costs and exploration costs for other areas.

(4)	We operated 77% of our June 2005 production in the Williston Basin, with an average working interest of 89% per operated well. Our average working interest in our non-operated wells is 14%.
Summary of Exploration Activities
       With respect to certain of our exploration projects, we seek industry partners to enter into joint exploration agreements, which involve the sale of portions of our interests in these projects. The primary objective of this strategy is to increase our exposure to potential reserves and production, accelerate the testing of our exploration project inventory, and mitigate the capital risk of high impact exploration projects, while recouping a portion of our initial investment. We have executed these joint exploration agreements with partners in our East Madden, Lake Canyon/Brundage Canyon, Grand River and Tri-State exploration projects, and we have a letter of intent executed with a partner in our Red Water project. We expect to pursue additional joint exploration projects at Cooper Reservoir, Pommard, Red Bank and several other exploration areas. In connection with these anticipated joint exploration agreements, we expect to sell approximately 30% to 60% of our working interests and have our partner fund a significant portion of our share of early drilling costs, depending on the project. We plan to use the proceeds from these arrangements to increase exploration activities beyond those contemplated in our current capital expenditure budget.
       The following table summarizes certain of our exploration activities that are discussed in more detail below.

				Average	2005
		Project Net		Working	Planned Exploratory
Exploration Project	Basin	Acreage (1)		Interest (2)	Activities (3)

Cave Gulch/Waltman (4)	Wind River	13,850		78%	Drill one deep well commitment; drill second well contingent on results of first well
Cooper Reservoir (4)(5)	Wind River	12,821		87%	Drill one well and drill one deep well
East Madden	Wind River	19,227		59%	Complete one deep well
Pommard (5)	Wind River	2,200		100%	One completion and drill one deep well
Stone Cabin (4)	Wind River	12,342		82%	Assessing deep potential
Talon	Wind River	66,338		33%	Drill four wells
Wallace Creek (4)	Wind River	19,030		88%	Assessing shallow exploration
Windjammer-Coal Bank Hills Unit	Wind River	8,471		35%	3-D seismic; drill two wells
Garmesa	Uinta	8,217		42%	3-D seismic; drill three wells
Lake Canyon/Brundage Canyon (5)	Uinta	30,830	(6)	55%	3-D seismic; drill three wells
West Tavaputs Deep (4)(6)	Uinta	43,224		92%	Drill one well; drill second well contingent on results of first well
Hook	Uinta	11,979		96%	Acreage acquisitions
Wyodak/Big George	Powder River	65,846		66%	Four pilot programs
Grand River	Williston	9,773		60%	Participate in two wells
Red Bank (5)	Williston	36,767		71%	Participate in two wells
Red Water	Williston	20,574	(7)	97%	Participate in one well
Mondak	Williston	7,738		42%	Participate in one well
Madison (4)	Williston	43,603		73%	Drill six wells
Antelope Hollow	Green River	5,430		40%	Drill one well

			Average	2005
		Project Net	Working	Planned Exploratory
Exploration Project	Basin	Acreage (1)	Interest (2)	Activities (3)

Tri-State	DJ	174,542	47%	2-D and 3-D seismic; drill two wells
Pine Ridge	Paradox	3,494	97%	3-D seismic; acreage acquisitions
Yellow Jacket	Paradox	29,779	66%	Acreage acquisitions
Big Horn	Big Horn	112,354	70%	Acreage acquisitions; recomplete one well
Montana Overthrust (5)	Overthrust Belt	115,085	100%	Acreage acquisitions; 3-D seismic
Utah Hingeline (5)	Overthrust Belt	7,837	100%	Acreage acquisitions

(1)	Project net acreage is the amount of our net leasehold acreage at June 30, 2005 that we have associated with each of our exploration projects.

(2)	Average working interest is based on leasehold acreage at June 30, 2005. Also, the working interest numbers are subject to selling of working interests to industry partners in connection with our joint exploration strategy.

(3)	Of the exploration activities planned for 2005 that are included in this table, some have already occurred. With respect to those that have not occurred, our actual activities may change depending on regulatory approvals, seasonal conditions and other factors, including our ability to enter into joint exploration agreements with joint drilling obligations with industry partners. For a description of activities through June 30, 2005, including determination of production capability as commercially successful or unsuccessful, see the description of each project in the Basin sections under “Business”.

(4)	Represents an exploration project that extends an existing development project.

(5)	Portions of the exploration program currently are not included in our 2005 capital expenditure budget as these activities are contingent upon obtaining an industry partner pursuant to a joint exploration agreement for the prospect or revising our capital expenditure budget.

(6)	Does not include an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements.

(7)	In July 2005, we entered into a letter of intent concerning a joint exploration agreement that would include selling a 50% interest in 20,574 net undeveloped acres in the Red Water prospect. See “Business — Williston Basin” below.
Risk Factors
       Investing in our common stock involves risks that include the speculative nature of oil and natural gas exploration, competition, volatile oil and natural gas prices and other material factors. You should read carefully the section entitled “Risk Factors” beginning on page 16 for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy as well as on activities on our properties, which could cause a decrease in the price of our common stock and a loss on your investment:

•	Limited Operating History. We are a relatively new company. As such, we have made major expenditures to acquire and develop our property base and substantially increase production. This resulted in significant losses in certain periods since our inception. We can give no assurance that we will not incur losses in the future.

•	Risks Relating to Oil and Gas Reserves. Reserve estimates are based on many assumptions, and our properties may not produce as we originally forecast. For example, we reduced our reserve estimates by approximately 41 Bcfe at year end 2003 and 32 Bcfe at year end 2004. In addition, our reserve report reflects that, as we produce our proved reserves, they would decline and will only be abated if we are successful in finding or acquiring new reserves.

•	Concentration and Competition. Our concentration in the Rocky Mountains may make us disproportionately exposed to impacts of weather, government regulation and transportation constraints common to that geographic location. Competition with other companies in the Rockies is significant and may hinder our ability to pursue reserve and leasehold acquisitions as well as our ability to operate in certain of our core areas.

•	Risks Related to Rapid Growth. We have grown rapidly through acquisitions and may engage in additional acquisitions in the future. Acquired properties may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.
       For a discussion of other considerations that could negatively affect us, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.
Our Offices
       Our company was founded in 2002 and is incorporated in Delaware. Our principal executive offices are located at 1099 18th Street, Suite 2300, Denver, Colorado 80202, and our telephone number at that address is (303) 293-9100.

The Offering

Shares of common stock offered by the selling stockholders	5,000,000 shares

Shares of common stock outstanding prior to and after this offering	43,419,136 shares (1)

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

New York Stock Exchange symbol	BBG

(1)	As of August 1, 2005. Does not include 2,538,168 shares that may be issued upon the exercise of outstanding stock options, which were held by employees and directors as of August 1, 2005.
       Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

Summary Consolidated Historical Financial Data
       Set forth below is our summary consolidated historical financial data for the periods indicated. The financial data for the periods ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003, and 2004 have been derived from our audited financial statements. The financial data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2005 are derived from our unaudited consolidated financial statements included in this prospectus. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Period from	Year Ended		Six Months Ended
	January 7, 2002	December 31,		June 30,
	(inception) through
	December 31, 2002	2003	2004	2004*	2005

				(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenues:
Oil and gas production (1)	$16,007	$75,252	$165,843	$76,442	$104,647
Other	74	184	4,137	2,398	1,708

Total revenues	16,081	75,436	169,980	78,840	106,355
Operating expenses:
Lease operating expense	2,231	8,462	14,592	7,187	8,894
Gathering and transportation expense	229	3,646	5,968	2,491	5,604
Production tax expense	2,021	9,815	20,087	9,565	13,029
Exploration expense	1,592	3,655	12,661	2,813	2,665
Impairment, dry hole costs and abandonment expense	—	4,274	24,011	281	43,675
Depreciation, depletion and amortization	9,162	30,724	68,202	31,002	38,954
General and administrative	6,798	17,850	21,092	10,808	13,033

Total operating expenses	22,033	78,426	166,613	64,147	125,854

Operating (loss) income	(5,952)	(2,990)	3,367	14,693	(19,499)
Other income (expense):
Interest income	303	123	437	128	1,041
Interest expense	(65)	(1,431)	(9,945)	(1,383)	(1,002)
Loss on sale of securities	(1,465)	—	—	—	—

Total other income (expense)	(1,227)	(1,308)	(9,508)	(1,255)	39

(Loss) income before income taxes	(7,179)	(4,298)	(6,141)	13,438	(19,460)
Benefit from (provision for) income taxes	2,164	320	875	(5,666)	6,643

Net (loss) income from continuing operations	(5,015)	(3,978)	(5,266)	7,772	(12,817)
Income from discontinued operations, net of taxes	27	—	—	—	—

Net (loss) income	(4,988)	(3,978)	(5,266)	7,772	(12,817)
Less deemed dividends on preferred stock	—	—	(36,343)	—	—
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(18,633)	(9,338)	—

Net loss attributable to common stock	$(9,418)	$(16,660)	$(60,242)	$(1,566)	$(12,817)

Loss per common share (2):
Basic and diluted	$(18.02)	$(19.38)	$(15.40)	$(1.18)	$(0.30)
Weighted average number of common shares outstanding (3)	522.7	859.4	3,912.3	1,325.7	43,136.1

	Period from	Year Ended		Six Months
	January 7, 2002	December 31,		Ended June 30,
	(inception) through
	December 31, 2002	2003	2004	2004*		2005

				(unaudited)
	(in thousands)
Selected Cash Flow and Other Financial Data:
Net (loss) income	$(4,988)	$(3,978)	$(5,266)	$7,772		$(12,817)
Depreciation, depletion and amortization	9,162	30,724	68,202	31,002		38,954
Other non-cash items	672	7,786	26,887	6,138		37,535
Change in current assets and liabilities	(967)	(659)	(2,941)	(2,066)		11,001

Net cash provided by operating activities	$3,879	$33,873	$86,882	$42,846		$74,673

Capital expenditures (4)	$166,893	$186,327	$347,520 (5)	$83,409	(6)	$154,094	(6)

*	As restated. See Note 16 to the Notes to Consolidated Financial Statements included in this prospectus.

(1)	Revenues are net of effects of hedging transactions.

(2)	All per share information has been adjusted to reflect the 1-for-4.658 reverse common stock split effected upon the completion of our initial public offering.

(3)	The weighted average common shares outstanding does not include the total of 26,387,679 common shares issuable upon the conversion of our Series A and Series B preferred stock until that conversion occurred in connection with the completion of our initial public offering in December 2004.

(4)	Excludes future reclamation liability accruals, net of settlements, of $1.0 million, $2.9 million, and $7.1 million in 2002, 2003 and 2004, respectively, and includes exploration, dry hole and abandonment costs expensed under successful efforts accounting of $1.6 million, $6.1 million, and $36.2 million in 2002, 2003, and 2004, respectively. Also includes furniture, fixtures and equipment costs of $1.1 million in 2002, $1.8 million in 2003, and $2.1 million in 2004. Also excludes future reclamation liability accruals, net of settlements, of $(0.6) million and $0.9 million in the six months ended June 30, 2004 and 2005, respectively, and includes exploration, dry hole and abandonment costs expensed under successful efforts accounting of $3.1 million and $10.0 million, respectively, and furniture fixtures and equipment costs of $0.9 million and $1.4 million, respectively.

(5)	Includes $137.3 million to acquire properties in the Piceance Basin in September 2004, and excludes $0.4 million of costs recovered as a result of divestitures during the year ended December 31, 2004.

(6)	Excludes $0.2 million and $5.1 million of costs recovered as a result of divestitures and joint exploration agreements entered into during the six months ended June 30, 2004 and 2005, respectively.

	As of December 31,			As of
				June 30,
	2002	2003	2004	2005

				(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,713	$16,034	$99,926	$35,699
Other current assets	7,246	19,613	37,964	37,528
Oil and natural gas properties, net of accumulated depreciation, depletion and amortization	156,372	307,920	549,182	613,632
Other property and equipment, net of depreciation	896	1,539	2,983	3,600
Other assets	2,465	2,663	6,103	14,457

Total assets	$172,692	$347,769	$696,158	$704,916

Current liabilities	$10,873	$46,156	$62,106	$86,761
Long-term debt	36,900	58,900	—	—
Other long-term liabilities	1,117	4,387	14,320	21,274
Stockholders’ equity	123,802	238,326	619,732	596,881

Total liabilities and stockholders’ equity	$172,692	$347,769	$696,158	$704,916

Summary Operating and Reserve Data
       The following estimated net proved oil and natural gas reserves are based on reserve reports prepared by us and reviewed in their entirety by our independent petroleum engineers. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates for the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. Copies of the review reports of our independent petroleum engineers are attached to this prospectus as Appendices B and C. You should refer to “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business — Oil and Gas Data — Proved Reserves”, “Business — Oil and Gas Data — Production and Price History” and the review reports included in this prospectus in evaluating the material presented below.

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended June 30,
	December 31,
	2002 (1)	2003	2004	2004	2005

Production Data:
Natural gas (MMcf)(2)	6,371	16,315	28,864	14,060	15,526
Oil (MBbls)	30	328	474	228	250
Combined Volumes (MMcfe)	6,551	18,283	31,708	15,428	17,026
Daily Combined Volumes (MMcfe/d)	23.6	50.1	86.6	84.8	94.1

Average Prices(3):
Natural gas (per Mcf)	$2.39	$4.03	$5.10	$4.88	$6.04
Oil (per Bbl)	25.39	28.85	39.49	34.53	43.70
Combined (per Mcfe)	2.44	4.12	5.23	4.95	6.15

	As of December 31,

	2002	2003	2004

Estimated Proved Reserves(4):
Natural gas (Bcf)	101.8	180.9	257.8
Oil (MMBbls)	2.9	3.9	5.7
Total (Bcfe)	119.1	204.2	292.3
PV-10 (in millions)(5)	$178.6	$520.8	$592.1
Standardized Measure (in millions)(6)	$153.5	$404.8	$466.1

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

(2)	Production of natural gas liquids is included in natural gas revenues and production. Production data excludes production associated with properties held for sale.

(3)	Includes the effects of hedging transactions. Pre-hedging prices for natural gas were $2.39 per Mcf in 2002, $4.51 per Mcf in 2003, and $5.53 per Mcf in 2004 and for oil were $25.39 per Bbl in 2002, $28.85 per Bbl in 2003 and $39.49 per Mcf in 2004. For the six months ended June 30, 2005, pre-hedging prices were $6.18 per Mcf for natural gas and $48.61 per Bbl for oil. For the six months ended June 30, 2004, pre-hedging prices were $5.21 per Mcf for natural gas and $34.53 per Bbl for oil.

(4)	Excludes estimated proved reserves of 10.9 Bcfe with a PV-10 of $17.8 million associated with properties held for sale at December 31, 2002.

(5)	Represents present value, discounted at 10% per annum, of estimated future net cash flows before income tax of our estimated proved reserves. In accordance with SEC requirements, our reserves and the future net revenues were determined using market prices for natural gas and oil at each of December 31, 2002, 2003, and 2004, which were $3.12 per MMBtu of gas and $31.35 per barrel of oil at December 31, 2002, $5.58 per MMBtu of gas and $32.55 per barrel of oil at December 31, 2003, and $5.52 per MMBtu of gas and $43.46 per barrel of oil at December 31, 2004. Includes PV-10 of $17.8 million associated with proved reserves for properties held for sale at December 31, 2002. These prices were adjusted by lease for quality, transportation fees and regional price differences. Giving effect to hedging transactions based on prices current at such dates, our PV-10 would have been $196.8 million at December 31, 2002, $505.7 million at December 31, 2003 and $588 million at December 31, 2004.

(6)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.
       See “Risk Factors — Risks Related to the Oil and Natural Gas Industry and Our Business — Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves”.

RISK FACTORS
       An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.
Risks Related to the Oil and Natural Gas Industry and Our Business
Oil and natural gas prices are volatile and a decline in oil and natural gas prices can significantly affect our financial results and impede our growth.
       Our revenue, profitability and cash flow depend upon the prices and demand for oil and natural gas. The markets for these commodities are very volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Changes in oil and natural gas prices have a significant impact on the value of our reserves and on our cash flow. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of oil and natural gas;

•	the price of foreign imports;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil producing countries, including the Middle East and South America;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the level of consumer product demand;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.
       Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration or development results deteriorate, successful efforts accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carry amount may not be recoverable or whenever management’s plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.
Our business is difficult to evaluate because we have a limited operating history.
       In considering whether to invest in our common stock, you should consider that there is only limited historical financial and operating information available on which to base your evaluation of our performance. We were formed in January 2002 and, as a result, we have a limited operating history.

We have incurred losses from operations since our inception and may continue to do so in the future.
       We incurred net losses of $5.0 million, $4.0 million, and $5.3 million in the period from January 7, 2002 (inception) through December 31, 2002 and the years ended December 31, 2003 and 2004, respectively, and of $12.8 million for the six months ended June 30, 2005. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this section may impede our ability to economically find, develop, exploit, and acquire natural gas and oil reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.
Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
       No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be incorrect. We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling, testing, and production. Also, we make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. At year end 2003, we revised our proved reserves downward from our 2002 reserve report by approximately 41 Bcfe. The majority of the downward revision was due to reclassifying deep proved undeveloped reserves and reevaluating the economic potential of behind pipe reserves in the Wind River Basin as a result of a periodic review of our reserves and reserve evaluation methodologies and an analysis of the results of our recompletion program. At year end 2004, we revised our proved reserves downward from our 2003 reserve report by approximately 32 Bcfe. The downward revision was primarily the result of infill drilling in depleted sands in the Wind River Basin and greater pressure depletion than expected in two areas in the Power River Basin. In the second quarter of 2005, a review of proved oil and gas properties in the Wind River Basin indicated a decline in the recoverability of their carrying value and the need for an impairment in the Cooper Reservoir and Talon fields in the total amount of $36.3 million. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil and gas we ultimately recover being different from our reserve estimates.
       The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

       The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. For example, if natural gas prices decline by $0.10 per Mcf, then the PV-10 of our proved reserves as of December 31, 2004 would decrease from $592 million to $576 million.
       Our independent engineers perform a well-by-well review of all of our properties and of our estimates of proved reserves, but the review report they issue to us only addresses the total amount of our estimates for the sum of all properties covered by our reserve report. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well, although this information is generated by the independent engineers as a basis for their review report. In a well-by-well comparison by the independent engineers, differences of greater or less than 10% exist. For estimates of proved reserves at December 31, 2004, these comparisons by the independent engineers arrived at reserve estimates that are greater than 10% above or below our own estimates for approximately 60% of our conventional wells, which represents approximately 22% of the total proved reserves covered in the review reports. In the case of the properties reviewed by each of the two independent engineers, our estimates of proved reserves at December 31, 2004 in the aggregate were 9.8% above those of Ryder Scott Company, L.P. and at December 31, 2004 in the aggregate were 9.7% above Netherland, Sewell & Associates, Inc.
Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition and results of operations.
       Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Because total estimated proved reserves include our proved undeveloped reserves at December 31, 2004, production will decline even if those proved undeveloped reserves are developed and the wells produce as expected. The rate of decline will change if production from our existing wells declines in a different manner than we have estimated and can change under other circumstances. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs.
Prospects that we decide to drill may not yield natural gas or oil in commercially viable quantities.
       We describe some of our current prospects and our plans to explore those prospects in this prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of natural gas or oil. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable. From inception through June 30, 2005, we participated in drilling a total of 600 gross wells, of which 19 have been identified as dry holes. If we drill additional wells that we identify as dry holes in our current and future prospects, our drilling success rate may decline and materially harm our business. In sum, the cost of drilling, completing and operating any wells is often uncertain and new wells may not be productive.

Certain of our leases in the Powder River Basin are in areas that have been partially depleted or drained by offset wells.
       The Powder River Basin represents a significant part of our drilling program and production growth in 2005. Our development operations are conducted in seven project areas in this basin. In the Powder River Basin, nearly all of our operations are in coalbed methane plays, and our key project areas are located in areas that have been the most active drilling areas in the Rocky Mountain region. As a result, many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of natural gas in these areas.
Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
       Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2004, we had identified 2,263 gross drilling locations. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, oil and natural gas prices, costs and drilling results. Because of these uncertainties, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.
Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil, which could adversely affect the results of our drilling operations.
       Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical and our overall drilling success rate or our drilling success rate for activities in a particular area could decline.
       We often gather 3-D seismic over large areas. Our interpretation of seismic data delineates for us those portions of an area that we believe are desirable for drilling. Therefore, we may chose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, we may identify hydrocarbon indicators before seeking option or lease rights in the location. If we are not able to lease those locations on acceptable terms, it would result in our having made substantial expenditures to acquire and analyze 3-D data without having an opportunity to attempt to benefit from those expenditures.
Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.
       Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only from dry holes, but from productive wells that do not produce sufficient revenues to return a profit. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	unusual or unexpected geological formations;

•	pressures;

•	fires;

•	blowouts;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.
       Additionally, the coal beds in the Powder River Basin from which we produce methane gas frequently contain water, which may hamper our ability to produce gas in commercial quantities. The amount of coalbed methane that can be commercially produced depends upon the coal quality, the original gas content of the coal seam, the thickness of the seam, the reservoir pressure, the rate at which gas is released from the coal, and the existence of any natural fractures through which the gas can flow to the well bore. However, coal beds frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore. The average life of a coal bed well is only five to six years. Our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce coalbed methane in commercial quantities.
       Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.
       We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.
Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.
       The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with sales of our equity securities, proceeds from bank borrowings and cash generated by operations. We intend to finance our capital expenditures with cash flow from operations and our existing financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.
       If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. Our revolving credit facility restricts our ability to obtain new financing. There can be no assurance as to the availability or terms of any additional financing.
       Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.
We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.
       Our exploration, development, production and marketing operations are regulated extensively at the federal, state and local levels. In addition, a portion of our leases in the Uinta basin are, and some of our future leases may be, regulated by Native American tribes. Under these laws and regulations, we could be held liable for personal injuries, property damage (including site clean-up and restoration costs), and other damages. Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties, including the assessment of natural resource damages. Environmental and other governmental laws and regulations also increase the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.
       Our Powder River Basin coalbed methane exploration and production activities result in the discharge of large volumes of produced groundwater into adjacent lands and waterways. The ratio of methane gas to produced water varies over the life of the well. The environmental soundness of discharging produced groundwater pursuant to water discharge permits has come under increased scrutiny. Moratoriums on the issuance of additional water discharge permits, or more costly methods of handling these produced waters, may affect future well development. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of the regulatory agencies, or difficulties in negotiating required surface use agreements with land owners, or receiving other governmental approvals, could delay our Powder River Basin exploration and production activities and/or require us to make material expenditures for the installation and operation of systems and equipment for pollution control and/or remediation, all of which could have a material adverse effect on our financial condition or results of operations.
       In August 2004, the Tenth Circuit Court of Appeals in Pennaco Energy, Inc. v. United States Department of the Interior, upheld a decision by the Interior Board of Land Appeals that the Department of the Interior’s Bureau of Land Management (BLM) failed to fully comply with the National Environmental Policy Act (NEPA) in granting certain federal leases in the Powder River Basin to Pennaco Energy, Inc. for coalbed methane development. Other recent decisions in the federal district court in Montana have also held that BLM failed to comply with NEPA when considering coalbed methane development in the Powder River Basin. While these recent decisions have not had a material direct impact on our current operations or planned exploration and development activities, future litigation and/or agency responses to such litigation could materially impact our ability to obtain required regulatory approvals to conduct operations in the Powder River Basin.

       Part of the regulatory environment in which we operate includes, in some cases, federal requirements for performing or preparing environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, our activities are subject to the regulation by oil and natural gas-producing states and Native American tribes of conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil and natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state, local and Native American tribal authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with excessive conditions or costs could have a material adverse effect on our ability to explore on or develop our properties. Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability. Furthermore, we may be put at a competitive disadvantage to larger companies in our industry who can spread these additional costs over a greater number of wells and larger operating area. See “Business — Operations — Environmental Matters and Regulation” and “Business — Operations — Other Regulation of the Oil and Gas Industry” for a description of the laws and regulations that affect us.
Substantially all of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one major geographic area.
       Our operations are focused on the Rocky Mountain region, which means our producing properties are geographically concentrated in that area. In particular, a substantial portion of our proved oil and natural gas reserves are located in the Piceance and Wind River Basins. Approximately 30% of our proved reserves at December 31, 2004 and approximately 11% of our June 2005 production were located in the Piceance Basin and approximately 28% of our proved reserves at December 31, 2004 and approximately 37% of our June 2005 production were located in the Wind River Basin. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production or interruption of transportation of natural gas produced from the wells in these basins.
Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.
       Oil and natural gas operations in the Rocky Mountains are adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife. In certain areas, including parts of the Wind River and Uinta Basins, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs. For example, we encountered limitations on our activities in the West Tavaputs area of the Uinta Basin earlier than expected in the fourth quarter of 2004, which prevented us from completing wells. In addition, our costs increased due to removal of a completion rig, incurrence of expenses reinstalling that rig and additional mobilization costs when the winter stipulations ended in the spring of 2005. See “Business — Uinta Basin — West Tavaputs”.
Properties that we buy may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.
       One of our growth strategies is to capitalize on opportunistic acquisitions of oil and natural gas reserves. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties.
We have limited control over activities on properties we do not operate, which could reduce our production and revenues.
       Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in oil and natural gas properties. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Because we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.
Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.
       Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline, gathering system capacity or processing facilities. If that were to occur, then we would be unable to realize revenue from those wells until production arrangements were made to deliver the production to market.
Our hedging activities could result in financial losses or could reduce our income.
       To achieve a more predictable cash flow, to reduce our exposure to adverse fluctuations in the prices of oil and natural gas and to comply with credit agreement requirements, we currently, and may in the future, enter into hedging arrangements for a portion of our oil and natural gas production. Hedging arrangements for a portion of our oil and natural gas production expose us to the risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counter-party to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
       In addition, these types of hedging arrangements limit the benefit we would receive from increases in the prices for oil and natural gas and may expose us to cash margin requirements.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results.
       Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our oil and natural gas hedging arrangements expose us to credit risk in the event of nonperformance by counterparties.
We depend on a limited number of key personnel who would be difficult to replace.
       We depend on the performance of our executive officers and other key employees. The loss of any member of our senior management or other key employees could negatively impact our ability to execute our strategy. We do not maintain key person life insurance policies on any of our employees. For a description of our management philosophy, see “Management — Executive Officers, Directors and Other Key Employees — Management Philosophy”.
Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.
       The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.
Our credit facility has substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.
       We will depend on our revolving credit facility for a portion of our future capital needs. The revolving credit facility restricts our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations. We also are required to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the revolving credit facility could result in a default under those facilities, which could cause all of our existing indebtedness to be immediately due and payable.
       The revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion, based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Any increase in the borrowing base requires the consent of the lenders holding 75% of the commitments. If the required lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base acceptable to the required number of lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and natural gas properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the revolving credit facility.
Risks Related To This Offering And Our Common Stock
Our stock price and trading volume may be volatile, which could result in losses for our stockholders.
       The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the oil and natural gas industry;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.
       Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations.
Future sales of our common stock may cause our stock price to decline.
       Sales of substantial amounts of our common stock in the public market, including the shares offered by the selling stockholders pursuant to this prospectus, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.
       As of August 1, 2005, we had 43,419,136 shares of common stock outstanding, excluding stock options. All of the 14,950,000 shares sold in our initial public offering, other than shares purchased by our affiliates, are freely tradable. In addition, the remaining outstanding shares are either freely tradable or may be sold in accordance with the provisions of Rule 144. Up to 23,370,233 of these shares may be sold pursuant to registration statements filed pursuant to a registration rights agreement, including the shares offered pursuant to this prospectus.
Provisions in our certificate of incorporation and bylaws and Delaware law make it more difficult to effect a change in control of the company, which could adversely affect the price of our common stock.
       Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

•	a classified board of directors;

•	giving the board the exclusive right to fill all board vacancies;

•	permitting removal of directors only for cause and with a super-majority vote of the stockholders;

•	requiring special meetings of stockholders to be called only by the board;

•	requiring advance notice for stockholder proposals and director nominations;

•	prohibiting stockholder action by written consent;

•	prohibiting cumulative voting in the election of directors; and

•	allowing for authorized but unissued common and preferred shares, including shares used in a shareholder rights plan.
       These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.
We have significant stockholders with the ability to influence our actions.
       Warburg Pincus Private Equity VIII, L.P. and entities affiliated with each of The Goldman Sachs Group, Inc. and J.P. Morgan Partners, LLC (each an “institutional investor”) beneficially own approximately 23%, 15% and 11%, respectively, and following this offering will beneficially own approximately 23%, 8% and 6%, respectively, of our outstanding common stock (approximately 23%, 7% and 5%, respectively, if the underwriters exercise their over-allotment option in full). See “Principal and Selling Stockholders”. Accordingly, these stockholders may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership makes it less likely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These factors also may delay or prevent a change in our management or voting control. In addition, one of our directors is affiliated with Warburg Pincus Private Equity VIII, L.P. and another director is affiliated with The Goldman Sachs Group, Inc.
       Furthermore, conflicts of interest could arise in the future between us, on the one hand, and the institutional investors, on the other hand, concerning among other things, potential competitive business activities or business opportunities. None of the institutional investors is restricted from competitive oil and natural gas exploration and production activities or investments, and our certificate of incorporation contains a provision that permits the institutional investors to participate in transactions relating to the acquisition, development and exploitation of oil and natural gas reserves without making such opportunities available to us. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws — Delaware Business Opportunity Statute”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	identified drilling locations;

•	exploration and development drilling prospects, inventories, projects and programs;

•	natural gas and oil reserves;

•	ability to obtain permits and governmental approvals;

•	technology;

•	financial strategy;

•	realized oil and natural gas prices;

•	production;

•	lease operating expenses, general and administrative costs and finding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.
       All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and other sections of the prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target”, “seek”, “objective”, or “continue”, the negative of such terms or other comparable terminology.
       The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the many factors including those listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS
       We will not receive any of the net proceeds from the sale of common stock by the selling stockholders.
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
       As of August 1, 2005, there were 43,419,136 shares of our common stock outstanding, excluding stock options, held by approximately 227 holders. Our common stock has traded on the New York Stock Exchange under the symbol “BBG” since we began trading on December 10, 2004. Our initial public offering was priced at $25.00 per share on December 9, 2004. The following table shows the high and low sales prices for our common stock for the periods presented.

	High	Low

2004
Fourth Quarter (from December 10, 2004 through December 31, 2004)	$35.00	$27.49
2005
First Quarter	$33.00	$26.00
Second Quarter	32.30	25.90
Third Quarter (through August 8, 2005)	32.69	29.34
DIVIDEND POLICY
       We have never declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, including exploration, development and acquisition activities. In addition, our revolving credit facility contains a restriction on the payment of dividends to holders of common and preferred stock. Accordingly, if our dividend policy were to change in the future, our ability to pay dividends would be subject to this restriction and our then existing conditions, including our results of operations, financial condition, contractual obligations, capital requirements, business prospects and other factors deemed relevant by our board of directors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
       You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. We believe that the assumptions underlying the preparation of our consolidated financial statements are reasonable. The financial information included in this prospectus may not be indicative of our future results of operations, financial position and cash flows.
       The consolidated income statement information for the period from January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and the consolidated balance sheet information as of December 31, 2002, 2003 and 2004 were derived from our audited consolidated financial statements included in this prospectus. The consolidated income statement information for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet information as of June 30, 2005 were derived from our unaudited consolidated financial statements included in this prospectus. Future results may differ substantially from historical results because of changes in oil and gas prices, production increases or declines and other factors.

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended June 30,
	December 31,
	2002	2003	2004	2004*	2005

				(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenues:
Oil and gas production (1)	$16,007	$75,252	$165,843	$76,442	$104,647
Other	74	184	4,137	2,398	1,708

Total revenues	16,081	75,436	169,980	78,840	106,355
Operating expenses:
Lease operating expense	2,231	8,462	14,592	7,187	8,894
Gathering and transportation expense	229	3,646	5,968	2,491	5,604
Production tax expense	2,021	9,815	20,087	9,565	13,029
Exploration expense	1,592	3,655	12,661	2,813	2,665
Impairment, dry hole costs and abandonment expense	—	4,274	24,011	281	43,675
Depreciation, depletion and amortization	9,162	30,724	68,202	31,002	38,954
General and administrative	6,798	17,850	21,092	10,808	13,033

Total operating expenses	22,033	78,426	166,613	64,147	125,854

Operating (loss) income	(5,952)	(2,990)	3,367	14,693	(19,499)
Other income (expense):
Interest income	303	123	437	128	1,041
Interest expense	(65)	(1,431)	(9,945)	(1,383)	(1,002)
Loss on sale of securities	(1,465)	—	—	—	—

Total other income (expense)	(1,227)	(1,308)	(9,508)	(1,255)	39

(Loss) income before income taxes	(7,179)	(4,298)	(6,141)	13,438	(19,460)
Benefit from (provision for) income taxes	2,164	320	875	(5,666)	6,643

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended June 30,
	December 31,
	2002	2003	2004	2004*	2005

				(unaudited)
	(in thousands, except per share data)
Net (loss) income from continuing operations	(5,015)	(3,978)	(5,266)	7,772	(12,817)
Income from discontinued operations, net of taxes	27	—	—	—	—

Net (loss) income	(4,988)	(3,978)	(5,266)	7,772	(12,817)
Less deemed dividends on preferred stock	—	—	(36,343)	—	—
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(18,633)	(9,338)	—

Net loss attributable to common stock	$(9,418)	$(16,660)	$(60,242)	$(1,566)	$(12,817)

Loss per common share (2):
Basic and diluted	$(18.02)	$(19.38)	$(15.40)	$(1.18)	$(0.30)
Weighted average number of common shares outstanding (3)	522.7	859.4	3,912.3	1,325.7	43,136.1

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended June 30,
	December 31,
	2002	2003	2004	2004*		2005

				(unaudited)
	(in thousands)
Selected Cash Flow and Other Financial Data:
Net (loss) income	$(4,988)	$(3,978)	$(5,266)	$7,772		$(12,817)
Depreciation, depletion and amortization	9,162	30,724	68,202	31,002		38,954
Other non-cash items	672	7,786	26,887	6,138		37,535
Change in current assets and liabilities	(967)	(659)	(2,941)	(2,066)		11,001

Net cash provided by operating activities	$3,879	$33,873	$86,882	$42,846		$74,673

Capital expenditures (4)	$166,893	$186,327	$347,520 (5)	$83,409	(6)	$154,094	(6)

*	As restated. See Note 16 to the Notes to Consolidated Financial Statements included in this prospectus.

(1)	Revenues are net of effects of hedging transactions.

(2)	All per share information has been adjusted to reflect the 1-for-4.658 reverse common stock split effected upon the completion of our initial public offering.

(3)	The weighted average number of common shares outstanding used in the loss per share calculation is computed pursuant to Statement of Financial Accounting Standards (“SFAS”)

No. 128, Earnings Per Share. The weighted average common shares outstanding for each of the period ended December 31, 2002, the year ended December 31, 2003 and the six months ended June 30, 2004 does not include the total of 26,387,679 common shares issued in connection with the completion of our initial public offering in December 2004 upon the conversion of 6,594,725 shares of Series A or the 51,951,418 shares of Series B preferred stock that were outstanding at that time.

(4)	Excludes future reclamation liability accruals, net of settlements, of $1.0 million, $2.9 million, and $7.1 million in 2002, 2003 and 2004, respectively, and includes exploration, dry hole and abandonment costs expensed under successful efforts accounting of $1.6 million, $6.1 million, and $36.2 million in 2002, 2003, and 2004, respectively. Also includes furniture, fixtures and equipment costs of $1.1 million in 2002, $1.8 million in 2003, and $2.1 million in 2004. Also excludes future reclamation liability accruals, net of settlements, of $(0.6) million and $0.9 million in the six months ended June 30, 2004 and 2005, respectively, and includes exploration, dry hole and abandonment costs expensed under successful efforts accounting of $3.1 million and $10.0 million, respectively, and furniture fixtures and equipment costs of $0.9 million and $1.4 million, respectively.

(5)	Includes $137.3 million to acquire properties in the Piceance Basin in September 2004, and excludes $0.4 million of costs recovered as a result of divestitures during the year ended December 31, 2004.

(6)	Excludes $0.2 million and $5.1 million of costs recovered as a result of divestitures and joint exploration agreements entered into during the six months ended June 30, 2004 and 2005, respectively.

	As of December 31,			As of
				June 30,
	2002	2003	2004	2005

				(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,713	$16,034	$99,926	$35,699
Other current assets	7,246	19,613	37,964	37,528
Oil and natural gas properties, net of accumulated depreciation, depletion and amortization	156,372	307,920	549,182	613,632
Other property and equipment, net of depreciation	896	1,539	2,983	3,600
Other assets	2,465	2,663	6,103	14,457

Total assets	$172,692	$347,769	$696,158	$704,916

Current liabilities	$10,873	$46,156	$62,106	$86,761
Long-term debt	36,900	58,900	—	—
Other long-term liabilities	1,117	4,387	14,320	21,274
Stockholders’ equity	123,802	238,326	619,732	596,881

Total liabilities and stockholders’ equity	$172,692	$347,769	$696,158	$704,916

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
       The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Data” and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for natural gas and oil, economic and competitive conditions, regulatory changes, estimates of proved reserves, potential failure to achieve production from development projects, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
Overview
       We explore for and develop oil and natural gas in the Rocky Mountain region of the United States. On December 15, 2004, we completed our initial public offering in which we received net proceeds of $347 million after deducting underwriting fees and other offering costs.
       We intend to increase stockholder value by profitably growing reserves and production, primarily through drilling operations. We seek high quality exploration and development projects with potential for providing long-term drilling inventories that generate high returns. Substantially all of our revenues are generated through the sale of natural gas and oil production under either short-term contracts or spot gas purchase contracts at market prices. Approximately 91% of our June 2005 production was natural gas.
       Our company was formed in January 2002. We began active natural gas and oil operations in March 2002 upon the acquisition of properties in the Wind River Basin. We acquired these properties from a subsidiary of the Williams Companies, which acquired these properties in connection with the Williams Companies’ acquisition of Barrett Resources Corporation in August 2001. Since inception, we substantially increased our activity level and the number of properties that we operate. Our operating results reflect this growth. Also in 2002, we completed two additional acquisitions of properties in the Uinta, Wind River, Powder River and Williston Basins. In early 2003, we completed an acquisition of largely undeveloped coalbed methane properties located in the Powder River Basin. In September 2004, we acquired properties in the Piceance Basin consisting of 8,537 net developed and 9,044 net undeveloped lease acres, and 79 net producing wells in or around the Gibson Gulch field (the “Piceance Basin Acquisition Properties”). A summary of our significant property acquisitions is as follows:

Primary Locations of Acquired Properties	Date Acquired	Purchase Price

		(in millions)
Wind River Basin	March 2002	$74
Uinta Basin	April 2002	8
Wind River, Powder River and Williston Basins	December 2002	62
Powder River Basin	March 2003	35
Piceance Basin	September 2004	137

Because of our rapid growth through acquisitions and development of our properties, our historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of future results.
       Our acquisitions were financed with a combination of funding from our private equity stock investments, our bank line of credit, cash flow from operations and, in the case of the Piceance Basin properties, a bridge loan that was repaid in December 2004 with a portion of the proceeds of our initial public offering. The March 2002 purchase of properties in the Wind River Basin included core properties in the Cave Gulch and Wallace Creek fields. The April 2002 acquisition in the Uinta Basin included the West Tavaputs project area. The December 2002 acquisition included the Cooper Reservoir field, properties in the Powder River Basin and oil properties in the Williston Basin, along with other properties that were not deemed core to our business operations (approximately 20% of the acquisition) and that were sold in 2003. The September 2004 acquisition included the Gibson Gulch field in the Piceance Basin. Our 2003 and 2004 activities include development drilling and exploration in each of these areas. Our activities are now focused on evaluating and developing our asset base, increasing our acreage positions, and evaluating potential acquisitions.
       As of December 31, 2004, we had 292 Bcfe of estimated net proved reserves with a PV-10 of $592 million and a Standardized Measure of $466 million, while at December 31, 2003, we had 204 Bcfe of estimated net proved reserves with a PV-10 of $521 million and a Standardized Measure of $405 million.
       Our finding and development costs over the relatively short period of our existence have been high relative to other operators, particularly those with later stage development activities in the Rockies, and we expect that trend to continue at least through 2005 and until we have a higher proportion of later stage development activities. We anticipate that, as we conduct further development, we will be able to leverage existing infrastructure and achieve economies from improved production recovery experience and infill drilling development. Although we cannot provide assurance, we anticipate that, in the long term, our future finding and development costs will be more competitive with the industry broadly and with Rockies operators, in particular.
       The average sales prices received for natural gas in all our core areas rose sharply in 2003 and 2004 compared to 2002. Before the effect of hedging contracts, the average price we received for natural gas in 2003 was $4.51 per Mcf compared to $2.39 per Mcf in 2002. Before the effects of hedging contracts, the average price we received for oil was $28.85 per Bbl in 2003 compared to $25.39 per Bbl in 2002. Before the effect of hedging contracts, the average price we received for natural gas and oil in 2004 was $5.53 per Mcf and $39.49 per Bbl, respectively. During the six months ended June 30, 2005, before the effects of hedging contracts, the average price we received for natural gas was $6.18 per Mcf and the average price we received for oil was $48.16 per Bbl.
       Higher oil and natural gas prices have led to higher demand for drilling rigs, operating personnel and field supplies and services, and have caused increases in the costs of those goods and services. To date, the higher sales prices for natural gas and oil have more than offset the higher field costs. Given the inherent volatility of oil and natural gas prices that are influenced by many factors beyond our control, we plan our activities and budget based on conservative sales price assumptions, which generally are lower than the average sales prices received in 2004. We focus our efforts on increasing natural gas reserves and production while controlling costs at a level that is appropriate for long-term operations. Our future earnings and cash flows are dependent on our ability to manage our overall cost structure to a level that allows for profitable production.
       Like all oil and gas exploration and production companies, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and gas production from a given well naturally decreases. Thus, an oil and gas exploration and production company depletes part of its asset base with each unit of oil or natural gas it produces. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to continue to add reserves in excess of production. We will maintain our focus on costs to add reserves through drilling and acquisitions as well as the costs necessary to produce such reserves. Our ability to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including our ability to timely obtain drilling permits and regulatory approvals. The permitting and approval process has been more difficult in recent years than in the past due to increased activism from environmental and other groups and has extended the time it takes us to receive permits and other necessary approvals. Because of our relatively small size and concentrated property base, we can be disproportionately disadvantaged by delays in obtaining or failing to obtain drilling approvals compared to companies with larger or more dispersed property bases. As a result, we are less able to shift drilling activities to areas where permitting may be easier and we have fewer properties over which to spread the costs related to complying with these regulations and the costs or foregone opportunities resulting from delays.

Results of Operations
Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
       The following table sets forth selected operating data for the periods indicated.

	Six Months Ended
	June 30,		Increase (Decrease)

	2004	2005	Amount	Percent

	(in thousands)
Operating Results:
Revenues
Oil and gas production	$76,442	$104,647	$28,205	37%
Other	2,398	1,708	(690)	(29)%
Operating expenses
Lease operating expense	7,187	8,894	1,707	24%
Gathering and transportation expense	2,491	5,604	3,113	125%
Production tax expense	9,565	13,029	3,464	36%
Exploration expense	2,813	2,665	(148)	(5)%
Impairment, dry hole costs and abandonment expense	281	43,675	43,394	nm *
Depreciation, depletion and amortization	31,002	38,954	7,952	26%
General and administrative	10,808	13,033	2,225	21%

Total operating expenses	$64,147	$125,854	$61,707	96%
Production Data:
Natural gas (MMcf)	14,060	15,526	1,466	10%
Oil (MBbls)	228	250	22	10%
Combined volumes (MMcfe)	15,428	17,026	1,598	10%
Daily combined volumes (Mmcfe/d)	85	94	9	11%
Average Prices (includes effects of hedges):
Natural gas (per Mcf)	$4.88	$6.04	$1.16	24%
Oil (per Bbl)	34.53	43.70	9.17	27%
Combined (per Mcfe)	4.95	6.15	1.20	24%
Average Costs (per Mcfe):
Lease operating expense	$0.47	$0.52	$0.05	11%
Gathering and transportation expense	0.16	0.33	0.17	106%
Production tax expense	0.62	0.77	0.15	24%
Depreciation, depletion and amortization	2.01	2.29	0.28	14%
General and administrative	0.70	0.77	0.07	10%

*	Not meaningful.
       Production Revenues. Production revenues increased from $76.4 million for the six months ended June 30, 2004 to $104.6 million for the current year period due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $18.4 million of production revenues and production increases from the development of existing properties added approximately $9.8 million of production revenues, after natural production declines so that our new production more than offset natural production declines.

       On an Mcfe basis, total production volumes for the six months ended June 30, 2005 increased 10% from total production for the prior year period. Additional information concerning production is in the following table.

	Six Months Ended			Six Months Ended
	June 30, 2004			June 30, 2005

	Oil	Natural Gas	Total	Oil	Natural Gas	Total

	(MBbls)	(MMcf)	(MMcfe)	(MBbls)	(MMcf)	(MMcfe)
Wind River Basin	58	9,203	9,551	41	6,388	6,634
Uinta Basin	4	2,606	2,630	2	3,016	3,028
Powder River Basin	—	2,153	2,153	—	4,260	4,260
Piceance Basin*	n/a	n/a	n/a	17	1,779	1,881
Williston Basin	152	88	1,000	177	71	1,133
Other	14	10	94	13	12	90

Total	228	14,060	15,428	250	15,526	17,026

*	We purchased our interest in the Piceance Basin on September 1, 2004.
       The production decrease in the Wind River Basin is due to natural production declines in our Cave Gulch, Cooper Reservoir and Wallace Creek fields that occurred in late 2004 and the first half of 2005. We have reduced our activities in these areas. The production increase in the Uinta Basin is due to exploration and development activities in both the West Tavaputs and Hill Creek fields. The production increase in the Powder River Basin reflects the success of our development activities. The production increase in the Williston is principally due to continued exploration and development activities on our properties in this basin. The production increase in the Piceance Basin is a result of the acquisition made in September 2004. The 2005 production in the Piceance Basin includes 116 MMcf of a gas balancing settlement pertaining to production in the last quarter of 2004.
       Hedging Activities. During the six months ended June 30, 2004, approximately 37% of our natural gas volumes and no oil volumes were hedged, resulting in a reduction in revenues of $4.8 million. During the six months ended June 30, 2005, approximately 52% of our natural gas volumes and 44% of our oil volumes were hedged, resulting in a reduction in revenues of $3.4 million.
       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense increased from $0.47 per Mcfe in the first six months of 2004 to $0.52 per Mcfe in the current year period, and our gathering and transportation expense increased from $0.16 per Mcfe in the first six months of 2004 to $0.33 per Mcfe in the current year period. The increase in lease operating expenses is primarily due to workovers of $0.5 million in the Hill Creek field in the Uinta Basin and Cave Gulch field in the Wind River Basin, equipment rentals and diesel fuel costs associated with a temporary electrical power supply for new wells in the Powder River Basin of $0.8 million and declining production in our Cave Gulch, Cooper Reservoir and Wallace Creek fields in the Wind River Basin without a corresponding decrease in fixed costs associated with operating these gas wells. The increase in gathering and transportation expense is principally attributable to an increase of $2.8 million for the CBM properties in the Powder River Basin relating to increased third party charges for compressor fuel, the relative increase in production in the Powder River Basin, which is a higher gathering cost area, compared to the first half of 2004, and firm transportation fees we commenced incurring in the first quarter of 2005. We have entered into long-term firm transportation contracts to guarantee capacity on major pipelines to avoid production curtailments that may arise due to limited pipeline capacity. Generally, gathering contracts with third parties require we pay current market prices for compressor fuel consistent with the increase in realized prices on the gas we produce.
       Production Tax Expense. Production taxes as a percentage of natural gas and oil sales before hedging losses of $4.8 million and $3.4 million were 11.8% and 12.1% for the six months ended June 30, 2004 and 2005, respectively. The slight increase in tax rate from the prior year period is the result of an increased estimate in the first quarter of 2005 related to the Ute Tribe Severance Tax on properties in the Uinta Basin. Production taxes are primarily based on the wellhead values of production and vary across the different areas that we operate. Total production taxes increased as a result of higher production revenues, primarily due to higher prices in the six months ended June 30, 2005 compared to the prior year period.
       Exploration Expense. Exploration costs decreased from $2.8 million in the first six months of 2004 to $2.7 million in the current year period. The costs for the six months ended June 30, 2004 include $1.1 million and $0.9 million for seismic programs in the DJ Basin and Wind River Basins, respectively, along with $0.8 million for delay rentals and other costs. The costs for the six months ended June 30, 2005 include $1.9 million for seismic programs, principally in the Wind River Basin, and $0.8 million for delay rentals and other costs.
       Impairment, Dry Hole Costs and Abandonment Expense. Our impairment, dry hole costs and abandonment expense increased from $0.3 million during the first six months of 2004 to $43.7 million during the current year period. For the six months ended June 30, 2004 dry hole costs were $0.1 million, abandonments were $0.2 million, and impairment expense was zero. For the six months ended June 30, 2005 dry hole costs were $6.4 million for dry holes in the Wind River, Green River and Uinta Basins, abandonments were $1.0 million, and impairment expense was $36.3 million. Under successful efforts accounting, we review our proved oil and gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value may have occurred. We estimate the expected undiscounted future cash flows of our oil and gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and gas properties to fair value through a charge to impairment expense. During the quarter ended June 30, 2005, production from existing and recently drilled infill wells in the Cooper Reservoir field declined more rapidly than anticipated indicating well interference and limited downspacing opportunities. In the Talon field, production from initial exploratory wells were at lower rates than initially estimated. The impairment expense in the current year period is the result of a $29.5 million impairment charge in the Cooper Reservoir field and $6.8 million impairment charge in the Talon field, both of which are located in the Wind River Basin.
       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $39.0 million for the six months ended June 30, 2005 compared to $31.0 million for the prior year period. Of the increase, $3.2 million is due to the 10% increase in production and $4.8 million is due to an increased depletion rate for the first half of 2005 production. During the six months ended June 30, 2004, the weighted average depletion rate was $2.01 per Mcfe. In the six months ended June 30, 2005, the weighted average depletion rate was $2.29 per Mcfe. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. Between the six months ended June 30, 2004 and the current year period, the Company’s cost of finding oil and gas reserves in certain areas yielded an overall higher depletion rate for the first six months of 2005 compared to the prior year period. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes in specific areas.
       General and Administrative Expense. General and administrative expense increased $2.2 million from $10.8 million in the six months ended June 30, 2004 to $13.0 million in the current year period. This increase was primarily due to increased personnel required for our capital program and production levels. As of June 30, 2005, we had 118 full time employees in our corporate office compared to 88 as of June 30, 2004. General and administrative expense includes non-cash charges for stock-based compensation, including $2.2 million in the first six months of 2004 and $1.5 million in the current year period. The decrease in charges for non-cash compensation was due to a stock-based compensation charge related to the vesting of common stock in January and May of 2004. On a per unit production basis, general and administrative expense increased from $0.70 per Mcfe in the first six months of 2004 to $0.77 per Mcfe in the current year period. Our capital budget relative to our production levels is high and requires an appropriate number of personnel and related costs to prudently manage our capital expenditure program. Over time, as our capital expenditure program results in significantly higher production levels, we expect general and administrative expense per unit of production to remain at current levels.
       Interest Income. Interest income increased $0.9 million to $1.0 million during the six months ended June 30, 2005 from $0.1 million during the prior year period. This increase is a result of interest earned on an average cash and short-term investment balance of $75.7 million for the six months ended June 30, 2005 compared to an average balance of $21.5 million for the prior year period. The increased investment balance resulted primarily from the receipt of the net proceeds from our initial public offering in December 2004.
       Interest Expense. Interest expense decreased $0.4 million to $1.0 million in the six months ended June 30, 2005 from $1.4 million in the prior year period. Interest expense in the first half of 2005 is comprised primarily of amortization of deferred financing costs and payment of debt commitment fees. Interest expense in the first half of 2004 is comprised of interest of $1.0 million on a weighted average outstanding balance of $62.8 million under our credit facility and $0.4 million of amortization of deferred financing costs and payment of debt commitment fees. We had no outstanding indebtedness under our credit facility during the six months ended June 30, 2005 as a result of paying down our revolving credit facility with the net proceeds from our initial public offering in December 2004.
       Income Tax Expense. Our effective tax rate was 42% and 34% in the six months ended June 30, 2004 and 2005, respectively. For both the 2004 and 2005 periods, we recorded stock-based compensation expense under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share Based Payment, that is not deductible for income tax purposes. Due to our net income position for the six months ended June 30, 2004, these permanent differences were not deductible for income tax purposes, thereby increasing our effective tax rate. However, for the six months ended June 30, 2005, we were in a net loss position and were not able to recognize the benefit of non-deductible stock-based compensation expense for tax purposes, thereby decreasing our effective tax rate. All of our income tax provisions and benefits are deferred. Due to the tax deductions being created by our drilling activities, we expect that we will not incur cash tax liabilities for at least the next year.
       Net Income (Loss). We generated a net loss of $12.8 million in the six months ended June 30, 2005 compared to net income of $7.8 million in the prior year period. The primary reasons for the decrease in results were non-cash impairment charges of $36.3 million and an increase in dry hole costs and abandonments of $7.1 million. This increase in impairment, dry hole costs and abandonment expense was offset by an increase in operating income, excluding impairment, dry hole costs and abandonment expense, of $9.2 million, an increase in other income of $1.3 million, and an increase in income tax benefit of $12.3 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
       The following table sets forth selected operating data for the periods indicated.

	Period from
	January 7,
	2002		2002 to 2003			2003 to 2004
	(inception)		Increase			Increase
	through	Year Ended	(Decrease)		Year Ended	(Decrease)
	December 31,	December 31,			December 31,
	2002 (1)	2003	Amount	Percent	2004	Amount	Percent

	(In thousands)
Operating Results:
Revenues
Oil and gas production	$16,007	$75,252	$59,245	nm*	$165,843	$90,591	120%
Other	74	184	110	149	4,137	3,953	nm *
Operating expenses
Lease operating expense	2,231	8,462	6,231	nm*	14,592	6,130	72%
Gathering and transportation expense	229	3,646	3,417	nm*	5,968	2,322	64%
Production tax expense	2,021	9,815	7,794	nm*	20,087	10,272	105%
Exploration expense	1,592	3,655	2,063	130%	12,661	9,006	nm *
Impairment, dry hole costs and abandonment expense	—	4,274	4,274	n/a	24,011	19,737	nm *
Depreciation, depletion and amortization	9,162	30,724	21,562	nm*	68,202	37,478	122%
General and administrative	6,798	17,850	11,052	163%	21,092	3,242	18%

Total operating expenses	$22,033	$78,426	$56,393	nm*	$166,613	$88,187	112%

Production Data:
Natural gas (MMcf)	6,371	16,315	9,944	156%	28,864	12,549	77%
Oil (MBbls)	30	328	298	nm*	474	146	45%
Combined volumes (MMcfe)	6,551	18,283	11,732	179%	31,708	13,426	73%
Daily combined volumes (Mmcfe/d)	24	50	27	112%	87	37	74%
Average Prices (includes effects of hedges):
Natural gas (per Mcf)	$2.39	$4.03	$1.64	69%	$5.10	$1.07	27%
Oil (per Bbl)	25.39	28.85	3.46	14%	39.49	10.64	37%
Combined (per Mcfe)	2.44	4.12	1.68	69%	5.23	1.11	27%
Average Costs (per Mcfe):
Lease operating expense	$0.34	$0.46	$0.12	35%	$0.46	$0.00	0%
Gathering and transportation expense	0.03	0.20	0.17	nm*	0.19	(0.01)	(5%)
Production tax expense	0.31	0.54	0.23	74%	0.63	0.09	17%
Depreciation, depletion and amortization	1.40	1.68	0.28	20%	2.15	0.47	28%
General and administrative	1.04	0.98	(0.06)	(6%)	0.67	(0.31)	(32%)

*	Not meaningful.

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

       Production Revenues. Production revenues increased from $75.3 million for the year ended December 31, 2003 to $165.8 million for the year ended December 31, 2004 due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $20.3 million of production revenues, and production increases from the development of existing properties, and to a lesser extent, the Piceance Basin Acquisition Properties, added approximately $70.2 million of production revenues. Significant decreases in product prices would significantly reduce our revenues from existing properties. See “— Quantitative and Qualitative Disclosure about Market Risk”. Other revenues totaled $4.1 million for the year ended December 31, 2004, which were principally gains on disposals of oil and gas properties.
       Total production volumes for the 2004 calendar year increased 74% from 2003 with increases in all major producing basins. Additional information concerning production is in the following table.

	Year Ended December 31,

	2003 (1)			2004

	Oil	Natural Gas	Total	Oil	Natural Gas	Total

	(MBbls)	(MMcf)	(MMcfe)	(MBbls)	(MMcf)	(MMcfe)
Wind River Basin	71	12,513	12,939	107	17,676	18,318
Uinta Basin	2	1,355	1,367	6	5,295	5,331
Powder River Basin	—	2,114	2,114	—	4,934	4,934
Williston Basin	216	197	1,493	329	162	2,136
Piceance Basin	—	—	—	5	779	809
Other	39	136	370	27	18	180

Total	328	16,315	18,283	474	28,864	31,708

(1)	Excludes volumes produced related to properties held for sale.
       The production increase in the Wind River Basin is due to development in our Cave Gulch and Cooper Reservoir fields that occurred throughout 2003 and 2004. The production increase in the Uinta Basin is due to development activities in both the West Tavaputs and Hill Creek areas. The production increase in the Powder River Basin reflects the acquisition made in March 2003 along with an active development program that commenced in the middle of 2003 and continued through 2004. The production increase in the Williston Basin is principally due to continued development activities on the properties that were acquired in December 2002.
       Hedging Activities. In 2004 we hedged approximately 38% of our natural gas volumes, which resulted in a reduction in revenues of $12.4 million. No oil volumes were hedged in 2004. In 2003 we hedged approximately 45% of our natural gas volumes, incurring a reduction in revenues of $7.7 million, and in 2003 we hedged approximately 38% of our oil volumes, resulting in an immaterial increase to revenues.
       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense remained flat at $0.46 per Mcfe in 2004 and 2003 while our gathering and transportation expense decreased from $0.20 per Mcfe in 2003 to $0.19 per Mcfe in 2004. The decrease in gathering and transportation expense was primarily a result of using company owned gathering lines to transport gas in the Wallace Creek field in 2004 instead of outside party facilities that were used in 2003.
       Production Tax Expense. Total production taxes increased from $9.8 million in 2003 to $20.1 million in 2004 as a result of higher production revenues which increased primarily due to higher prices received and higher volumes produced in 2004 compared to 2003. Production taxes as a percentage of natural gas and oil sales before hedging adjustments remained relatively flat at 11.3% in 2004 and 11.8% in 2003. Production taxes are primarily based on the wellhead values of production and tax rates that vary across the different areas that we operate. As the ratio of our production changes from area to area, our production rate will either increase or decrease depending on the quantities produced from each area and the production tax rates in effect in each individual area. For example, we intend to develop our acreage position on Indian Tribal lands in the state of Utah where the combined production tax rate for the state and the Indian Tribe will approximate 15%. This production tax rate is higher than our current overall rate. In the event our development efforts are successful, our overall production tax rate will increase relative to the level of our success on the Indian Tribal lands in Utah.
       Exploration Expense. Exploration expense increased from $3.7 million in 2003 to $12.7 million in 2004. The costs in the 2003 period include $3.1 million for seismic programs principally in the Wind River, DJ and Uinta Basins, and $0.6 million for delay rentals and other costs. The costs in 2004 include $11.3 million for seismic programs primarily in the DJ, Wind River and Uinta Basins and $1.4 million for delay rentals and other costs.
       Impairment, Dry Hole Costs and Abandonment Expense. Our impairment, dry hole costs and abandonment expense increased from $4.3 million in 2003 to $24.0 million in 2004. During 2003, impairment expense was $1.8 million, for a write-down to fair value of undeveloped leasehold costs in southern Montana, dry hole costs were $2.2 million for exploratory dry holes in the Powder River and Uinta Basins and abandonment expense was $0.3 million. During 2004, impairment expense was $0.5 million, dry hole costs were $23.0 million for exploratory dry holes primarily in the Wind River and Uinta Basins and abandonment expense was $0.5 million. We account for oil and gas exploration and production activities using the successful efforts method under which we capitalize exploratory well costs until a determination is made as to whether or not the wells have found proved reserves. Generally, if proved reserves are not assigned to an exploratory well within one year following completion of drilling, the costs of drilling the well are charged to expense, otherwise, the costs remain capitalized and are depleted as production occurs. The following table shows the costs of exploratory wells for which drilling was completed and which are included in unevaluated oil and gas properties as of December 31, 2004 pending determination of whether the wells will be assigned proved reserves. The following table does not include $4.1 million related to exploratory wells in progress for which drilling had not been completed at December 31, 2004:

	Time Elapsed Since Drilling Completed

	0-3	4-6	7-12	> 12
	Months	Months	Months	Months	Total

	(in thousands)
Wells for which drilling has completed	$10,105	$5,158	$570	$—	$15,833
       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $68.2 million in 2004 compared to $30.7 million in 2003. $21.9 million of the increase was due to the 73% increase in production and $15.5 million was due to an increased depletion rate for 2004. In 2003 the weighted average depletion rate was $1.68 per Mcfe compared to $2.15 per Mcfe in 2004. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. In 2004 the relationship of capital expenditures, proved reserves and production from certain producing areas yielded a higher depletion rate than 2003. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes in specific areas.
       General and Administrative Expense. General and administrative expense increased $3.2 million from $17.9 million in 2003 to $21.1 million in 2004. This increase was primarily due to increased personnel required for our capital program and production levels. As of December 31, 2004, we had 101 full-time employees in our corporate office compared to 75 as of December 31, 2003. On a per unit produced basis, general and administrative expense decreased from $0.98 per Mcfe in 2003 to $0.67 per Mcfe in 2004 as production increased at a greater rate than our general and administrative expenses. At our stage of investment activity compared to our production level, a significant portion of our general and administrative expense consists of the personnel and related costs to prudently manage our capital expenditure program. Over time, as our capital expenditure program results in significantly higher production levels, we expect that general and administrative expense per unit of production will continue to decrease.
       Non-cash stock-based compensation expense included in general and administrative expense was $3.6 million in 2003 compared to $3.0 million in 2004. Non-cash stock-based compensation for 2003 and 2004 is related to the vesting of the restricted common stock issued to management and employees upon formation of the Company, our stock option plans and purchases by employees of Series B convertible preferred stock at less than estimated fair market value. The decrease in expense was due principally to the 2004 and 2003 vesting events related to our restricted common stock and stock options. The components of non-cash stock-based compensation for 2003 and 2004 are shown in the following table.

	Year Ended
	December 31,

	2003	2004

	(in thousands)
Restricted common stock	$2,640	$2,044
Stock options	565	705
Employee purchases of Series B convertible preferred stock	432	282

Total	$3,637	$3,031

       Restricted common stock was subject to dual vesting provisions of: (1) one share vesting for every $141.62355 received from investors in Series B Preferred Stock (“dollar vesting”), and (2) 20% vesting upon purchase and an additional 20% vesting each year for four years after purchase (“time vesting”). These restricted shares vest at the later to occur of time vesting and dollar vesting. At December 31, 2004, the restricted common stock was 100% dollar vested and 78.3% time vested. As a result of being 100% dollar vested, no additional stock-based deferred compensation on restricted common stock will be incurred, however, at December 31, 2004, a balance of $0.5 million of deferred compensation remained to be amortized into non-cash stock-based compensation expense through January 2006 as a result of time vesting.
       Interest Expense. Interest expense increased $8.5 million to $9.9 million in 2004 compared to 2003. The increase was due to higher debt levels in 2004 to fund acquisitions and development activities. The weighted average outstanding balance under our credit facility was $73.7 million for 2004 as compared to $39.8 million for 2003. In addition to borrowings under our credit facility, we borrowed $150 million under a bridge loan on September 1, 2004 to fund the acquisition of our Piceance Basin properties. The bridge loan, as well as the outstanding balance of our credit facility, was repaid in full in December 2004 with proceeds from our initial public offering. Total interest expense in 2004 under the bridge loan was $6.3 million comprised of fees of $3.7 million and interest charges of $2.6 million. To date, no interest has been capitalized.
       Income Tax Expense. Our effective tax rate was 7% in 2003 and 14% in 2004. Our effective tax rate for 2003 and 2004 differs from the statutory rates primarily because of the amount of stock-based compensation expense recorded for financial statement purposes that is a permanent difference and will not be deducted for tax purposes. All of our income tax benefit and provisions to date are deferred. Due to the net operating loss carryforward and tax deductions being created by our drilling activities, we expect that we will not incur cash tax liabilities for at least the next year. Our estimates of future taxable income, including potential elections to capitalize all intangible drilling costs and reversals of deferred tax liabilities, are considerable such that management has determined that the net deferred tax assets will be realized, and therefore no valuation allowance has been provided.
       Net Income (Loss). We generated a net loss of $5.3 million in 2004 compared to a net loss of $4.0 million in 2003. The primary reasons for the increased loss was an increase in impairment,

dry hole costs and abandonment expense of $19.7 million, an increase in exploration expense of $9.0 million and an increase in other expense of $8.2 million (principally interest expense). These factors contributing to the increased loss were offset by an increase in operating income, excluding impairment, dry hole costs and abandonment expense and exploration expense of $35.1 million and an increase in income tax benefit of $0.5 million.
Year Ended December 31, 2003 Compared to the Period from January 7, 2002
(inception) through December 31, 2002
       Production Revenues. Production revenues increased from $16.0 million in 2002 to $75.3 million in 2003 due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $10.5 million of production revenues, production from properties acquired in 2003 added approximately $6.7 million of revenues and production increases from the development of existing properties added approximately $42.1 million of production revenues, net of natural production declines. Significant decreases in product prices would significantly reduce our revenues from existing properties. See “— Quantitative and Qualitative Disclosure about Market Risk”.
       Production volumes in 2003 increased 179% from 2002 levels with increases in all producing basins. Additional information concerning production is in the following table.

	Period from January 7, 2002
	(inception) through
	December 31,			Year Ended December 31,
	2002 (1)(2)			2003 (1)

	Oil	Natural Gas	Total	Oil	Natural Gas	Total

	(MBbls)	(MMcf)	(MMcfe)	(MBbls)	(MMcf)	(MMcfe)
Wind River Basin	23	6,090	6,228	71	12,513	12,939
Uinta Basin	—	259	259	2	1,355	1,367
Powder River Basin	—	14	14	—	2,114	2,114
Williston Basin	7	8	50	216	197	1,493
Other	—	—	—	39	136	370

Total	30	6,371	6,551	328	16,315	18,283

(1)	Excludes volumes produced related to properties held for sale.

(2)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.
      The production increase in the Wind River Basin is due to development in our Cave Gulch field that occurred throughout 2002 and 2003, the acquisition of the Cooper Reservoir field in December 2002 and the subsequent 2003 development of properties included in the Cooper Reservoir acquisition. The production increase in the Uinta Basin is due to development activities in both the West Tavaputs and Hill Creek areas. The production increase in the Powder River Basin reflects the two acquisitions made in December 2002 and March 2003 along with an active development program that occurred principally during the last six months of 2003. The production increase in the Williston Basin is principally due to a full year of production from the properties that were acquired in December 2002.
       Hedging Activities. During 2003, we hedged 48% of our natural gas volumes, incurring a reduction from realized prices of $7.7 million, and 37% of our oil volumes resulting in an immaterial addition to realized prices. During 2002, we did not hedge any of our natural gas or oil volumes.
       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense increased from $0.34 per Mcfe in 2002 to $0.46 per Mcfe in 2003, while our gathering and transportation expense increased from an insignificant amount in 2002 to $0.20 per

Mcfe in 2003. The increase is due to a higher proportion of our production being in areas with higher operating costs. In 2002, substantially all of our production was in the Wind River Basin. During 2003, we increased our production in the Uinta, Powder River and Williston Basins, all of which are higher operating and gathering cost areas than the areas we were producing from during most of 2002.
       Production Tax Expense. Production taxes as a percentage of natural gas and oil sales before hedging adjustments were 12.6% in 2002 and 11.8% in 2003. Production taxes are primarily based on the wellhead values of production and vary across the different areas that we operate. Production tax expense increased as a result of higher production revenues, primarily due to increased production and higher prices in 2003.
       Exploration Expense. Exploration expense increased $2.1 million to $3.7 million in 2003. The 2002 costs are primarily seismic programs in the Wind River and Uinta Basins. The 2003 costs include $3.1 million for seismic programs in the Wind River, the Uinta and DJ Basins. Delay rentals and other miscellaneous exploration expenses were $0.6 million in 2003.
       Impairment, Dry Hole Costs and Abandonment Expense. During 2003, impairment expense was $1.8 million for a write-down to fair value of undeveloped leasehold costs in southern Montana, dry hole costs were $2.2 million for exploratory dry holes in the Powder River and Uinta Basins and abandonment expense was $0.3 million. We periodically assess our undeveloped leasehold costs pursuant to SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, to determine whether or not the carrying amount has been impaired. In 2003 the carrying amount of undeveloped leasehold costs in southern Montana exceeded fair value, determined by bids we received from independent third parties to purchase the acreage, and accordingly, we recorded an impairment expense equal to the excess of carrying amount over fair value of $1.8 million.
       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $30.7 million in 2003 compared to $9.2 million in 2002. $16.3 million of the increase is due to the 179% increase in production and $5.1 million is due to an increased depletion rate for the 2003 production. During 2002, the weighted average depletion rate was $1.40 per Mcfe. In 2003, the weighted average depletion rate was $1.68 per Mcfe. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. During 2003, the relationship of capital expenditures, proved reserves and production from certain producing areas yielded a higher depletion rate than 2002. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes to be applied to production from specific areas.
       General and Administrative Expense. General and administrative expense increased $11.1 million from $6.8 million in 2002 to $17.9 million in 2003. This increase was primarily due to an increase in non-cash stock-based compensation and increased personnel required for our capital program and production levels. At our stage of activity compared to our production level, a significant portion of our general and administrative expense consists of the personnel and related costs to prudently manage our capital expenditure program.
      General and administrative expense includes non-cash stock-based compensation expense of $3.6 million in 2003, an increase of $2.3 million from $1.3 million in 2002. The increase in stock-based compensation expense was due to the increased value of our common stock in 2003 (estimated fair value of $7.56 per share on December 31, 2003) compared to 2002 (estimated fair value of $2.94 per share on December 31, 2002) and the vesting events with respect to our restricted common stock and stock options that occurred in each year. See “— Critical Accounting Policies and Estimates — Stock-based Compensation”.
       Interest Expense. Interest expense increased $1.3 million to $1.4 million in 2003. The increase was due to higher debt levels in 2003 to fund acquisitions and development activities. We initially borrowed $35 million in December 2002 to partially finance an acquisition of properties. During 2003, we used a combination of debt, equity and cash flow from operations to fund our activities, and ended the year with an outstanding balance on our bank line of credit of $57 million. The weighted average level of debt outstanding during 2003 was $39.8 million.
       Other Expense. Other expense of $1.5 million in 2002 is due to a loss on the sale of marketable securities. These securities were received in payment of a portion of the purchase price for Series A preferred stock in March 2002. All these securities were sold in 2002.
       Income Tax Expense. Our effective tax rate was 30% in 2002 and 7% in 2003. Our effective tax rate differs from the statutory rates primarily because of the amount of stock-based compensation expense recorded in the financial statements that will not be deductible for tax purposes. All of our income tax benefit is deferred.
       Income from Discontinued Operations. In 2002, we generated $27,000 of income from discontinued operations, net of taxes, from properties acquired in December 2002. These properties were sold in 2003 at amounts that approximated the assigned value of the properties.
       Net Loss. Our net loss decreased from $5.0 million in 2002 to $4.0 million in 2003. The primary reasons for the improved results were the increase in production volumes and product prices, net of operating costs, offset by the increased depreciation, depletion and amortization, exploration and impairment expenses.
Capital Resources and Liquidity
       Our primary sources of liquidity since our formation in January 2002 have been from sales and other issuances of securities, net cash provided by operating activities, a bank line of credit and a bridge loan (which was repaid in December 2004) to finance our September 2004 acquisition of properties in the Piceance Basin. Our primary use of capital has been for the acquisition, development, and exploration of oil and natural gas properties. As we pursue growth, we continually monitor the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity. Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional reserves. We actively review acquisition opportunities on an ongoing basis. If we were to make significant additional acquisitions for cash, we may need to obtain additional equity or debt financing.
       At December 31, 2004, our balance sheet reflected a cash balance of $99.9 million with no balance outstanding on our credit facility, principally as a result of completing our initial public offering on December 15, 2004 from which we received net proceeds of $347 million. On that date, we repaid the $150 million bridge loan and paid down the outstanding balance of $123.2 million on our line of credit. At June 30, 2005, our balance sheet reflected a cash balance of $35.7 million with no balance outstanding on our credit facility.
Cash Flow from Operating Activities
       Net cash provided by operating activities was $3.9 million, $33.9 million and $86.9 million in 2002, 2003 and 2004, respectively and $42.8 million and $74.7 million for the six months ended June 30, 2004 and 2005, respectively. The increases in net cash provided by operating activities was substantially due to increased production revenues, partially offset by increased expenses, as discussed above in “— Results of Operations”. Changes in current assets and liabilities reduced cash flow from operations by $1.0 million, $0.7 million and $2.9 million in 2002, 2003 and 2004, respectively, and $2.1 million for the six months ended June 30, 2004, but increased cash flow from operations by $11.0 million for six months ended June 30, 2005.
       Our operating cash flow is sensitive to many variables, the most significant of which is the volatility of prices for natural gas and oil produced. Prices for these commodities are determined primarily by prevailing market conditions. Regional and worldwide economic activity, weather and other substantially variable factors influence market conditions for these products. These factors are beyond our control and are difficult to predict.
       To mitigate some of the potential negative impact on cash flow caused by changes in natural gas and oil prices and to comply with our credit agreement, we have entered into commodity swap and collar contracts to receive fixed prices for a portion of our natural gas and oil production. At December 31, 2004, we had in place natural gas and crude oil swap contracts and collars covering portions of our 2005 and 2006 production. Between January 1, 2005 and August 1, 2005, we entered into additional cash flow hedges for portions of 2005, 2006 and 2007 production. Our company’s natural gas and oil derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are classified as either current or non current liabilities in our Consolidated Balance Sheets based on scheduled delivery of the underlying production.
       As of August 1, 2005, we had hedges in place for approximately 18 Bcf, 14 Bcf, and 11 Bcf of natural gas production for 2005, 2006, and 2007, respectively, and approximately 256 MBbls, 274 MBbls, and 219 MBbls of oil production for 2005, 2006, and 2007, respectively.
       The table below provides the volumes associated with the swap contracts as of August 1, 2005.

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Day	Type	Price	Price (1)	Period

Natural gas	10,000	MMBtu	$5.05	NORRM	1/1/2005-12/31/2005
Natural gas	10,000	MMBtu	5.27	NORRM	1/1/2005-12/31/2005
Oil	100	Bbls	32.96	WTI	1/1/2005-12/31/2005
Oil	100	Bbls	34.05	WTI	1/1/2005-12/31/2005
Oil	100	Bbls	36.12	WTI	1/1/2005-12/31/2005
Oil	100	Bbls	36.00	WTI	1/1/2005-12/31/2005
       The table below provides the volumes associated with the collar contracts as of August 1, 2005.

	Average
	Volume	Quantity	Floor-Ceiling	Index	Contract
Product	Per Day	Type	Pricing	Price (1)	Period

Natural gas	10,000	MMBtu	$4.75-7.00	NORRM	1/1/2005-12/31/2005
Natural gas	5,000	MMBtu	4.75-6.75	NORRM	1/1/2005-12/31/2005
Natural gas	10,000	MMBtu	4.75-7.10	NORRM	1/1/2005-12/31/2005
Natural gas	5,000	MMBtu	5.00-6.46	CIGRM	4/1/2005-10/31/2005
Natural gas	5,000	MMBtu	5.25-10.60	CIGRM	8/1/2005-12/31/2005
Oil	400	Bbls	45.00-55.25	WTI	4/1/2005-12/31/2005
Natural gas	5,000	MMBtu	4.75-6.05	NORRM	1/1/2006-12/31/2006
Natural gas	5,000	MMBtu	4.75-6.18	NORRM	1/1/2006-12/31/2006
Natural gas	15,000	MMBtu	4.75-6.21	NORRM	1/1/2006-12/31/2006
Natural gas	10,000	MMBtu	5.00-8.10	NORRM	1/1/2006-12/31/2006
Natural gas	4,000	MMBtu	5.25-12.05	CIGRM	1/1/2006-12/31/2006
Oil	700	Bbls	42.00-50.20	WTI	1/1/2006-12/31/2006
Oil	50	Bbls	50.00-81.10	WTI	1/1/2006-12/31/2006
Natural gas	29,000	MMBtu	5.25-10.22	CIGRM	1/1/2007-12/31/2007
Oil	600	Bbls	50.00-78.15	WTI	1/1/2007-12/31/2007

(1)	NORRM refers to Northwest Pipeline Rocky Mountains price and CIGRM refers to Colorado Interstate Gas Rocky Mountains price as quoted in Platt’s for Inside FERC on the first business day of each month. WTI refers to the West Texas Intermediate price as quoted on the New York Mercantile Exchange. See “— Quantitative and Qualitative Disclosure about Market Risk”.
       By removing the price volatility from a portion of our natural gas and oil production for 2005, 2006 and 2007, we have mitigated, but not eliminated, the potential effects of changing prices on our operating cash flow for those periods. While mitigating negative effects of falling commodity prices, these derivative contracts also limit the benefits we would receive from increases in commodity prices. It is our policy to enter into derivative contracts only with counterparties that are creditworthy major financial institutions deemed by management as competent and competitive market makers.
       Based on hedging contracts outstanding on June 30, 2005, our cash flow hedge positions from natural gas and oil derivatives had an estimated net pre-tax liability of $24.4 million recorded as both current and non-current liabilities, as appropriate. We will reclassify this amount to gains or losses included in natural gas and oil production operating revenues as the hedged production quantity is produced. Based on current projected prices, the net amount of existing unrealized after-tax loss as of June 30, 2005 to be reclassified from accumulated other comprehensive loss to net income (loss) in the next twelve months would be $10.6 million. Based on hedging contracts outstanding on December 31, 2004, our cash flow hedge positions from natural gas and oil derivatives had an estimated net pre-tax liability of $5.7 million recorded as both current and non-current liabilities, as appropriate. We anticipate reclassifying this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of December 31, 2004 to be reclassified from accumulated other comprehensive income to oil and gas production operating revenues in the next twelve months would be $2.5 million. We anticipate that all original forecasted transactions will occur by the end of the originally specified time periods.
Capital Expenditures
       Our capital expenditures were $83.4 million and $154.1 million for the six months ended June 30, 2004 and 2005, respectively. The total for the six month period of 2004 includes $10.9 million for acquisitions of properties, $68.5 million for drilling, development, exploration and exploitation (including related gathering and facilities, but excluding exploratory dry holes) of natural gas and oil properties, $3.1 million related to geologic and geophysical costs and exploratory dry holes, which are expensed under successful efforts accounting as exploration expense, and $0.9 million for furniture, fixtures and equipment. The total capital expenditures for the six month period of 2005 includes $15.0 million for the acquisition of properties, $127.7 million for drilling, development, exploration and exploitation (including related gathering and facilities, but excluding exploratory dry holes) of natural gas and oil properties, $10.0 million for geologic and geophysical costs and exploratory dry holes, which are expensed under successful efforts accounting as exploration expense, and $1.4 million for furniture, fixtures and equipment. Our capital expenditures were $347.1 million in 2004 and $186.3 million in 2003. The total for 2004 includes $152.4 million for acquisitions of properties, $156.4 million for drilling, development, exploration and exploitation (including related gathering and facilities, but excluding exploratory dry holes) of natural gas and oil properties, $36.2 million related to geologic and geophysical costs and exploratory dry holes, which are expensed under successful efforts accounting as exploration expense, and $2.1 million for furniture, fixtures and equipment. The total capital expenditures for 2003 includes $49.0 million for the acquisition of properties, including $35.4 million for Powder River Basin properties acquired in March 2003, $129.4 million for drilling, development and exploration of natural gas and oil properties, $6.1 million for geologic and geophysical costs, and $1.8 million for furniture, fixtures and equipment. In 2002, our capital expenditures were $166.9 million, including $74 million for the March 2002 acquisition of properties in the Wind River Basin, $8.1 million for the April 2002 acquisition of properties in the Uinta Basin, and $61.5 million for the December 2002 acquisition of properties in the Wind River, Powder River and Williston Basins, including $12.1 million assigned to properties subsequently sold, $14.1 million for the drilling, development and exploration of natural gas and oil properties, $1.6 million for geologic and geophysical costs, and $1.1 million for furniture, fixtures and equipment.
       Unevaluated properties increased $24.8 million to $162.4 million at June 30, 2005 from $137.6 million at December 31, 2004, principally from increases in uncompleted wells in progress resulting from increased development and exploratory drilling activity during the first half of 2005.

Unevaluated properties increased $81.3 million, or 144%, to $137.6 million at December 31, 2004 from $56.3 million at December 31, 2003 principally as a result of our acquisition on September 1, 2004 of the Piceance Basin Acquisition Properties and increased development and exploratory drilling activity which resulted in an increase in capitalized costs of uncompleted wells in progress.
       Our current capital budget, which is anticipated to change as we conduct activities throughout the year, is approximately $305 million for 2005, $149.0 million of which was incurred in the first six months of 2005, net of costs recovered of $5.1 million related joint exploration agreements entered into. Of the $305 million capital budget, we plan to spend approximately $254 million for development activities and $49 million for exploration activities, with the remaining $2 million allocated to other activities. We are projecting that cash on hand, cash available from operating activities and borrowings from our credit facility, and proceeds from selling down a portion of our interests in certain properties will be sufficient to fund our 2005 capital budget. In addition to our 2005 capital budget, we plan to enter into joint exploration agreements with industry partners which would involve a sell down of approximately 30% to 60% of our working interest in a number of exploration projects, principally in the Wind River and Williston Basins. Proceeds from the joint exploration agreements will be used to accelerate and drill additional exploration wells not reflected in the 2005 capital budget. During the first half of 2005, we received proceeds of $6.7 million for sales of partial interests in three exploratory projects, one each in the DJ Basin, Wind River Basin and Williston Basin.
       The amount and timing of capital expenditures is largely discretionary and within our control. If oil and natural gas prices decline to levels below our acceptable levels, we could choose to defer a portion of these planned 2005 capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity by prioritizing capital projects to first focus on those that we believe will have the highest expected financial returns and ability to generate near term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and crews. Based upon current oil and natural gas price expectations for 2005, we anticipate that our operating cash flow and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for 2005. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.
Financing Activities
       Sales and Issuances of Securities. During 2002, we raised $126.5 million, net of costs, from the sale of equity securities, during 2003 we raised $117.7 million, net of costs, from the sale of equity securities, and in 2004 we raised $381.1 million, net of costs, from the sale of equity securities, including in our initial public offering completed in December 2004.
       Credit Facility. Our current bank line of credit provides a borrowing base of $200 million. This credit facility was entered into on February 4, 2004 and has a maturity of February 4, 2007. The credit facility was amended on September 1, 2004. The credit facility bears interest, based on the borrowing base usage, at the applicable London Interbank Offered Rate, or LIBOR, plus applicable margins ranging from 1.25% to 3.75% or an alternate base rate, based upon the greater of the prime rate or the federal funds effective rate plus applicable margins ranging from 0% to 2.25%. We pay commitment fees ranging from 0.375% to 0.50% of the unused borrowing base. The credit facility is secured by natural gas and oil properties representing at least 85% of the value of our proved reserves and the pledge of all of the stock of our subsidiaries. The borrowing base includes a $25 million portion, referred to as the “Tranche B” portion, that allows the borrowing base to be greater than the typical borrowing base that would have been computed based on proved natural gas and oil reserves. The Tranche B portion of the borrowing base terminates on November 30,

2005. At December 31, 2004 and June 30, 2005, there were no amounts outstanding under our revolving credit facility. On December 15, 2004, upon the completion of our initial public offering, we repaid the then outstanding balance of $123 million. None of the outstanding borrowings at the time of repayment were under the Tranche B portion of the borrowing base. For information concerning the effect of changes in interest rates on interest payments under this facility, see below, “— Quantitative and Qualitative Disclosure About Market Risk — Interest Rate Risks”.
       The credit facility contains certain financial covenants, including a minimum current ratio and a minimum present value to total debt ratio. The credit facility also contains certain covenants that are based on what is defined in the credit facility as EBITDAX. The credit facility defines EBITDAX as our net income, subject to certain adjustments for the particular period plus the following expenses or charges to the extent deducted from net income during that period: interest, income taxes, depreciation, depletion, amortization, exploration and abandonment expenses and other similar non-cash charges and expenses, including stock-based compensation and non-cash impairments of goodwill, minus all non-cash income added to net income, in each case, and without duplication, calculated after giving pro forma effect to acquisitions and dispositions during the period. These covenants require that our debt to EBITDAX ratio cannot exceed 4.0 to 1.0 until November 30, 2005 and 3.5 to 1.0 thereafter, and that our EBITDAX to interest ratio cannot be below 2.5 to 1.0. We calculated our EBITDAX for 2004 to be $111.3 million so that our EBITDAX to interest ratio was 11.2 to 1.0 and our debt to EBITDAX ratio was 0 to 1.0. EBITDAX is not intended to represent net income (loss) as defined by generally accepted accounting principles in the United States, or GAAP, and such information should not be considered as an alternative to net income (loss), cash provided by operating activities or any other measure of performance prescribed by GAAP. We have complied with all financial covenants for all periods.
      The current ratio covenant states that our current ratio adjusted for the unused portion of the borrowing base and to eliminate certain non-cash assets and liabilities related to hedging activities must be greater than 1.0. We calculated the ratio for December 31, 2004 to be 5.8 and for June 30, 2005 to be 3.8.
       The ratio of present value of oil and gas properties to total debt covenant states that the defined present value divided by the outstanding debt under the bank line of credit must not be less than 1.5. This ratio is calculated every six months based on engineering estimates calculated at commodity prices and present value factors determined by the lenders. At December 31, 2004 and June 30, 2005, we were in compliance with this covenant. At December 31, 2004 and June 30, 2005, there were no amounts outstanding under the credit facility.
       Other Debt Financing. On September 1, 2004, we entered into a senior subordinated credit and guaranty agreement, or bridge loan, which had a total principal amount of $150 million. The bridge loan was used to pay the purchase price and transaction costs for the acquisition of our Piceance Basin properties and in December 2004 was repaid in full with a portion of the proceeds of our initial public offering as required by the terms of the loan.

       Contractual Obligations. A summary of our contractual obligations as of December 31, 2004 is provided in the following table.

	Payments Due By Year (1)

						After
	2005	2006	2007	2008	2009	2009	Total

	(in thousands)
Office and office equipment leases	$964	$956	$929	$911	$87	$—	$3,847
Firm transportation and other	1,232	2,245	2,245	2,245	2,245	15,485	25,697

Total	$2,196	$3,201	$3,174	$3,156	$2,332	$15,485	$29,544

(1)	This table does not include (a) the liability for dismantlement, abandonment and restoration costs of oil and gas properties. Effective with the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, we recorded a separate liability for the fair value of this asset retirement obligation; (b) any liability associated with derivatives; (c) any liability associated with commitment or other fees on our credit facility; and (d) $1.8 million payment required to the Ute Tribe if we do not drill an exploratory well.
       We entered into a firm transportation agreement for our natural gas production from the Wind River and Powder River Basins with Cheyenne Plains Company giving us guaranteed capacity on their pipeline, for a period of thirteen years and three months commencing upon the completion of the pipeline in February 2005. Contracted volumes are 9,000 MMBtu/d for the first 12 years and three months and 5,000 MMBtu/d for the final year. Our annual commitment based on 9,000 MMBtu/d is $1,117,000, which began in February 2005.
       Effective September 1, 2004 as part of the acquisition of our Piceance Basin properties, we assumed the obligation of a firm transportation agreement with Questar Pipeline Company for 12,000 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $94,000 per month for ten years beginning upon the completion of Questar’s upgrade of its pipeline in the Piceance Basin, which is expected to be completed in November of 2005.
       Effective April 1, 2005, we entered into an additional firm delivery contract for 10,000 MMbtu of natural gas per day at the Cheyenne Hub through March 2007 at the current Colorado Interstate Gas Rocky Mountains Index price as quoted in Platt’s Inside FERC Gas Market Report on the first business day of each month plus $0.16 per MMbtu.
       Effective May 1, 2005 we entered into an additional firm delivery contract for 8,500 MMbtu of natural gas per day at the inlet of the Questar pipeline through March 31, 2010 at the current Northwest Pipeline Rocky Mountains Index price as quoted in Platt’s Inside FERC Gas Market Report on the first business day of each month minus $0.25 per MMbtu.
Critical Accounting Policies and Estimates
       The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. Below, we provide expanded discussion of our more significant accounting policies, estimates and judgments. We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our consolidated financial statements. See Note 2 of the Notes to the Consolidated Financial Statements for a discussion of additional accounting policies and estimates made by management.
Oil and Gas Properties
       Our natural gas and oil exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the property has proved reserves. Generally, if an exploratory well is not assigned proved reserves within one year following completion of drilling, the costs of drilling the well are charged to exploration expense and included within cash flows from investing activities in the Consolidated Statements of Cash Flows pursuant to SFAS No. 19. The costs of development wells are capitalized whether productive or nonproductive. Gas and oil lease acquisition costs also are capitalized. If it is determined that these properties will not yield proved reserves, the related costs are expensed in the period in which that determination is made. Other exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for gas and oil leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Maintenance and repairs are charged to expense and renewals and betterments are capitalized to the appropriate property and equipment accounts.
       Unevaluated properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense. Unevaluated properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unevaluated properties are subsequently determined to be productive, the related costs are transferred to proved gas and oil properties. Proceeds, up to an amount equal to the total carrying amount, from sales of partial interests in unevaluated leases are accounted for as a recovery of cost without recognizing any gain or loss. We will record a gain on the sale of a partial interest in unevaluated leases for amounts equal to the excess of proceeds over our total carrying amount of such leases. In 2003, we recorded impairment expense of $1.8 million related to unevaluated properties located in southern Montana.
       We review our proved natural gas and oil properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. We estimate the expected future cash flows of our gas and oil properties and compare these future cash flows to the carrying amount of the gas and oil properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. In 2004, we recorded impairment expense of $0.5 million related to the evaluated costs of the Talon Field in Wyoming’s Wind River Basin at December 31, 2004. For the six months ended June 30, 2005, we recorded impairment expense of $36.3 million related to the evaluated costs of the Talon and Cooper Reservoir fields in Wyoming’s Wind River Basin.
       Our investment in natural gas and oil properties includes an estimate of the future costs associated with dismantlement, abandonment and restoration of our properties. These costs are recorded as provided in SFAS No. 143, Accounting for Asset Retirement Obligations. The present value of the future costs are added to the capitalized costs of our oil and gas properties and recorded as a long-term liability. The capitalized cost is included in the natural gas and oil property costs that are depleted over the life of the assets. The liability for future reclamation costs increased $7.5 million to $11.8 million at December 31, 2004 from $4.3 million at December 31, 2003 as a result of increases in our investment in natural gas and oil properties during that period from the acquisition of our Piceance Basin properties and the completion of successful wells and support equipment and facilities.
       The provision for depreciation, depletion and amortization (“DD&A”) of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Oil is converted to natural gas equivalents, Mcfe, at the rate of one barrel to six Mcf. Taken into consideration in the calculation of DD&A are estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.
Oil and Gas Reserve Quantities
       Our estimate of proved reserves is based on the quantities of oil and natural gas that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Ryder Scott Company reviews all our reserve estimates except our reserve estimates for the Powder River Basin, which are reviewed by Netherland, Sewell & Associates. A reserve report is prepared by us for all properties and these independent engineering firms review the entire report on a well-by-well basis.
       Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. We prepare our reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firms described above adhere to the same guidelines when reviewing our reserve reports. The accuracy of our reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.
       Our proved reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas, and natural gas liquids eventually recovered. At year end 2004, we revised our proved reserves downward from the 2003 reserve report by approximately 32 Bcfe, offset by approximately 6 Bcfe of upward revisions due to commodity price increases. At year end 2003, we revised our proved reserves downward from the 2002 reserve report by approximately 41 Bcfe, offset by approximately 5 Bcfe of upward revisions due to commodity price increases.
Revenue Recognition
       We record revenues from the sales of natural gas and oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.
       We may have an interest with other producers in certain properties, in which case we use the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of natural gas actually sold by the Company. In addition, we record revenue for our share of natural gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. We also reduce revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. Our remaining over-and under-produced gas balancing positions are considered in our proved reserves. Gas imbalances as of December 31, 2003 and 2004 were not significant.
Derivative Instruments and Hedging Activities
       We periodically use derivative financial instruments to achieve a more predictable cash flow from our natural gas and oil production by reducing our exposure to price fluctuations. As of

June 30, 2005, these transactions are swaps and cashless collars, which have been entered into with J. Aron & Company, a major financial institution and affiliate of Goldman, Sachs & Co., which was an underwriter for our initial public offering and is affiliated with certain of our institutional investors, including certain of the selling stockholders, J.P. Morgan, which is affiliated with certain of the selling stockholders and one of the underwriters of this offering, and Bank of Montreal. We account for these activities pursuant to SFAS No. 133, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the balance sheet as assets or liabilities.
       The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires a company to formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.
       For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in earnings.
       We may use derivative financial instruments which have not been designated as hedges under SFAS No. 133 even though they protect our company from changes in commodity prices. These instruments, if used, will be marked to market with the resulting changes in fair value recorded in earnings.
       As of December 31, 2004, the fair value of the derivative positions for our oil and gas swaps and gas collars for 2005 and 2006 production was $5.7 million and recorded on the balance sheet as a current liability of $3.9 million for the settlements expected to be paid within one year and other noncurrent liabilities of $1.8 million for the settlements expected to be paid later than one year. The deferred income tax effect on the $5.7 million fair value of derivatives at December 31, 2004 totaled $2.1 million which is recorded in current and noncurrent deferred tax assets. As of June 30, 2005, the fair value of the derivative positions for our oil and gas swaps and gas collars for 2005, 2006 and 2007 production was $24.4 million and recorded on the balance sheet as a current liability of $16.9 million for the settlements expected to be paid within one year and other noncurrent liabilities of $7.5 million for the settlements expected to be paid later than one year. The deferred income tax effect on the $24.4 million fair value of derivatives at June 30, 2005 totaled $9.0 million which is recorded in current and noncurrent deferred tax assets.
Income Taxes
       Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying currently enacted tax rates to the differences between financial statement and income tax reporting. We have not recognized a valuation allowance against our net deferred taxes because we believe that it is more likely than not that the net deferred tax assets will be realized based on estimates of our future operating income.

Stock-based Compensation
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, which revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25. We early adopted the provisions of the new standard effective October 1, 2004. Prior to the adoption of SFAS No. 123R, we used the intrinsic value method in accordance with APB Opinion No. 25 and the disclosure only provisions of SFAS No. 123.
       Restrictions on the vesting of Management Stock and options granted under our 2002 Stock Option Plan (the “2002 Option Plan”) were put in place in connection with the initial capitalization of the Company, including Series A and B preferred stock issuances, and were designed to ensure that the relative ownership interests of Series B preferred stock investors were not diluted. Thus, the Management Stock and option grants under the 2002 Option Plan only vested if capital was raised from Series A and Series B investors (or upon other capital raising events). This is referred to as “dollar vesting” in the case of Management Stock and “equity vesting” in the case of options granted under the 2002 Option Plan. Dollar vested Management Stock and equity vested options are further subject to time vesting provisions. As of May 12, 2004, all Management Stock and options granted under the 2002 Option Plan were fully dollar and equity vested.
       We recorded non-cash stock-based compensation of $1.3 million, $3.6 million and $3.0 million in 2002, 2003 and 2004, respectively, and $2.2 million and $1.5 million in the six months ended June 30, 2004 and 2005, respectively, for the Management Stock awards and option grants, in addition to Series B preferred stock purchases by employees at less than estimated fair value for financial reporting purposes. For awards granted after we were a public company (those granted subsequent to our initial filing of the registration statement for our initial public offering on April 16, 2004 as defined in SFAS No. 123R), we adopted SFAS No. 123R using the modified prospective application effective October 1, 2004, whereby as of that date we began applying the provisions of SFAS No. 123R to new awards and to awards modified, repurchased, or cancelled after that date. We recognized share-based employee compensation cost based on the historical grant-date fair value as computed under SFAS No. 123 on that date for the portion of awards previously issued and for which the requisite service had not yet been rendered, and all deferred compensation related to those awards was eliminated against the appropriate equity accounts on the adoption date. For awards granted while we were a nonpublic company (those granted previous to April 16, 2004 as defined in SFAS No. 123R), we adopted SFAS No. 123R using the prospective transition method, under which we continue to account for the portion of the award outstanding at the date of application using the minimum value method described under SFAS No. 123.
Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value.
       The fair value of our common stock for stock-based awards granted during March 2002 through September 2003 was originally estimated on a contemporaneous basis by management as having a value of no greater than $0.41 per share for financial reporting purposes. Our computations during that period indicated that the corporate values of our assets, principally acquired properties, did not exceed the preferred stock preference amounts. For determining our fair value at December 31, 2003 and subsequent dates, we prepared valuation reports based on methodologies consistent with those that were proposed in the then-draft AICPA Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation”, which subsequently was issued in final form in 2004. From December 2003 until the completion of our initial public offering in December 2004, we contemporaneously prepared at least one valuation report per quarter, which were provided to the board of directors and used by the compensation committee when approving stock option grants. Since our initial public offering, the fair value is determined using the previous day’s closing price on the New York Stock Exchange.
       Prior to closing our initial public offering, determining the fair value of our stock required making complex and subjective judgments. For our retrospective valuations used to calculate non-cash deferred compensation and stock-based compensation expense reported in the financial statements, we used a probability-weighted expected return method. Under the probability-weighted expected return method, the value of the common stock was estimated based upon an analysis of values for us assuming various outcomes (initial public offering, merger or sale, liquidation, and remaining private) and the estimated probability of each outcome assuming that all preferred stock is converted into common stock. As we progressed through the initial public offering process, we placed increasing weight on an initial public offering or merger or sale within the probability-weighted expected return method.
       Our valuation comparisons and estimates were inherently uncertain. The assumptions underlying the estimates were consistent with our business plan. The risks associated with achieving various outcomes related to our forecasts were assessed when selecting the weighting within the probability-weighted expected return method. If different probabilities had been used, the valuations would have been different. Furthermore, we did not use an unrelated valuation specialist. However, we believe that our management team has the appropriate expertise and experience to perform such analyses and we utilized methodologies acknowledged in the AICPA Practice Aid, but the valuation results we calculated may be different than what an unrelated valuation specialist may have calculated.

Acquisitions
       The establishment of our initial asset base since our founding in January 2002 has included five major acquisitions of oil and natural gas properties. These acquisitions have been accounted for using the purchase method of accounting.
       Under the purchase method, the acquiring company adds to its balance sheet the estimated fair values of the acquired company’s assets and liabilities. Any excess of the purchase price over the fair values of the tangible and intangible net assets acquired is recorded as goodwill. Goodwill is assessed for impairment at least annually. In each of our acquisitions it was determined that the purchase price did not exceed the fair value of the net assets acquired. Therefore, no goodwill was recorded.
       There are various assumptions we made in determining the fair values of acquired assets and liabilities. The most significant assumptions, and the ones requiring the most judgment, involve the estimated fair values of the natural gas and oil properties acquired. To determine the fair values of these properties, we prepare estimates of natural gas and oil reserves. These estimates are based on work performed by our engineers and that of outside consultants. The fair value of reserves acquired in a business combination must be based on our estimates of future natural gas and oil prices and not the prices at the time of the acquisition. Our estimates of future prices are based on our own analysis of pricing trends. These estimates are based on current data obtained with regard to regional and worldwide supply and demand dynamics such as economic growth forecasts. They also are based on industry data regarding natural gas storage availability, drilling rig activity, changes in delivery capacity, trends in regional pricing differentials and other fundamental analysis. Forecasts of future prices from independent third parties are noted when we make our pricing estimates.
       We estimate future prices to apply to the estimated reserve quantities acquired, and estimate future operating and development costs, to arrive at estimates of future net revenues. For estimated proved reserves, the future net revenues are then discounted using a rate determined appropriate at the time of the business combination based upon our cost of capital.
       We also apply these same general principles in arriving at the fair value of unevaluated properties acquired in a business combination. These unevaluated properties generally represent the value of probable and possible reserves. Because of their very nature, probable and possible reserve estimates are more imprecise than those of proved reserves. To compensate for the inherent risk of estimating and valuing probable and possible reserves, we apply a risk-weighting factor to probable and possible volumes to reduce the estimated reserve volumes. Additionally, we increase the discount factor, compared to proved reserves, to recognize the additional uncertainties related to determining the value of probable and possible reserves.
Tranche A Option Accounting
       We allowed the holders of outstanding options to purchase shares for $30.28 per share (the “Tranche A Options”) to amend those options, effective upon the completion of our initial public offering, to provide that each option to purchase one share of common stock for $30.28 per share became an option to purchase a number of shares of common stock at the initial public offering price of $25.00 per share that had an estimated fair value equivalent to the estimated fair value of the outstanding Tranche A Options based on a Black-Scholes model calculation. As a result of this modification, the number of options to these holders was reduced by approximately 7.4% in order for the fair value of the options before the modification to be equal to the fair value after the modification based on a Black-Scholes model calculation. Because the fair value of these options before and after the modification remained the same, no additional stock-based compensation expense was required to be recorded under the modified prospective application of SFAS No. 123R.
New Accounting Pronouncements
       In March 2004, FASB issued consensus on Emerging Issues Task Force (“EITF”) 03-6, Participating Securities and the Two — Class Method Under FASB Statement No. 128, “Earnings Per Share”, related to calculating earnings per share with respect to using the two class method for participating securities. This pronouncement is effective for all periods after March 31, 2004, and requires earlier periods to be restated. We were early adopters of this pronouncement. Our earnings per share for the period January 7, 2002 (inception) through December 31, 2002 and the year ended December 31, 2003 reflect the two class method as our preferred convertible securities are deemed participating under EITF 03-6. The adoption of EITF 03-6 had no impact on our financial position, results of operations or cash flows.
       In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 0-3-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.
       In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies the definition and treatment of conditional asset retirement obligations as discussed in SFAS No. 143. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of a company. FIN 47 states that a company must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. This Interpretation is intended to provide more information about long-lived assets, more information about future cash outflows for these obligations and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company does not believe that its financial position, results of operations or cash flows will be impacted by this Interpretation.
       On April 4, 2005, the FASB issued FSP FAS 19-1, Accounting for Suspended Well Costs. This staff position amends SFAS No. 19 and provides guidance about exploratory well costs to companies who use the successful efforts method of accounting. The position states that exploratory well costs should continue to be capitalized if: 1) a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and 2) sufficient progress is made in assessing the reserves and the well’s economic and operating feasibility. If the exploratory well costs do not meet both of these criteria, these costs should be expensed, net of any salvage value. Additional annual disclosures are required to provide information about management’s evaluation of capitalized exploratory well costs. In addition, the FSP requires the annual disclosure of: 1) net changes from period to period of capitalized exploratory well costs for wells that are pending the determination of proved reserves, 2) the amount of exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling and 3) an aging of exploratory well costs suspended for greater than one year with the number of wells it related to. Further, the disclosures should describe the activities undertaken to evaluate the reserves and the projects, the information still required to classify the associated reserves as proved and the estimated timing for completing the evaluation. The guidance in this FSP is required to be applied to the first reporting period beginning after April 4, 2005 on a prospective basis to existing and newly capitalized exploratory well costs. The Company provided the disclosure requirements of this FSP in its Annual Report on Form 10-K for the year ended December 31, 2004 and will continue to provide the disclosures required by the FSP in future filings with the SEC.
       In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in an accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in an accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our financial statements.
Quantitative and Qualitative Disclosure About Market Risk
       The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.
Commodity Price Risk
       Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market prices applicable to our U.S. natural gas production. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control. Based on our average daily production and our price swap contracts in place in 2004, our annual income before income taxes for the year ended December 31, 2004 would have decreased by approximately $1.6 million for each $0.10 decrease in natural gas prices and approximately $0.4 million for each $1.00 change in crude oil prices. For the six months ended June 30, 2005, our income before income taxes would have decreased by $1.085 million for each $0.10 decrease in natural gas prices and $0.147 million for each $1.00 decrease in crude oil prices.
       We periodically have entered into and anticipate entering into financial hedging activities with respect to a portion of our projected natural gas and oil production through various financial transactions which hedge the future prices received. These transactions may include financial price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty, and cashless price collars that set a floor and ceiling price for the hedged production. If the applicable monthly price indices are outside of the ranges set by the floor and ceiling prices in the various collars, we and the counterparty to the collars would be required to settle the difference. These financial hedging activities are intended to support natural gas and oil prices at targeted levels and to manage our exposure to oil and natural gas price fluctuations. We do not hold or issue derivative instruments for speculative trading purposes.
       As of August 1, 2005, we had hedges in place for approximately 18 Bcf, 14 Bcf, and 11 Bcf of natural gas production for 2005, 2006, and 2007 respectively, and approximately 256 MBbls, 274 MBbls, and 219 MBbls of oil production for 2005, 2006, and 2007, respectively. These hedges are summarized in the table presented above under “— Cash Flow from Operating Activities”. Based on the pricing and contracts outstanding as of June 30, 2005, the estimated fair value of our hedge positions was a liability of $24.4 million owed by us to the counterparty.
Price Swaps
       Through various price swaps, we have fixed the price we will receive on a portion of our natural gas and oil production in 2005. The table presented above under “— Cash Flow from Operating Activities” provides the volumes associated with these various arrangements as of August 1, 2005.
       In a swap transaction, the counterparty is required to make a payment to us for the difference between the fixed price and the settlement price if the settlement price is below the fixed price. We are required to make a payment to the counterparty for the difference between the fixed price and the settlement price if the fixed price is below the settlement price.
Price Collars
       Through price collars, we have fixed the minimum and maximum price we will receive on a portion of our natural gas production in 2005, 2006, and 2007. The weighted average minimum, or floor, price we will receive in each of 2005 and 2006 is $4.75 and $4.82, respectively, per MMBtu for a Northwest Pipeline Corp. Rocky Mountain (“NORRM”) price and $5.10 and $5.25, respectively, per MMBtu for a Colorado Interstate Gas Rocky Mountain price. The minimum price we will receive in 2007 is $5.25 per MMBtu for a Colorado Interstate Gas Rocky Mountain price. The weighted average maximum, or ceiling, price we will receive in each of 2005 and 2006 is $6.99 and $6.72 per MMBtu for a NORRM price, respectively, and $8.19 and $12.05 per MMBtu for a Colorado Interstate Gas Rocky Mountain price, respectively. We also have fixed the minimum price we will receive on a portion of our oil production in 2005, 2006 and 2007 based on a weighted average floor price of $45.00, $42.53, and $50.00 per Bbl for a West Texas Intermediate (“WTI”) price, respectively, and a weighted average maximum price of $55.25, $52.26, and $78.15 WTI, respectively. The price collars also allow us to share in upward price movements up to the ceiling prices referenced in the contracts. The table presented above under “— Cash Flow from Operating Activities” provides the volumes and floor and ceiling prices associated with these various arrangements as of August 1, 2005.
       In a collar transaction, the counterparty is required to make a payment to us for the difference between the fixed floor price and the settlement price if the settlement price is below the fixed floor price. We are required to make a payment to the counterparty for the difference between the fixed ceiling price and the settlement price if the fixed ceiling price is below the settlement price. Neither party is required to make a payment if the settlement price falls between the fixed floor and ceiling price.
Interest Rate Risks
       At December 31, 2004 and June 30, 2005, we had no outstanding debt. Amounts drawn against our $200 million revolving credit facility bear interest at floating rates as defined in the facility. The average annual interest rate incurred on this debt for the years ended December 31, 2003 and 2004 was 3.7% and 3.6%, respectively. The weighted average amount outstanding in 2004 under our credit facility was $73.7 million. A one hundred basis point (1.0%) increase in each of the LIBOR rate and federal funds rate would result in an estimated $0.7 million increase in annual interest expense assuming a similar average debt level to the year ended December 31, 2004.

BUSINESS
General
       Bill Barrett Corporation is a rapidly growing independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region. We have exploration and development projects in nine basins and a regional overthrust belt. Our management has an extensive track record with expertise in the full spectrum of Rocky Mountain plays. Our strategy is to maximize stockholder value by leveraging our management team’s experience finding and developing oil and gas in the Rocky Mountain region to profitably grow our reserves and production, primarily through the drill-bit.
Key Basins of Activity
       The Rocky Mountain basins in which we operate are the Piceance, the Wind River, the Uinta, the Powder River, the Williston, the Big Horn, the Denver-Julesburg, the Paradox and the Green River. We also operate in the Rocky Mountain overthrust belt.
       Piceance Basin. The Piceance Basin is located in northwestern Colorado and represents a new focus area for our development activities and expected production growth in 2005. We acquired developed and undeveloped properties in September 2004. We are in the early stages of this development project. We currently are testing a number of different drilling and completion techniques in an effort to optimize production and recoveries.
       Wind River Basin. The Wind River Basin is located in central Wyoming and, for the year ended December 31, 2004, was our largest producing area. Our operations in the basin include active infill and field expansion development programs, as well as eight exploration projects that make this basin an important exploratory area. Though we have encountered challenges in two development programs, we have had encouraging preliminary results from recent drilling and completion activities. Our development operations are conducted in four general project areas.
       Uinta Basin. The Uinta Basin is located in northeastern Utah and represents a substantial part of our development and exploration activities and expected production growth in 2005. Our development operations are conducted primarily in one area. We also have a position in four exploratory projects in the basin.

       Powder River Basin. The Powder River Basin is located in northeastern Wyoming. Substantially all of our operations in this basin are in coalbed methane plays targeting the Wyodak and Big George coals. Our coalbed methane activities have resulted in high drilling success and lower drilling costs than our other drilling programs; however, the average coalbed methane well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies. Our development operations are conducted in seven project areas in the basin. Many of our leases in the Wyodak coalbed methane area in this basin are in areas that have been partially depleted or drained by earlier offset drilling.
       Williston Basin. The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and represents our only oil focused project area at the current time. Our activities in this basin include development and exploration drilling programs concentrated in three areas. We use horizontal drilling technology and seismic surveys in the Williston to expand existing fields, target exploration projects and increase our recoveries.
       Big Horn Basin. The Big Horn Basin is located in north central Wyoming. We are in the initial phases of an exploration project targeting both structural-stratigraphic and basin-centered tight gas plays.
       Denver-Julesburg Basin. Our operations in the DJ Basin are concentrated in the Tri-State exploration project, which extends into Colorado, Kansas and Nebraska. These operations are exploratory and involve the extensive use of 2-D and 3-D seismic technology to target shallow biogenic gas and deeper conventional oil accumulations.
       Overthrust Belt. The overthrust belt is a broad structural feature that runs from southern Utah through Alberta and British Columbia. We acquired leasehold interests in two exploration projects in Montana and Utah along this feature.
       Paradox Basin. The Paradox Basin is located in southwestern Colorado and southeastern Utah. We are in the initial stages of two exploration projects in the basin focusing on natural gas.
       Green River Basin. The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. In 2004, we acquired leasehold interests in an exploration project in the basin. Together with a partner, we tested an unsuccessful exploration project in February 2005. We continue to evaluate opportunities in the basin.
Our Strategy
       The principal elements of our strategy to maximize stockholder value are to:

•	Drive Growth Through the Drill-bit. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We believe our management team’s experience and expertise enable us to identify, evaluate and develop new natural gas and oil reservoirs. Throughout our operations, we apply technology, including advanced drilling and completion techniques and new geologic and seismic applications. From inception through December 31, 2004, we participated in the drilling of 474 gross wells. We plan to participate in the drilling of a total of 352 gross wells in 2005, 126 of which were commenced during the six months ended June 30, 2005.

•	Pursue High Potential Projects. We have assembled several projects that we believe provide future long-term drilling inventories. In addition to eight key development areas, as of August 1, 2005 we are involved in 26 exploration projects. Our team of 17 geologists and geophysicists, which includes our Chief Executive Officer, is dedicated to generating new geologic concepts. Our long-term objective is to allocate between 70% and 80% of our capital budget to development projects, with the balance allocated to higher risk, higher potential exploration projects. We also seek partners to enter into joint exploration agreements in order to increase our exposure to potential reserves and production, mitigate our capital risk and accelerate the evaluation of these high potential projects.

•	Focus on Natural Gas in the Rocky Mountain Region. We intend to capitalize on the large estimated undeveloped natural gas resource base in the Rocky Mountains, while selectively pursuing attractive oil opportunities in the region. We believe the Rockies represent one of the few natural gas provinces in North America with significant remaining development potential. All of our production is from the Rockies, and for the month of June 2005, approximately 91% was natural gas.

•	Reduce Costs and Maximize Operational Control. Our objective is to generate profitable growth and high returns for our stockholders. We expect that our unit cost structure will benefit from economies of scale as we grow, maintaining high operatorship of our reserves and production, and our continuing cost management initiatives. As we manage our growth, we are actively focusing on managing lease operating expenses, general and administrative costs, and finding and development costs. It is strategically important to us to serve as operator of our properties when possible, as that allows us to exert greater control over costs and timing in our exploration, development and production activities. We operated approximately 87% of our June 2005 production and, as of June 30, 2005, we owned an average working interest of approximately 59% in 1,585,337 gross undeveloped acres, as well as an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements.

•	Pursue Reserve and Leasehold Acquisitions. Past acquisitions have played an important part in establishing our asset base. We intend to use our experience and regional expertise to supplement our drill-bit growth strategy with complementary acquisitions that have the potential to provide long-term drilling inventories or that have undeveloped leasehold positions. We actively review acquisition opportunities on an ongoing basis.
Competitive Strengths
       We have a number of strengths that we believe will help us successfully execute our strategy.

•	Experienced Management Team. Although we compete against companies with more financial and human resources than ours, we believe our management team’s experience and expertise in the Rocky Mountains provide a distinct competitive advantage. Our 13 corporate officers average 26 years of experience working in and servicing the industry. Our Chief Executive Officer, Chief Operating Officer and other members of our management team worked together as executives or advisors for many years with Barrett Resources Corporation, a publicly-traded Rocky Mountain oil and gas company that was founded in 1980 and sold in 2001 in a transaction valued at approximately $2.8 billion. Further, members of our team are widely acknowledged as leading explorationists and were involved in finding or developing several of the largest Rocky Mountain natural gas and oil fields during the last three decades, including the Grand Valley, Parachute, and Rulison fields in the Piceance Basin, the Powder River Basin coalbed methane play, the Hilight field, the Cave Gulch field and the Madden field.

•	Inventory of Growth Opportunities. We have established an asset base of 928,908 net undeveloped leasehold acres as of June 30, 2005, as well as an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements. From inception through December 31, 2004, we participated in the drilling of 474 gross wells. In 2005, we plan to participate in the drilling of 369 gross wells across our operations. During the six months ended June 30, 2005, we participated in the drilling of 126 of these wells. In addition, as of August 1, 2005, we have 26 exploration projects.

•	Rocky Mountain Asset Base. In January 2004, the Department of Energy estimated that Rocky Mountain natural gas production would grow by 91% from 2002 to 2025, compared to other large U.S. gas producing areas, which were forecast to decline or grow at significantly lower rates over the same period. Our assets are focused in the natural gas prone basins of the Rockies. This asset base allows us to leverage our experience and expertise as we pursue our growth strategy. Although we are focused in the Rockies, we achieve both geographic and geologic diversification by being active in nine distinct basins and the overthrust belt.

•	Financial Flexibility. As of June 30, 2005, we had $35.7 million in cash with no debt outstanding and $200 million available under our revolving credit facility. We are committed to maintaining a conservative financial position to preserve our financial flexibility. We believe that our operating cash flow and available borrowing capacity under our credit facility provide us with the financial flexibility to pursue our planned exploration and development activities and leasehold acquisitions in 2005 and into 2006.

•	Significant Employee Investment. All of our corporate officers and substantially all our employees own our stock or stock options. As a result, our management team and other employees have interests that are aligned with those of our stockholders.

Risks Related to Our Business and Strategy
       The following considerations could have a negative effect on our strategy as well as activities on our properties and what we believe to be our competitive strengths to execute our strategy and activities:

•	Limited Operating History. We are a relatively new company. As such, we have made major expenditures to acquire and develop our property base and substantially increase production. This resulted in significant losses in certain periods since our inception. We can give no assurance that we will not incur losses in the future.

•	Risks Relating to Oil and Gas Reserves. Reserve estimates are based on many assumptions and our properties may not produce as we originally forecast. For example, we reduced our reserve estimates by approximately 41 Bcfe at year end 2003 and 32 Bcfe at year end 2004. In addition, our reserve report reflects that, as we produce our proved reserves, they would decline and will only be abated if we are successful in finding or acquiring new reserves.

•	Concentration and Competition. Our concentration in the Rocky Mountains may make us disproportionately exposed to impacts of weather, government regulation and transportation constraints common to that geographic location. Competition with other companies in the Rockies is significant and may hinder our ability to pursue reserve and leasehold acquisitions as well as our ability to operate in certain of our core areas.

•	Risks Related to Rapid Growth. We have grown rapidly through acquisitions and may engage in additional acquisitions in the future. Acquired properties may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.
       For a discussion of other considerations that could have a negative effect on our strategy and what we believe to be our competitive strengths to execute our strategy, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.
Piceance Basin
       The Piceance Basin is located in northwestern Colorado. We entered the Piceance Basin on September 1, 2004, when we purchased producing and undeveloped properties from Calpine Corporation and Calpine Natural Gas L.P., which included 25,985 gross and 19,180 net acres in and around Gibson Gulch field, for approximately $137 million.
       Our total leasehold position in the Piceance Basin as of June 30, 2005 consisted of 17,327 gross and 13,748 net undeveloped acres and 5,461 gross and 4,167 net developed acres, all of which are in our Gibson Gulch development area. Our estimated net proved reserves in the Piceance Basin at year end 2004 were 88.7 Bcfe. Several members of our senior management team were involved with the discovery, exploration and development of three large gas fields, Grand

Valley, Parachute and Rulison, located to the west of Gibson Gulch in the south central part of the Piceance Basin. These fields lie along a continuous 25 mile productive trend of basin-centered gas trapped in the tight sandstones of the Mesaverde Group. Industry participants along this trend, which in addition to Grand Valley, Parachute and Rulison include Mamm Creek and our Gibson Gulch field, have been actively conducting development drilling programs on 10- and 20-acre patterns. We received authority for development on a 10-acre pattern and are evaluating development on this basis. Our natural gas production in this basin currently is gathered through our own gathering system and delivered to markets through pipelines owned by Questar Pipeline Company.
Gibson Gulch
       The Gibson Gulch area is a basin-centered gas play along the north side of the Divide Creek anticline at the eastern end of the Piceance Basin’s productive Mesaverde trend. Our properties are largely undeveloped relative to those fields to the west and southwest. We are in the early stages of this development project. We currently are testing a number of different drilling and completion techniques in an effort to optimize production and recoveries. In early 2005, our development activities yielded production and recovery levels less than expectations. As we have increased our drilling activity and adjusted our completion techniques, initial production for the most recently completed wells has been more consistent with these original expectations. Currently, our primary focus at Gibson Gulch is a Mesaverde development drilling program with well depths between 7,000 and 8,000 feet. In certain wells, we plan to drill to 8,500 feet to test the potential of the deeper more continuous Cozzette and Corcoran sandstones, which are productive at the nearby Divide Creek field.
       Our estimated net proved reserves in this basin were 88.7 Bcfe at December 31, 2004. At June 30, 2005, we held interests in 114 gross producing wells that produced 10.7 MMcfe/d net to our interest in the month of June 2005 with an average working interest of 78%. Initially, our drilling program is focused on the undeveloped acreage comprised of fee leaseholds, which should provide broader drilling windows and fewer regulatory challenges than typically encountered with a federal leasehold. However, because of the subdivision of many large ranches and the separation of mineral estates from surface ownership, we have been required to enter into multiple surface use agreements, which is time consuming and could lead to delays. We believe that additional locations may be present on our acreage position as we investigate the feasibility of 10-acre well density for which we have received approval. Currently, we estimate our capital expenditures for 2005 will be $127 million to participate in the drilling of 80 wells in the Gibson Gulch area. During the six months ended June 30, 2005, we had capital expenditures of $48.6 million to participate in the drilling of 39 wells. In the period from when we acquired these properties on September 1, 2004 through December 31, 2004, our capital expenditures in this area were $151.8 million and included our acquisition of the properties as well as participating in drilling six wells and three recompletions.
Wind River Basin
       The Wind River Basin is located in central Wyoming. Our activities in the area are concentrated primarily in the eastern Wind River Basin. Our Wind River Basin development operations are conducted in four general project areas, three of which are located along the greater Waltman Arch area: Cave Gulch, Cooper Reservoir and Wallace Creek. In addition, we have eight exploration projects, of which Pommard, Windjammer and East Madden are in areas of the basin where we have no existing development operations. We are seeking industry partners to enter into joint exploration agreements, which would involve the sale of a portion of our interests and joint drilling obligations for certain exploration projects in the Wind River Basin.
       Our total leasehold position in the Wind River Basin as of June 30, 2005 consisted of 355,118 gross and 161,034 net undeveloped acres and 8,411 gross and 6,355 developed acres. Our estimated net proved reserves in the Wind River Basin at year end 2004 were 82.8 Bcfe. Our current operations in the basin include active infill and field expansion development programs, as well as exploration activities. We have access to over 450 square miles of 3-D seismic in seven different surveys covering the Cave Gulch, Cooper Reservoir, Wallace Creek, Stone Cabin and East Madden project areas, and 3,700 miles of 2-D seismic across a majority of the eastern Wind River Basin. Our natural gas production in this basin is gathered through our own gathering systems and delivered to markets through pipelines owned by Kinder Morgan Interstate and Colorado Interstate Gas Company (“CIG”).
Cave Gulch
       The Cave Gulch field is a structural-stratigraphic play along the Owl Creek Thrust at the northern end of the Waltman Arch. Our primary focus is a 20-acre development program involving drilling and recompletions in discontinuous lenticular sands at depths from approximately 4,900 to 9,200 feet in the Lance formation. We also are producing from wells in two other zones: the Fort Union, from 3,500 to 4,900 feet, and the overpressured deep Frontier and Muddy formations, from 16,700 to 19,000 feet.
       Our estimated net proved reserves in the Cave Gulch field were 46.7 Bcfe at year end 2004. At June 30, 2005, we had interests in 76 gross producing wells, and net production for the month of June 2005 was 21.0 MMcfe/d with an average working interest of 88%. We operated 98% of our June 2005 production in the area. At June 30, 2005, our total leasehold position in Cave Gulch consisted of 15,494 gross and 12,091 net undeveloped acres and 2,291 gross and 1,759 net developed acres. Currently, we estimate our capital expenditures for 2005 will be $22 million in Cave Gulch, which includes four gross Lance development wells, one exploration well, and four recompletions. In the six months ended June 30, 2005, we made $17.8 million of capital expenditures to participate in the drilling of five of these wells and in one recompletion. These capital expenditures include approximately $11 million to drill and complete the Bullfrog 14-18 exploratory well, which is discussed below. Four of the development wells were successfully completed and the exploration well is still in progress. In 2004, our capital program in this area was approximately $17 million and included successfully drilling and completing ten Lance wells. In the third quarter of 2004, we classified one extension well as a dry hole.
       We announced that we recently completed and are testing the Bullfrog 14-18, a 19,400 foot deep exploratory test targeting the Lakota, Muddy and Frontier formations in which we have a 93% working interest. As of July 26, 2005, this well was flowing approximately 17.8 MMcf/d (gross) into the sales line at 10,940 pounds per square inch (psi) flowing tubing pressure with 30 barrels of water per day (bw/d) from a completion in the Muddy formation. We also have identified Muddy/ Frontier stimulation and re-stimulation candidates in our Cave Gulch development program. The first of these stimulations was performed in mid-June in the Muddy formation in the Cave Gulch 1-29, in which we have a 70% working interest, and, as of July 26, 2005, the well was flowing approximately 11.8 MMcf/d (gross) into the sales line at 1,650 psi flowing tubing pressure along with 60 bw/d, a significant increase from the approximately 0.7 MMcf/d (gross) at 1,070 psi flowing tubing pressure and 0-22 bw/d prior to stimulation. It should be noted that other similar Muddy wells in the area tend to have relatively short reserve lives and highly variable reservoir size.
Cooper Reservoir
       Our position in the Cooper Reservoir field lies six miles south of Cave Gulch along the Waltman Arch. As at Cave Gulch, our targets at Cooper are the Lance and Fort Union formations at depths ranging from 3,200 to 8,500 feet. Currently, our primary focus is 20-acre development of the Lance and Fort Union formations within the Cooper Reservoir unit, and 40-acre Lance development on field extensions north and south of this unit. We are using 3-D seismic technology across the Cooper Reservoir area region to evaluate other opportunities.
       Our estimated net proved reserves in Cooper Reservoir were 22.7 Bcfe at year end 2004. At June 30, 2005, we had interests in 67 gross producing wells, and net production for the month of June 2005 was 9.1 MMcfe/d with an average working interest of 98%. We operated all of our June 2005 production in the area. At June 30, 2005, our total leasehold position in Cooper Reservoir consisted of 11,755 gross and 10,016 net undeveloped acres and 2,922 gross and 2,805 net developed acres. Currently, we estimate our capital expenditures for 2005 will be $15 million in Cooper Reservoir, which includes seven gross Lance/ Fort Union wells, one Lance/ Fort Union recompletion, and gas gathering and water disposal facilities. During the six months ended June 30, 2005, we spent $10.4 million to participate in the drilling of six wells, of which five wells are producing into the sales line and the other development well was a dry hole. As a result of drilling these wells and ongoing evaluation of the area, we determined that infill wells are encountering depleted sands and are not recovering sufficient incremental reserves to continue the program in the Lance and Fort Union formations. We recorded an impairment expense of $29.5 million in the second quarter to reduce the carrying value of properties in the Cooper Reservoir to fair value. We have identified deeper Muddy and Frontier potential on 3-D seismic and will continue to assess the Cooper Reservoir as an exploration play.
Wallace Creek, Stone Cabin and Pommard
       Our estimated net proved reserves in Wallace Creek, Stone Cabin and Pommard were 13.3 Bcfe at year end 2004. At June 30, 2005, we had a 99.5 working interest in 15 producing wells and net production for the month of June 2005 was 4.6 MMcfe/d, all of which we operated. Currently, we estimate our capital expenditures for 2005 will be $1.5 million. In 2004, our capital program in this area was approximately $28.5 million and included eight wells.
       In 2004, four Raderville wells were drilled, with one development well being productive from the Lewis formation. The other three wells, all of which were development wells, were dry holes. In September 2004, we finished drilling and ran production casing at a depth of 14,976 feet on the Pommard 1 well. We are continuing to test the Tensleep formation, but, based on previous results, the well was determined to be a dry hole.
       Our total leasehold position in Wallace Creek, Stone Cabin and Pommard consists of 36,976 gross and 32,163 net undeveloped acres and 1,878 gross and 1,409 net developed acres, with an average working interest of 86% at June 30, 2005.
       We also recognize a potential coalbed methane play in the Wallace Creek area. We currently are assessing the multiple coal beds of the Meeteetse formation which underlies the Lance formation in a 1,500 to 4,500 feet depth range.
Windjammer — Coal Bank Hills Unit
       In the first quarter of 2005, we formed the Coal Bank Hills Federal Unit covering the majority of our Windjammer project area. Our working interest in this Federal Unit averages over 50%. This area lies to the northwest of our Wallace Creek development project. We are evaluating the same Raderville formation in Windjammer that we currently are targeting at Wallace Creek. Based on 3-D amplitude mapping, subsurface and well control data, we believe the Raderville trend extends from Wallace Creek to the northwest into the Windjammer area. In late 2004, we conducted a 114 square mile 3-D survey across the Windjammer area. This survey has been processed and is now being evaluated for Lance, Meeteetse coal and Raderville potential. We plan to drill one Raderville test in the third quarter of 2005 in the Coal Bank Hills Federal Unit. We held 8,372 net undeveloped leasehold acres for exploration in this area as of June 30, 2005.
Talon and East Madden
       In our Talon and East Madden areas, we are targeting an unconventional, basin-centered play concept in the Lance and Fort Union formations. Currently, we estimate our capital expenditures for 2005 will be $20 million to purchase leases, acquire 3-D seismic, drill one Lance exploratory well, and drill four shallow Fort Union wells, and, as of June 30, 2005, we had spent $10.5 million. In 2004, our capital program in this area was approximately $15 million and included five Fort Union wells, one East Madden and three recompletions. We have assembled 233,491 gross and 85,565 net leasehold acres in the Talon and East Madden areas as of June 30, 2005.

       Talon. The Talon exploratory project lies due west of the Cave Gulch area and extends over a multi-township area. We are targeting a basin-centered Lance and Fort Union play in the project. To date, five Lance wells and three Fort Union wells have been drilled and three Fort Union recompletions have been performed. As of August 1, 2005, six wells were producing down the sales line, four were being tested and one recompletion was temporarily abandoned. However, performance of these wells has been weaker than expected. Although we continue to believe that Talon is a large, unconventional basin centered area with significant oil and gas in place in both the Lance and Fort Union formations, additional development of drilling and completion techniques will be required to determine whether this gas may be recovered economically. As a result of performance to date, we recorded an impairment expense totaling $6.8 million in the second quarter of 2005 to reduce the carrying value of these exploration wells to the fair value of the reserves developed. We plan to drill another two exploratory wells before year end 2005 and are assessing the feasibility of horizontal drilling in the Fort Union formation. The infrastructure has been built to accommodate the production from our current wells. In June 2005, we produced a net 0.8 MMcfe/d and our average working interest in producing leases as of June 30, 2005 was 99.5%.
       East Madden. Our East Madden exploration prospect lies east of the extensive Madden field along the Madden anticline. Our concept for East Madden, similar to that in the Talon region, is to explore the overpressured Lance formation. The Lance formation ranges from approximately 11,000 to 16,500 feet in depth in this area. As of July 31, 2005, our 16,600 foot Lance test well, for which we are operator for an industry partner pursuant to a farm-out agreement, was flowing approximately 365 Mcfd from four completion intervals in the Lower Lance formation. We will retain a 25% working interest before payout and a 45% working interest after payout in this well. If the industry partner elects to drill a second option well, we will farmout an additional one-sixth (16.67%) interest, so that our eventual interest in the prospect will be 37.5%. If the industry partner drilled both the test well and option well, it will have earned 10,207 net acres out of our total net acreage inventory of 22,266. Depending on our exploratory results in the East Madden play, we may identify locations in the Lance formation to develop across portions of our acreage on an 80-acre pattern.
Uinta Basin
       We have a substantial acreage position in the Uinta Basin, including 137,443 gross and 97,736 net undeveloped and 6,533 gross and 6,094 net developed leasehold acres at June 30, 2005. Our estimated net proved reserves in the Uinta Basin were 49.3 Bcfe at year end 2004. Our exploration and development activities are focused on two geologic play types (structural-stratigraphic and basin-centered gas) in several locations.
West Tavaputs
       We began operations in the Uinta Basin in April 2002 at the northwestern end of the Garmesa Trend through the acquisition of 3.4 Bcfe of proved reserves and 46,702 gross and 42,355 net leasehold acres at West Tavaputs. We have a 100% working interest in the majority of this field. Although the field was discovered in 1952, there had been only limited activity at West Tavaputs over the last 20 years. In particular, no modern completion techniques or 3-D seismic technology had been applied to this field. Since we began operations here in 2002 and continuing through June 30, 2005, we have drilled 24 wells (100% working interest), 13 of which are producing, nine are awaiting completion, and one of which is awaiting further testing. With effective application of new fracturing techniques and new geologic interpretations, we have greatly enhanced our ability to commercialize the gas potential of this area.
       Our estimated net proved reserves in West Tavaputs were 40.3 Bcfe at year end 2004. We produced 8.8 net MMcfe/d in June 2005 and operate all of our production in West Tavaputs. We plan additional infrastructure improvements in 2005 to connect newly drilled outlying areas. Our natural gas production at West Tavaputs is gathered and compressed by our facilities and delivered to markets on the Questar pipeline system.

       Our total leasehold position in West Tavaputs consists of 41,215 gross and 37,623 net undeveloped acres and 5,734 gross and 5,601 net developed acres as of June 30, 2005. Full development of the West Tavaputs area is anticipated to require the completion of an environmental impact statement, or EIS, which we initiated in February 2005. Currently, we estimate our capital expenditures in 2005 will be $55 million in the West Tavaputs area to fund our interests in 13 additional gross Wasatch-Mesaverde wells to depths ranging between 7,500 to 9,200 feet, four recompletions, one 15,700 foot Wingate exploratory well and, contingent upon the success of the first exploratory well, a second exploratory well, and gathering and compression facilities. In the six months ended June 30, 2005, we made $17.8 million of capital expenditures to participate in the drilling of seven of these wells and in one recompletion.
Garmesa
       The Garmesa prospect lies southeast of West Tavaputs and consists of three adjacent prospect areas: Hill Creek, Tumbleweed and Cedar Camp. We believe these prospects have similar geologic characteristics and reserve potential, but are differentiated mainly by our level of working interest, industry partners and ownership structures. Currently, we estimate capital expenditures for 2005 will be $6.4 million in Garmesa to conduct a 3-D seismic survey and drill three wells. In the six months ended June 30, 2005, we made $5.3 million of capital expenditures to participate in the drilling of three of these wells. Two of the drilled wells were successfully completed and one was a dry hole. In 2004, our capital program in this area was approximately $10.7 million and included two wells, infrastructure expenses, the acquisition of a 16 square mile 3-D seismic survey and regulatory expenditures.
       Hill Creek. Within the Hill Creek area, we target the Dakota, Entrada and Wingate formations at depths down to 11,900 feet. In 2004, we drilled the tenth well in this area, which was the final well required under our exploration agreement with an industry partner.
       Our estimated net proved reserves at Hill Creek were 9.1 Bcfe at year end 2004. Our ten gross producing wells in the area produced 9.1 MMcfe/d net to our interest in June 2005, with an average working interest of 72%. Our natural gas production in Hill Creek is sold at the wellhead. Our total leasehold position in Hill Creek consists of 1,508 gross and 754 net undeveloped acres and 800 gross and 493 net developed acres.
       Pursuant to an exploration agreement with an industry partner, we earned a net revenue interest in the 10 wells drilled in the Hill Creek area and the drillsite spacing unit pertaining to each well. We have the right to participate for a 50% working interest in the next six wells proposed in the Hill Creek area by our industry partner.
       Tumbleweed. Our Tumbleweed project area is located directly southeast along the Garmesa Trend and adjacent to Hill Creek. As of June 30, 2005, we held a leasehold position of 7,833 gross and 2,877 net undeveloped acres, with an average working interest of 37%. We operate this prospect and are targeting the same reservoir objectives as the Hill Creek project. In order to fulfill our federal unit obligations and preserve our acreage position, we and our partners drilled a 5,785 foot exploration well in June 2003. The well was a dry hole and was too shallow to evaluate the reservoirs that are productive in the Hill Creek area. We commissioned a 21-square mile 3-D seismic survey in 2005 in order to evaluate the potential to develop this area. We are planning an 11,000-foot test well for 2006.
       Cedar Camp. Our Cedar Camp project area is located directly southeast along the Garmesa Trend from the Tumbleweed area. As of June 30, 2005, we held a leasehold position of 9,197 gross and 4,093 net undeveloped acres, with an average working interest of 45%. We operate this prospect and are targeting the same reservoir objectives as the Hill Creek and Tumbleweed projects. In 2004, we commissioned a 16-square mile 3-D seismic survey in order to evaluate the potential to develop this area. The survey was completed in November 2004 and, as of August 1, 2005, three wells have been drilled (80% working interest), two of which are waiting on pipeline connection while the third was plugged and abandoned due to lack of pay.

Lake Canyon/ Brundage Canyon
       Lake Canyon. Lake Canyon is an exploration project that targets Green River formation oil zones at depths of 6,500 feet and basin-centered tight gas in the Mesaverde formation at depths ranging from approximately 10,000 to 14,000 feet. We believe Lake Canyon has a structural position similar to the Natural Buttes field in which other operators have been developing Mesaverde and Wasatch reservoirs. As of June 30, 2005, we had assembled over 30,830 net acres in this play. Currently, we estimate our capital expenditures for 2005 will be $4.0 million for approximately 52 square miles of 3-D seismic, acreage acquisition and to participate in drilling three exploratory wells in the second half of 2005. In 2004, our capital program in this area was approximately $2.9 million and included lease bonus payments and costs associated with the drilling of the initial well at Brundage Canyon.
       In July 2004, we and an industry partner entered into an exploration and development agreement with the Ute Indian Tribe of the Uintah and Ouray Reservation, or the Ute Tribe, to explore for and develop oil and natural gas on approximately 125,000 of their net undeveloped acres that are located in Duchesne and Wasatch Counties, Utah. This drill-to-earn agreement was revised in September 2004 to include the Ute Development Corporation as a party and was approved by the Department of Interior’s Bureau of Indian Affairs, or BIA, in October 2004. Pursuant to this agreement, we have the right to earn up to a 75% working interest in the Mesaverde formation and deeper horizons, plus up to a 25% interest in shallower Green River formations. To earn these interests pursuant to this agreement, we and our partner are required to drill 13 deep wells and 21 shallow wells prior to December 31, 2009, including one deep and two shallow wells by December 31, 2005. The Ute Tribe has an option to participate for a 25% working interest in wells drilled pursuant to the agreement. The Ute Tribe exercised this option on one of the shallow wells, which decreased our working interest to 18.75%. This right terminates as to all future wells in a lease block if the Ute Tribe does not elect to participate in one of the first two wells in that lease block. We will drill and operate the deep wells and our industry partner will drill and operate the shallow wells. If we fail to drill the 2005 well commitments, we are required to pay the Ute Indian Tribe $1.8 million, which is our share of the 2005 drilling obligations, and our rights to earn interests in additional acreage would terminate. Our initial exploration well in Lake Canyon is scheduled for the fourth quarter of 2005 following acquisition and evaluation of a 50 to 60 square mile 3-D seismic survey.
       Brundage Canyon. In September 2004, we entered into a farm-out agreement with the same industry partner as with our Lake Canyon prospect pursuant to which we had the right to earn a 75% working interest in the deep Mesaverde formation and deeper horizons on existing exploration and development agreements that encompass 49,000 acres within the Brundage Canyon field by drilling a deep exploration test well. This field is located on the Ute Tribe’s lands and is situated adjacent to and just east of the acreage in the Lake Canyon prospect covered by our agreement with the Ute Tribe. We commenced the drilling of our initial deep exploratory well in Brundage Canyon in November 2004 and abandoned it in January 2005, pending further evaluation of a 3-D seismic survey and assessment of the optimal completion technology for the tight gas sandstone encountered by the well.
Hook
       As of June 30, 2005, we had acquired 12,481 gross and 11,979 net acres in an exploration play that targets natural gas at depths of 1,000 feet to 4,500 feet. We plan to continue to acquire leasehold acreage through 2005.
Powder River Basin
       The Powder River Basin is primarily located in northeastern Wyoming. The basin contains the Rockies’ most active drilling area: the Wyodak and Big George coalbed methane plays. As of June 30, 2005, we held approximately 28,822 gross and 22,163 net developed leasehold acres and

93,772 gross and 56,806 net undeveloped leasehold acres in the Powder River Basin. Our estimated net proved reserves in the basin at year end 2004 were 40.4 Bcfe. In June 2005, we produced a net 24.6 MMcfe/d. We are focused on continuing to build and consolidate our acreage position in the Powder River Basin. Our development and exploration activities are concentrated in seven major projects in two regional focus areas: the Southern CBM and Central CBM. We also have operations in a number of smaller producing properties located in the eastern half of the basin, which we refer to collectively as the Developed Area.
       Our key project areas are located in both the Big George and Wyodak fairways. We have strategically targeted areas that we believe have higher gas reserve potential and that are proximate to infrastructure. This infrastructure, in areas such as Cat Creek, Willow Creek, and Deadhorse, exists as a result of pre-existing conventional well development. Currently, we estimate our capital expenditures for 2005 will be $23.8 million, which includes participating in 219 wells, of which 39 are PUD locations, and leasehold acquisitions. In the six months ended June 30, 2005, we made $15.7 million of capital expenditures to participate in the drilling of 56 of these wells. As of August 1, 2005, we had all necessary drilling permits and environmental approvals in place for all 219 of the wells that are planned to be drilled in 2005. If we do not receive additional permits for the planned wells, we plan to drill other locations for which we have the necessary approvals.
       Coalbed methane wells typically first produce water in a process called dewatering. This process lowers pressure, allowing the gas to detach from the coal and flow to the well bore. As the reservoir pressure declines, the wells begin producing methane gas at an increasing rate. As the wells mature, the production peaks, stabilizes and then begins declining. The average life of a coal bed well is approximately seven years. The average coal bed well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies.
       We have dedicated significant resources to managing regulatory and permitting matters in the Powder River Basin to achieve efficient processing of federal permits and resource management plans.
       About 72% of our acreage in the Powder River Basin is U.S. federal land and therefore subject to the National Environmental Policy Act (“NEPA”) and certain state regulations, which require governmental agencies to evaluate the potential environmental impacts of a proposed project on government owned lands and minerals. The NEPA process imposes obligations on the federal government that may result in legal challenges and potentially lengthy delays in obtaining project permits or approvals. We have submitted six Federal Plans of Development (“PODs”) to the BLM and United States Forest Service (“USFS”) involving 470 wells. We received approval for all six of these Federal PODs, one for BLM lands in the Porcupine area for 29 wells, one for 143 wells for USFS lands in the Porcupine area, one for 36 federal wells in the Tuit project area, one for 71 wells in the Palm Tree area, one for 64 wells in the Cat Creek area, and one for 127 wells in the Deadhorse area. An application for 92 wells in our Coconut Grove POD in the Palm Tree area was submitted in February 2005 and approved in July 2005.
       In August 2004, the Tenth Circuit Court of Appeals in Pennaco Energy, Inc. v. United States Department of the Interior, upheld a decision by the Interior Board of Land Appeals that the Department of the Interior’s Bureau of Land Management (BLM) failed to fully comply with the National Environmental Policy Act (NEPA) in granting certain federal leases in the Powder River Basin to Pennaco Energy, Inc. for coalbed methane development. Other recent decisions in the federal district court in Montana have also held that BLM failed to comply with NEPA when considering coalbed methane development in the Powder River Basin. While these recent decisions have not had a material direct impact on our current operations or planned exploration and development activities, future litigation and/or agency responses to such litigation could materially impact our ability to obtain required regulatory approvals to conduct operations in the Powder River Basin.

Southern CBM
       Tuit. The Tuit project area is located near the southern end of the Wyodak coal fairway. We believe the average thickness of the Wyodak coals across our acreage is approximately 80 feet at an average depth of 855 feet. We operate our wells in this area.
       As of June 30, 2005, our leasehold position in Tuit consisted of 2,268 gross and 1,365 net undeveloped acres, with an average working interest of 60%. Currently, we do not have any plans to drill in Tuit in 2005. Our natural gas production in Tuit is gathered by facilities owned by Western Gas Resources Inc. and sold to various parties.
       Porcupine. The Porcupine project area is located southeast of Tuit on the far southern end of the Wyodak fairway. Similar to Tuit, we believe the average thickness of the Wyodak coals in this area is approximately 80 feet at an average depth of 425 feet. As of June 30, 2005, we participated in drilling two gross wells in the area. We operate our wells in this area.
       Our leasehold position in Porcupine consists of 5,582 gross and 4,754 net undeveloped acres, with an average working interest of 85% at June 30, 2005. Currently, we have a two gross well drilling program planned for 2005 in Porcupine on federal acreage. Both of these wells were drilled and put on production prior to June 30, 2005. Our natural gas production in Porcupine is gathered by facilities owned by Western Gas Resources Inc. and sold to various parties.
       Palm Tree. The Palm Tree project area is located at the far southeast end of the Big George fairway and we believe overlies the highest structural position in the basin for the Big George. We believe the average thickness of the Big George coals is approximately 60 feet at an average depth of 835 feet. The Thunder Creek pipeline runs through our acreage position. Our natural gas production is gathered by facilities owned by Western Gas Resources Inc., and transported by Thunder Creek Gas Services, LLC.
       We have drilled 132 gross wells in Palm Tree through June 30, 2005 and have connected 106 of these wells through June 30, 2005. Currently, we have a 83 gross well drilling program planned for 2005, of which 51 were drilled in the six months ended June 30, 2005. Our leasehold position consists of 17,747 gross and 13,805 net undeveloped acres, with an average working interest of 78% at June 30, 2005.
Central CBM
       Cat Creek. Cat Creek is an exploratory prospect area that lies on the western edge of the Big George fairway. We have a 60 gross well drilling program planned for 2005, of which 40 were drilled in the six months ended June 30, 2005. We have 6,275 gross and 3,184 net acres under lease in the prospect area with an average working interest of 51% at June 30, 2005. We believe the average thickness of the Big George coal is approximately 90 feet at an average depth of 1,825 feet. There are three Big George pilot projects owned and operated by third parties with established production that range between four and eight miles from the prospect area. The Cat Creek area has existing road and power infrastructure due to historical conventional oil development, which should enhance our ability to keep operating costs low. In addition, the Thunder Creek gathering line runs directly through the area. We have a 60 gross well drilling program planned for 2005. We operate our wells in this area.
       Willow Creek. Willow Creek is an exploratory prospect area that is 12 miles south of the Cat Creek prospect area on the western edge of the Big George fairway. We have yet to drill any wells on the 15,514 gross and 6,682 net acres we have under lease in the Willow Creek prospect area with an average working interest of 43% at June 30, 2005. We believe the average thickness of the Big George coals is approximately 85 feet at an average depth of 1,420 feet. The Big George wells in the Kingsbury Federal Unit, which lies mid-way between Cat Creek and Willow Creek, have been producing gas for third parties. We will operate a majority of our wells in Willow Creek.
       Deadhorse. The Deadhorse project area is located in an area where we believe the Big George coal and a lower split of the Wyodak coal are apparent, giving each location two coal targets. We intend to exploit cost savings on shared surface facilities and increased development efficiencies in this area. Our average working interest is 75% across 15,014 gross and 11,310 net acres in this prospect as of June 30, 2005. We believe the average thickness of the Big George coal is approximately 80 feet at an average depth of 1,220 feet. We believe the Lower Wyodak coal has an average thickness of approximately 55 feet at an average depth of approximately 1,550 feet. In 2004, we drilled a five well test program to collect core and reservoir data. In 2005, we plan to drill 46 wells targeting the Big George. As of June 30, 2005, 16 of the 46 had been drilled. We intend to test the viability of a multi-seam completion in which the Big George and Lower Wyodak coals will be completed in a single well bore. We operate our wells in this area.
       Amos Draw. Like the Deadhorse prospect area, Amos Draw is located in an area with multiple coal targets. We recently entered into a pooling agreement with two other Powder River Basin industry participants. The pooling will have the effect of our participating in a larger number of gross wells and gross acres; it also has the effect of reducing our working interest in the previously owned wells and acreage that are subject to the pooling agreement. As of June 30, 2005, prior to entering into the pooling agreement described above, our average working interest was 35% across 4,817 gross and 1,698 net undeveloped acres. The primary target in the area is the Lower Wyodak coal, which we believe has an average thickness of 90 feet and average depth of 1,900 feet. On the western flank of the project area, both the Big George and Werner coals are viable targets. There is a third party 16 to 20 well pilot project that was dewatering as of August 1, 2005 in all three potential formations immediately adjacent to the AMI. As of June 30, 2005, we participated in the drilling of nine Lower Wyodak wells, which are expected to be connected and begin dewatering this year. We do not operate our wells in this area.
Developed Area
       In addition to our development and exploration activities in the Southern and Central CBM, we own interests in a number of smaller producing properties, which we refer to collectively as the Developed Area. Most of these properties were acquired as a part of a development oriented acquisition. They are generally located in the eastern half of the Powder River Basin and include Little Buffalo Ranch, Goer, Pronghorn, South Coal Gulch, Terra and Kitty. As of June 30, 2005, we had interests in 246 gross and 158 net producing wells in this area, which included 224 gross and 148 net CBM wells and 22 gross and 10 net conventional wells. Our estimated net proved reserves in the Developed Area were 1.6 Bcfe at December 31, 2004.
Williston Basin
       The Williston Basin, which is located in western North Dakota, northwestern South Dakota and eastern Montana, is a predominantly oil prone basin and produces oil and natural gas from 11 major geologic horizons that range in depth from approximately 1,000 to over 14,000 feet. The majority of our properties, both producing and prospective, are located within a 50-mile radius of Williston, North Dakota, the major industry service center for the area. The tight concentration of assets and proximate location to a service center allows for efficient operations.
       While we have interests in a substantial number of wells in the Williston Basin, which target several different zones, our exploration and development activities currently are concentrated on three of the oil producing formations, the Madison, Bakken and the Red River. The application of horizontal completions in these formations has yielded significant improvement in the recovery of hydrocarbons from reservoirs compared to vertically drilled well completions in the same type of formations. The basin has established infrastructure and access to materials and services. Regulatory delays are less prevalent than other areas due to fee ownership of properties, more efficient state and local regulatory bodies and more reasonable permitting requirements.
       Our total leasehold position in the Williston Basin as of June 30, 2005 consisted of 200,784 gross and 132,740 net undeveloped acres and 13,735 gross and 8,903 net developed acres. Our estimated net proved reserves in the Williston Basin were 31 Bcfe at year end 2004. As of June 30, 2005, we had 33 net producing wells and production of 6.1 MMcfe/d for June 2005, with an average working interest of 38.6%. Our oil is stored in tanks located at the well site and periodically collected by independent oil purchasers. Our average working interest in the wells we operate is approximately 89%. We participated in the drilling of nine horizontal wells in 2004 as part of our 2004 capital program of $20 million in this area. Currently, we estimate our capital drilling and completion expenditures for 2005 will be $19.8 million in the Williston Basin, which includes drilling ten horizontal wells and one horizontal recompletion. The budget does not include estimated proceeds of $7.6 million from entering into joint exploration or drilling agreements with industry partners in which we would sell up to 50% of our interests in up to 59,585 net undeveloped acres in certain of our Williston projects. For the six months ended June 30, 2005, we spent an estimated $10.2 million for our capital program and received $1.1 million in proceeds from an industry partner.
Madison
       Our development projects within the Madison area lie within the central Williston Basin along the Montana and North Dakota border. Our drilling program targets the Mississippian Madison formation at depths of 9,000 to 9,500 feet, with wells drilled vertically to these depths and then extended laterally up to 5,000 feet through the formation. As of June 30, 2005, we held 118,225 gross and 84,064 net leasehold acres in the area.
       Red Bank/ Target. In the first half of 2005, we drilled two horizontal wells, one of which is producing and the other of which is in the process of completion. These wells targeted the Ratcliffe member of the Madison formation offsetting a successful exploratory well drilled by us last year. We have working interests in these wells ranging from 92% to 95%. We have identified another six locations to be drilled in the Target Field area with working interests that range from 50% to 100%. One of these wells is planned for the fourth quarter of 2005 and the other for 2006.
       Red Bank Extension. This is an exploratory project area that lies just east of the Red Bank and Target areas. As of June 30, 2005, our leasehold position in this area consisted of 51,902 gross and 36,767 net undeveloped acres. The primary target here is the Ratcliffe member of the Madison but we also believe there are multiple targets in this area, including the Bakken. We plan to seek a joint venture partner for up to 50% of our interests. Two horizontal wells are planned for the first half of 2006.
       Nameless and Indian Hills. We participated in a successful, nonoperated dual lateral horizontal Ratcliffe/ Rival well in the Nameless area, the Snider 1-11H well, which currently is producing 130 Bopd (gross) and in which we own a 41% working interest. This quarter, we expect to drill an offset to this well in which we will own an 87% working interest. In the Indian Hills area, we completed one horizontal Rival formation well, and plan to drill another Ratcliffe formation well before year end.
Bakken
       The Bakken trend, located in the central portion of the Williston Basin, runs northwest into Montana and southeast into North Dakota. Our drilling program targets the Bakken play at depths of 7,500 to 10,500 feet, with wells drilled vertically to these depths and then extended laterally up to 5,000 feet through the formation. As of June 30, 2005, we held 39,180 gross and 31,808 net leasehold acres in the area.
       Red Water. Red Water is an exploratory project that extends northwest from the Bakken trend. We are negotiating to sell a 50% working interest in this exploratory project to an industry partner, retaining 10,287 net undeveloped acres. We expect to drill our first horizontal well by year end to test the Bakken formation.
       Mondak. In the first half of 2005, we participated with a 6% working interest in the completion of a horizontal Bakken discovery well, which had an average first month’s production rate of 194 Bopd (gross) after stimulation. In the third quarter, we plan to participate in another Bakken horizontal well two miles southwest of the discovery and have identified an additional four drilling locations.
Red River
       Grand River. Our Grand River area lies along the North and South Dakota border on the southern flank of the Williston Basin. Within this area, we target the B Zone porosity of the Red River formation at approximately 9,300 feet. We believe Red River B porosity is a uniform, widespread, seven to eight feet thick reservoir unit present across the area. The B Zone is one of the primary producing zones along the Cedar Creek Anticline, which trends northwest from our acreage.
       Our total leasehold position in Grand River consisted of 23,081 gross and 9,527 net undeveloped acres and 1,197 gross and 246 net developed acres, with an average working interest of 40%, at June 30, 2005. Subsequent to the joint exploration agreement that was executed with an industry partner in the second quarter, we expect to spud our first horizontal Red River B test well, in which we have a 60% working interest, in the late third quarter or the fourth quarter of 2005. This well is planned to be drilled vertically to 9,000 to 9,400 feet and then extended laterally up to 5,000 feet through the formation.
Big Horn Basin
       We recently began building an exploratory position in the Big Horn Basin. The Big Horn Basin is located in north central Wyoming and lies west and north of the Powder River and Wind River Basins, respectively. Although the Big Horn Basin is largely considered an oil prone basin, we are pursuing both conventional stratigraphic and structural gas plays, as well as unconventional basin-centered gas plays in the basin. In June 2005, we completed the acquisition of 12,407 gross and net additional acres that included a 100% working interest in a deep well that previously had produced approximately 3.4 Bcfe from the Muddy formation. We plan to re-enter this well and test several additional formations as part of our ongoing program to assess the basin-centered gas potential of the basin. As of June 30, 2005, we had leasehold interests in 159,517 gross and 112,295 net undeveloped acres in the Big Horn Basin.
Denver-Julesburg Basin
       The DJ Basin covers parts of Colorado, Wyoming, Nebraska and Kansas and contains the well known Wattenberg field. Other operators have established production in the Wattenberg field from multiple zones, including the Niobrara formation at depths of 7,000 feet.
Tri-State
       Our exploration program focuses on the eastern side of the DJ Basin, which we refer to as our Tri-State area (which includes portions of northeastern Colorado, southwestern Nebraska and northwestern Kansas) and targets the biogenic shale gas potential of the Sharon Springs Member of the Pierre Formation and the biogenic gas potential of the underlying Niobrara Formation at depths less than 2,000 feet, and the conventional oil potential of Kansas City-Lansing, Marmaton, and Cherokee Formations of the Pennsylvanian System at depths of 4,000 to 4,800 feet. If successful, production can be sold into an already established interstate pipeline network.
       We believe the Niobrara potential of the Tri-State area can be exploited with 3-D seismic “bright spot” and horizontal drilling technologies. Our project capital expenditures for 2003 and 2004 were $6.3 million for the purchase of 367,000 gross (346,000 net) acres and the acquisition of 224 miles of 2-D and 24 square miles of 3-D seismic.
       On January 28, 2005, we sold a 50% working interest in our Tri-State leasehold to an industry partner for $5.2 million and entered into an agreement to jointly explore this area. In 2005, we anticipate acquiring additional 2-D and 3-D seismic and have participated in the drilling two exploration wells (one vertical and one horizontal) as part of a $2.8 million (gross) capital expenditure in this area. Both wells were completed and are currently undergoing an initial testing phase.
Overthrust Belt
Montana Overthrust
       One of our new exploration plays is located in the overthrust belt of Montana. We started working this region in late 2004, and, as of June 30, 2005, we had acquired 115,085 net undeveloped acres (81% working interest) in the Montana overthrust belt. We expect to acquire approximately 82 square miles of 3-D seismic in the third quarter 2005.
Utah Hingeline
       Our new Utah Hingeline exploration play is located in the thrust belt of central Utah. As of June 30, 2005, we held interests in 7,837 net undeveloped acres, with an average working interest of 100%. We are continuing to build our acreage position through the rest of 2005.
Paradox Basin
       The Paradox Basin is located in southwestern Colorado and southeastern Utah, and is adjacent to the San Juan Basin of New Mexico and Colorado. Although the Paradox Basin is generally considered to be an oil prone basin, the application of 3-D seismic and new drilling fluid technology has enabled other operators to commercialize a new gas play in the Lower Honaker Trail formation in San Miguel County, Colorado.
Pine Ridge
       One of our project areas in the Paradox Basin is the Pine Ridge exploration prospect, which is a very early stage exploration concept. We are exploring for gas fields in stratigraphic traps associated with salt diapirs, a geological structure feature characterized by salt intrusion into a rock formation from below. As of June 30, 2005, we had interests in 3,611 gross acres and 3,494 net acres in the Pine Ridge prospect, located in San Juan County, Utah. We intend to build our acreage position in this play through acquisitions or other arrangements with acreage owners in the area. We also are in discussions with the U.S. Forest Service and the Bureau of Land Management as we begin the permitting process for a 20 square mile 3-D seismic survey that we have targeted for 2005.
Yellow Jacket
       In 2004, we acquired 44,816 gross acres and 29,779 net acres in Yellow Jacket. This prospect will target natural gas from a fractured shale reservoir at depths of 4,500 to 6,500 feet. Currently, we have budgeted $1.3 million in capital expenditures for continued acreage acquisition for 2005.
Green River Basin
       The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. Two of the Rockies largest gas fields, the Pinedale Anticline and Jonah, are located in the Green River Basin.
Antelope Hollow
       Our total leasehold position in the Antelope Hollow exploration project consists of 13,693 gross and 5,430 net undeveloped acres as of June 30, 2005. The Antelope Hollow prospect is a seismically defined, anticlinal feature. We participated as a non-operator in an 18,250 foot Dakota test, with a 40% working interest. This well was plugged as a dry hole before reaching total depth after discouraging initial results. We continue to evaluate opportunities in the Green River Basin.

Review of Development Areas
       The following table reviews the information regarding our key development areas discussed above:

		Average			2005
		Working		2005 Drilling	Development
Development Area	Basin	Interest (1)		Locations (2)	Area Budget (3)

					(in millions)
Gibson Gulch	Piceance	78.0%		80	$127
Cave Gulch	Wind River	88.4		4	22
Cooper Reservoir	Wind River	97.5		7	15
Talon	Wind River	99.5		5	17
Wallace Creek/ Stone Cabin	Wind River	99.5		—	2
West Tavaputs	Uinta	100.0		14	55
Powder River	Powder River	84.3		219	24
Williston	Williston	38.6	(4)	10	14

Total				339	$276

(1)	Average working interest is based on our working interests in producing leases as of June 30, 2005, including operated and non-operated properties.

(2)	For each development area, 2005 drilling locations represent total gross locations specifically identified and scheduled by management as of August 1, 2005 as an estimate of our 2005 drilling activities on existing acreage. Of the 2005 drilling locations, 66 are classified as PUDs. Through June 30, 2005, we had commenced drilling of 126 of the 2005 drilling locations shown in the table, including 17 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal conditions, natural gas and oil prices, costs, drilling results and other factors. For a more complete description of our proposed activities, see “Business”.

(3)	Includes budgeted drilling expenditures as well as exploration and facilities costs for the area and excludes property acquisition costs and exploration costs for other areas.

(4)	We operated 77% of our June 2005 production in the Williston Basin, with an average working interest of 89% per operated well. Our average working interest in our non-operated wells is 14%.
Review of Exploration Activities
       With respect to some of our exploration projects, we seek industry partners to enter into joint exploration agreements, which involve the sale of portions of our interests in those projects. The primary objective of this strategy is to increase our exposure to potential reserves and production, accelerate the testing of our exploration project inventory, and mitigate the capital risk of high impact exploration projects, while recouping a portion of our initial investment. We have executed these joint exploration agreements with partners in our East Madden, Lake Canyon/Brundage Canyon, Grand River, and Tri-State exploration projects, and we have a letter of intent executed with a partner in our Red Water project. We expect to pursue joint exploration projects in our Cooper Reservoir, Pommard, Red Bank and several other exploration projects. In connection with these anticipated joint exploration agreements, we expect to sell approximately 30% to 60% of our working interests and have our partner fund a significant portion of our share of early drilling costs, depending on the project. We plan to use the proceeds from these arrangements to increase exploration activities beyond those contemplated in our current capital expenditure budget.

       The following table summarizes certain of our exploration activities that are discussed in more detail above.

				Average	2005
		Project Net		Working	Planned Exploratory
Exploration Project	Basin	Acreage (1)		Interest (2)	Activities (3)

Cave Gulch/ Waltman (4)	Wind River	13,850		78%	Drill one deep well commitment; drill second well contingent on results of first well
Cooper Reservoir (4) (5)	Wind River	12,821		87%	Drill one well and drill one deep well
East Madden	Wind River	19,227		59%	Complete one deep well
Pommard(5)	Wind River	2,200		100%	One completion and drill one deep well
Stone Cabin (4)	Wind River	12,342		82%	Assessing deep potential
Talon	Wind River	66,338		33%	Drill four wells
Wallace Creek (4)	Wind River	19,030		88%	Assessing shallow exploration
Windjammer-Coal Bank Hills Unit	Wind River	8,471		35%	3-D seismic; drill two wells
Garmesa	Uinta	8,217		42%	3-D seismic; drill three wells
Lake Canyon/ Brundage Canyon (5)	Uinta	30,830	(6)	55%	3-D seismic; drill three wells
West Tavaputs Deep(4)(6)	Uinta	43,224		92%	Drill one well; drill second well contingent on results of first well
Hook	Uinta	11,979		96%	Acreage acquisitions
Wyodak/ Big George	Powder River	65,846		66%	Four pilot programs
Grand River	Williston	9,773		60%	Participate in two wells
Red Bank (5)	Williston	36,767		71%	Participate in two wells
Red Water	Williston	20,574	(7)	97%	Participate in one well
Mondak	Williston	7,738		42%	Participate in one well
Madison(4)	Williston	43,603		73%	Drill six wells
Antelope Hollow	Green River	5,430		40%	Drill one well
Tri-State	DJ	174,542		47%	2-D and 3-D seismic; drill two wells
Pine Ridge	Paradox	3,494		97%	3-D seismic; acreage acquisitions
Yellow Jacket	Paradox	29,779		66%	Acreage acquisitions
Big Horn	Big Horn	112,354		70%	Acreage acquisitions; recomplete one well
Montana Overthrust(5)	Overthrust Belt	115,085		100%	Acreage acquisitions; 3-D seismic
Utah Hingeline(5)	Overthrust Belt	7,837		100%	Acreage acquisitions

(1)	Project net acreage is the amount of our net leasehold acreage at June 30, 2005 that we have associated with each of our exploration projects.

(2)	Average working interest is based on leasehold acreage at June 30, 2005. Also, the working interest numbers are subject to selling of working interests to industry partners in connection with our joint exploration strategy.

(3)	Of the exploration activities planned for 2005 that are included in this table, some have already occurred. With respect to those that have not occurred, our actual activities may change depending on regulatory approvals, seasonal conditions and other factors, including our ability to enter into joint exploration agreements with joint drilling obligations with industry partners. For a description of activities through June 30, 2005, including determination of production capability as commercially successful or unsuccessful, see the description of each project in the Basin sections under “Business”.

(4)	Represents an exploration project that extends an existing development project.

(5)	Portions of the exploration program currently are not included in our 2005 capital expenditure budget as these activities are contingent upon obtaining an industry partner pursuant to a joint exploration agreement for the prospect or revising our capital expenditure budget.

(6)	Does not include an additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements.

(7)	In July 2005, we entered into a letter of intent concerning a joint exploration agreement that would include selling a 50% interest in 20,574 net undeveloped acres in the Red Water prospect. See “Business — Williston Basin”.

Proved Reserves
       The following table presents our estimated net proved natural gas and oil reserves and the present value of our estimated proved reserves at each of December 31, 2002, 2003, and 2004 based on reserve reports prepared by us and reviewed in their entirety by our independent petroleum engineers. All our proved reserves included in the reserve report are located in North America. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates in the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. When compared on a well-by-well or lease-by-lease basis, some of our estimates of net proved reserves are greater and some are less than the estimates of our independent petroleum engineers. However, our internal estimates of total net proved reserves are within 10% of those estimated by our independent petroleum engineers. Copies of the review reports prepared by our independent petroleum engineers are attached as Appendices B and C. Our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than the Securities and Exchange Commission in connection with our registration statement for this offering. The PV-10 and Standardized Measure shown in the table are not intended to represent the current market value of our estimated natural gas and oil reserves.

	As of December 31,

	2002	2003	2004

Estimated Net Proved Reserves (1):
Natural gas (Bcf)	101.8	180.9	257.8
Oil (MMBbls)	2.9	3.9	5.7
Total (Bcfe)	119.1	204.2	292.3
Percent proved developed	75.1%	62.5%	61.1%
PV-10 (in millions) (2)	$178.6	$520.8	$592.1
Standardized Measure (in millions) (3)	153.5	404.8	466.1

(1)	Excludes estimated proved reserves of 10.9 Bcfe with a PV-10 of $17.8 million related to properties held for sale as of December 31, 2002.

(2)	Represents present value, discounted at 10% per annum, of estimated future net cash flows before income tax of our estimated proved reserves. In accordance with SEC requirements, our reserves and the future net revenues were determined using market prices for natural gas and oil at each of December 31, 2002, 2003, and 2004, which were $3.12 per MMBtu of gas and $31.35 per barrel of oil at December 31, 2002, $5.58 per MMBtu of gas and $32.55 per barrel of oil at December 31, 2003, and $5.52 per MMBtu of gas and $43.46 per barrel of oil at December 31, 2004. Includes PV-10 of $17.8 million associated with proved reserves for properties held for sale at December 31, 2002. These prices were adjusted by lease for quality, transportation fees and regional price differences. Giving effect to hedging transactions based on prices current at such dates, our PV-10 would have been $196.8 million at December 31, 2002, $505.7 million at December 31, 2003 and $588 million at December 31, 2004.

(3)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.
       Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

       The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “Risk Factors”.
       Our independent engineers, Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., perform a well-by-well review of all of our properties and of our estimates of proved reserves and then provide us with their review reports concerning our estimates. Ryder Scott Company, L.P. provided us with a report stating its opinion that the methods and techniques used in preparing our reserve report are in accordance with generally accepted procedures for the determination of reserves, and that, in its judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10% of those estimated by Ryder Scott Company, L.P. Netherland, Sewell & Associates, Inc. stated in its report that our estimates of proved oil and gas reserves and future revenue as shown in its report and in certain computer printouts in its office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well, although this information is generated by the independent engineers as a basis for their review report.
       Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The PV-10 shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by FASB pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.
       From time to time, we engage Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. to review and/or evaluate the reserves of properties that we are considering purchasing and to provide technical consulting on well testing. Neither Ryder Scott Company, L.P. nor Netherland, Sewell & Associates, Inc. nor any of their respective employees has any interest in those properties and the compensation for these engagements is not contingent on their estimates of reserves and future cash inflows for the subject properties. During 2004, we paid Ryder Scott Company, L.P. $31,616 for reviewing our reserve estimates and $29,840 for other consulting services. During 2004, we paid Netherland, Sewell & Associates, Inc. $66,010 for reviewing our reserve estimates and $79,232 for other consulting services.

Production and Price History
       The following table sets forth information regarding net production of oil, natural gas and natural gas liquids, and certain price and cost information for each of the periods indicated:

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended June 30,
	December 31,
	2002 (1)	2003	2004	2004	2005

Production Data:
Natural gas (MMcf) (2)	6,371	16,315	28,864	14,060	15,526
Oil (MBbls)	30	328	474	228	250
Combined volumes (MMcfe)	6,551	18,283	31,708	15,428	17,026
Daily combined volumes (MMcfe/d)	23.6	50.1	86.6	84.8	94.1

Average Prices (3):
Natural gas (per Mcf)	$2.39	$4.03	$5.10	$4.88	$6.04
Oil (per Bbl)	25.39	28.85	39.49	34.53	13.70
Combined (per Mcfe)	2.44	4.12	5.23	4.95	6.15

Average Costs (per Mcfe):
Lease operating expense	$0.34	$0.46	$0.46	$0.47	$0.52
Gathering and transportation Expense	0.03	0.20	0.19	0.16	0.33
Production tax expense	0.31	0.54	0.63	0.62	0.77
Depreciation, depletion and Amortization	1.40	1.68	2.15	2.01	2.29
General and administrative	1.04	0.98	0.67	0.70	0.77

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our first properties.

(2)	Production of natural gas liquids is included in natural gas revenues and production. Production data excludes production associated with properties held for sale.

(3)	Includes the effects of hedging transactions, which reduced average gas prices by $0.48 per Mcf in 2003, $0.43 per Mcf in 2004, and $0.14 per Mcf in 2005.
Productive Wells
       The following table sets forth information as of June 30, 2005, relating to the productive wells in which we owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Gas		Oil

	Gross	Net	Gross	Net
Basin	Wells	Wells	Wells	Wells

Piceance	114	103.4	—	—
Wind River	165	150.7	2	1.5
Uinta	29	25.2	—	—
Powder River(1)	414	337.8	27	8.2
Williston	—	—	74	32.7
Big Horn	2	1.2	—	—

Total	724	618.3	103	42.4

(1)	The five wells that had completions in more than one zone are each shown as only one gross well.
Developed and Undeveloped Acreage
       The following table sets forth information as of June 30, 2005 relating to our leasehold acreage.

	Developed		Undeveloped
	Acreage (1)		Acreage (2)

Basin	Gross (3)	Net (4)	Gross (3)	Net (4)

Piceance Basin	5,461	4,167	17,327	13,748
Wind River	8,411	6,355	355,118	161,034
Unita	6,533	6,094	137,443	97,736	(5)
Powder River	28,822	22,163	93,772	56,806
Williston	13,735	8,903	200,784	132,740	(6)
Green River	—	—	15,564	7,301
Denver-Julesburg	—	—	369,836	174,543
Paradox	—	—	48,427	33,272
Big Horn	81	61	159,517	112,295
Overthrust Belt	—	—	153,964	122,922
Other	2,183	1,069	33,585	16,511

Total	65,226	48,812	1,585,337	928,908

(1)	Developed acres are acres spaced or assigned to productive wells.

(2)	Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4)	A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(5)	An additional 130,346 net undeveloped acres that are subject to drill-to-earn agreements are not included.

(6)	Subsequent to June 30, 2005, we entered into a letter of intent concerning a potential joint exploration agreement with respect to our Red Water prospect that would include selling a 50% interest in 20,754 net undeveloped acres in that prospect.

       Many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. We generally have been able to obtain extensions of the primary terms of our federal leases for the period that we have been unable to obtain drilling permits due to a pending EA, Environmental Impact Statement or related legal challenge. The following table sets forth as of June 30, 2005 the expiration periods of the gross and net acres that are subject to leases summarized in the above table of undeveloped acreage.

	Undeveloped Acres
	Expiring

Six Months Ending:	Gross	Net

December 31, 2005	40,555	21,757
Twelve Months Ending:

December 31, 2006	50,727	30,789
December 31, 2007	153,298	89,095
December 31, 2008	420,438	222,269
December 31, 2009 and later(1)	920,319	564,998

Total	1,585,337	928,908

(1)	Includes 412,392 gross and 197,800 net undeveloped acres held by production from other leasehold acreage or held by federal units.
Drilling Results
       The following table sets forth information with respect to wells completed during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return.

	Period from
	January 7,
	2002
	(inception)						Six Months
	through		Year Ended		Year Ended		Ended
	December 31,		December 31,		December 31,		June 30,
	2002		2003		2004(1)		2005

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Development
Productive	—	—	50	41.5	150	147.9	30	25.2
Dry	—	—	1	0.9	2	1.7	1	1.0
Exploratory
Productive	3	2.8	39	35.8	93	79.9	86	72.0
Dry	—	—	2	1.6	13	10.0	3	1.7

Total
Productive	3	2.8	89	77.3	243	227.8	116	97.2
Dry	—	—	3	2.5	15	11.7	4	2.7

(1)	The determination of development and exploratory wells shown in the table above is based on an interpretation of the definitions of those terms in Rule 4-10(a) of Regulation S-X, which governs financial disclosures in filings with the SEC, that includes as development wells only those wells drilled on drilling locations to which proved undeveloped, or PUD, reserves have been attributed at the time at which drilling of the well commenced, and in which all other wells are considered exploratory. We also are providing information with respect to drilling results in which development wells include not only wells drilled on PUD locations but also wells drilled in a proved area in which proved reserves have been attributed by our reservoir engineers as of the time of commencement of drilling. On this basis, during 2004, we completed 236 gross (222.6 net) productive and 8 gross (7.1 net) dry development wells and 7 gross (4.2 net) productive and 7 gross (5.0 net) dry exploratory wells.

       From inception through June 30, 2005, we participated in drilling 600 gross wells, of which, as of June 30, 2005, 451 were completed as producing, 130 were in process of completing or dewatering and 19 were dry holes. Also during that time, we recompleted 48 gross wells, which are not included in the totals above.

Operations
General
       In general, we serve as operator of wells in which we have a greater than 50% interest. In addition, we seek to be operator of wells in which we have lesser interests. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. We do not own drilling rigs or other oil field services equipment used for drilling or maintaining wells on properties we operate. Independent contractors engaged by us provide all the equipment and personnel associated with these activities. We employ drilling, production, and reservoir engineers, geologists and other specialists who work to improve production rates, increase reserves, and lower the cost of operating our natural gas and oil properties.
Marketing and Customers
       We market the majority of the natural gas and oil production from properties we operate for both our account and the account of the other working interest owners in these properties. We sell the majority of our production to a variety of purchasers under short-term contracts or spot gas purchase contracts ranging anywhere from one day to seven months, all at market prices. We have one long-term contract to sell natural gas at market rates through December 2007. The gas volumes subject to this agreement are negotiated annually and currently are 22.5 MMBtu/d. We normally sell production to a relatively small number of customers, as is customary in the exploration, development and production business. However, based on the current demand for natural gas and oil, and the availability of other purchasers, we believe that the loss of any one or all of our major purchasers would not have a material adverse effect on our financial condition and results of operations. For a list of our purchasers that accounted for 10% or more of our natural gas and oil revenues during the last two calendar years, see “Notes to Consolidated Financial Statements — Note 12 — Significant Customers and Other Concentrations”.
       We enter into hedging transactions with unaffiliated third parties for portions of our natural gas production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in gas prices. For a more detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “— Quantitative and Qualitative Disclosures About Market Risk”.
       We incur gathering and transportation expenses to move our natural gas from the wellhead to a purchaser-specified delivery point. These expenses vary based on the volume and distance shipped, and the fee charged by the third party transporter. We currently have four firm transportation and sales agreements. We have an agreement with Cheyenne Plains Company for 9,000 MMBtu of guaranteed pipeline capacity for 12 years and three months from February 2005, with an annual commitment of $1,117,000 and for 5,000 MMBtu/d of guaranteed pipeline capacity for an additional year thereafter. Our agreement with Questar Pipeline Company is for 12,000 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $94,000 per month for ten years beginning upon the completion of Questar’s upgrade of its pipeline in the Piceance Basin, which is expected to be completed in November 2005. Effective May 1, 2005, we entered into an additional firm delivery contract for 8,500 MMbtu of natural gas per day at the inlet of the Questar pipeline through March 31, 2010 at the current Northwest Pipeline Rocky Mountains Index price as quoted in Platt’s Inside FERC Gas Market Report on the first business day of each month minus $0.25 per MMbtu. Effective April 1, 2005, we entered into an additional firm delivery contract for 10,000 MMbtu of natural gas per day at the Cheyenne Hub through March 2007 at the current Colorado Interstate Gas Rocky Mountain Index price as quoted in Platt’s Inside FERC Gas Market Report on the first business day of each month plus $0.16 per MMbtu. Our natural gas and oil are transported through third party gathering systems and pipelines. Transportation space on these gathering systems and pipelines is occasionally limited and at times unavailable because of repairs or improvements, or as a result of priority transportation agreements with other gas shippers. While our ability to market our natural gas has been only infrequently limited or delayed, if transportation space is restricted or is unavailable, our cash flow from the affected properties could be adversely affected.
Competition
       The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and Native American tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.
Title to Properties
       As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property. We have obtained title opinions on substantially all of our producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing natural gas and oil leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. Our natural gas and oil properties are subject to customary royalty and other interests, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect our carrying value of the properties.
Seasonal Nature of Business
       Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. Seasonal weather conditions and lease stipulations can limit our drilling and producing activities, and other oil and natural gas operations, in certain areas of the Rocky Mountain region. These seasonal anomalies can pose challenges for meeting our well drilling objectives and can increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations. For an example of drilling reductions, see “Uinta Basin — West Tavaputs”.
Environmental Matters and Regulation
       General. Our operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our operations are subject to the same environmental laws and regulations as other companies in the oil and gas exploration and production industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from our operations; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment (EA), and/or an Environmental Impact Statement (EIS).
       These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and the federal and state agencies frequently revise the environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on our operating costs. We believe that we substantially comply with all current applicable environmental laws and regulations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. However, we cannot predict the passage of or quantify the potential impact of more stringent future laws and regulations at this time. For the year ended December 31, 2004, we did not incur any material capital expenditures for remediation or retrofit of pollution control equipment at any of our facilities.
       The environmental laws and regulations which could have a material impact on the oil and natural gas exploration and production industry are as follows:
       National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will have an EA prepared that assesses the potential direct, indirect and cumulative impacts of a proposed project. If impacts are considered significant, the agency will prepare a more detailed EIS that may be made available for public review and comment. All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.
       Waste Handling. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, affect oil and gas exploration and production activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of “hazardous wastes” and on the disposal of non-hazardous wastes. Under the auspices of the Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil, natural gas, or geothermal energy constitute “solid wastes”, which are regulated under the less stringent non-hazardous waste provisions, but there is no guarantee that the EPA or the individual states will not adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time in Congress to re-categorize certain oil and gas exploration and production wastes as “hazardous wastes”.
       We believe that we are in substantial compliance with the requirements of RCRA and related state and local laws and regulations, and that we held all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we believe that the current costs of managing our wastes as they are presently classified are reflected in our budget, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.
       Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “superfund” law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site, or site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substance. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our operations, we use materials, that, if released, would be subject to CERCLA. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA for all or part of the costs to clean up sites at which such “hazardous substances” have been deposited.
       Water Discharges. The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and gas wastes, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or the state. These prescriptions also prohibit the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by a permit issued by the U.S. Army Corps of Engineers. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the federal Clean Water Act and analogous state laws and regulations. We maintain all required discharge permits necessary to conduct our operations, and we believe we are substantial compliance with the terms thereof. Obtaining permits has the potential to delay the development of oil and natural gas projects.
       Air Emissions. The Federal Clean Air Act, and associated state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Some of our new facilities will be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. These regulations may increase the costs of compliance for some facilities we own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. We believe that we are in substantial compliance with all air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations. Obtaining permits has the potential to delay the development of oil and natural gas projects.
       Other Laws and Regulation. The Kyoto Protocol to the United Nations Framework Convention on Climate Change went into effect in February 2005 and requires all industrialized nations that ratified the Protocol to reduce or limit greenhouse gas emissions to a specified level by 2012. The United States has not ratified the Protocol, and the U.S. Congress has resisted recent proposed legislation directed at reducing greenhouse gas emissions. However, there is increasing public pressure from environmental groups and some Northeastern and West Coast states for the United States to develop a national program for regulating greenhouse gas emissions, and several states have already adopted regulations or announced initiatives focused on decreasing or stabilizing greenhouse gas emissions associated with industrial activity, primarily carbon dioxide emissions from power plants. The oil and natural gas exploration and production industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on the combustion of fossil fuels or the venting of natural gas could impact our future operations. Our operations are not adversely impacted by current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.
       Legislation continues to be introduced in Congress, and development of regulations continues in the Department of Homeland Security and other agencies, concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.
Other Regulation of the Oil and Gas Industry
       The oil and gas industry is extensively regulated by numerous federal, state and local authorities, including Native American tribes. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, and Native American tribes are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.
       Drilling and Production. Our operations are subject to various types of regulation at federal, state, local and Native American tribal levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties, municipalities and Native American tribes, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the rates of production or “allowables”;

•	the surface use and restoration of properties upon which wells are drilled and other third parties;

•	the plugging and abandoning of wells; and

•	notice to, and consultation with, surface owners and other third parties.
       State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of natural gas and oil we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.
       Natural Gas Sales Transportation. Historically, federal legislation and regulatory controls have affected the price of the natural gas we produce and the manner in which we market our production. The Federal Energy Regulatory Commission, or FERC, has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. Since 1978, various federal laws have been enacted which have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales”, which include all of our sales of our own production.
       FERC also regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Commencing in 1985, FERC promulgated a series of orders, regulations and rule makings that significantly fostered competition in the business of transporting and marketing gas. Today, interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. FERC’s initiatives have led to the development of a competitive, unregulated, open access market for gas purchases and sales that permits all purchasers of gas to buy gas directly from third-party sellers other than pipelines. However, the natural gas industry historically has been very heavily regulated; therefore, we cannot guarantee that the less stringent regulatory approach recently pursued by FERC and Congress will continue indefinitely into the future nor can we determine what effect, if any, future regulatory changes might have on our natural gas related activities.
       Under FERC’s current regulatory regime, transmission services must be provided on an open-access, non-discriminatory basis at cost-based rates or at market-based rates if the transportation market at issue is sufficiently competitive. Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by state agencies. Although its policy is still in flux, FERC recently has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point-of-sale locations.
       Operations on Native American Reservations. A portion of our leases in the Uinta basin are, and some of our future leases in this and other areas may be, regulated by Native American tribes. In addition to regulation by various federal, state and local agencies and authorities, an entirely separate and distinct set of laws and regulations applies to lessees, operators and other parties within the boundaries of Native American reservations. Various federal agencies within the U.S. Department of the Interior, particularly the Minerals Management Service and the Bureau of Indian Affairs, together with each Native American tribe, promulgate and enforce regulations pertaining to oil and gas operations on Native American reservations. These regulations include lease provisions, royalty matters, drilling and production requirements, environmental standards, and numerous other matters.
       Native American tribes are subject to various federal statutes and oversight by the Bureau of Indian Affairs. However, each Native American tribe is a sovereign nation and has the right to enforce certain other laws and regulations entirely independent from federal, state and local statutes and regulations, as long as they do not supersede or conflict with such federal statutes. These tribal laws and regulations include various fees, taxes, requirements to employ Native American tribal members, and numerous other conditions that apply to lessees, operators, and contractors conducting operations within the boundaries of a Native American reservation. Further, lessees and operators within a Native American reservation are subject to the Native American tribal court system, unless there is a specific waiver of sovereign immunity by the Native American tribe allowing resolution of disputes between the Native American tribe and those lessees or operators to occur in federal or state court.

       Therefore, we are subject to various laws and regulations pertaining to Native American tribal surface ownership, Native American oil and gas leases, fees, taxes, and other burdens, obligations and issues unique to oil and gas ownership and operations within Native American reservations. One or more of these requirements may increase our costs of doing business on Native American tribal lands and have an impact on the economic viability of any well or project on those lands.
Employees
       As of August 1, 2005, we had 170 full time employees, including 18 geologists and geophysicists, 17 petroleum engineers, and eight land and regulatory professionals. Of our 170 full time employees, 122 work in our Denver office and 48 are in our district and field offices. We also contract for the services of independent consultants involved in land, regulatory, accounting, financial and other disciplines as needed. None of our employees is represented by labor unions or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.
Offices
       As of August 1, 2005, we leased approximately 39,400 square feet of office space in Denver, Colorado at 1099 18th Street, where our principal offices are located. The lease for our Denver office expires in January 2009. We also have field offices in or near the Cave Gulch field and in Gillette, Wyoming, Parachute, Colorado, and Roosevelt, Utah. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.
Legal Proceedings
       We are not a party to any material pending legal or governmental proceedings, other than ordinary routine litigation incidental to our business. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, our management believes that the resolution of any proceeding will not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT
Executive Officers, Directors and Other Key Employees
       The following table sets forth information regarding our officers, our directors and other key employees as of August 1, 2005.

Name	Age	Position

William J. Barrett	76	Chief Executive Officer, Chairman and Director
Fredrick J. Barrett	44	Chief Operating Officer, President and Director
J. Frank Keller	61	Executive Vice President
Thomas B. Tyree, Jr.	44	Chief Financial Officer
Robert W. Howard	51	Executive Vice President — Finance and Investor Relations, and Treasurer
Dominic J. Bazile II	47	Senior Vice President — Operations and Engineering
Francis B. Barron	43	Senior Vice President — General Counsel and Corporate Secretary
Huntington T. Walker	50	Vice President — Land
Terry R. Barrett	45	Vice President — Exploration, Northern Division
Lynn Boone Henry	45	Vice President — Reservoir Engineering
Kurt M. Reinecke	46	Vice President — Exploration, Southern Division
Wilfred R. Roux	47	Vice President — Geophysics
Duane J. Zavadil	45	Vice President — Government and Regulatory Affairs
Henry Cornell	49	Director
James M. Fitzgibbons	70	Director
Jeffrey A. Harris	49	Director
Roger L. Jarvis	51	Director
Philippe S. E. Schreiber	64	Director
Randy Stein	52	Director
Michael E. Wiley	54	Director
       Each of William J. Barrett, Fredrick J. Barrett and J. Frank Keller may be deemed to be a promoter and founder of the Company due to his initiative in organizing the Company. William J. Barrett is the father of Fredrick J. Barrett and Terry R. Barrett and the brother-in-law of J. Frank Keller.
Executive Officers and Other Key Employees
       William J. Barrett. Mr. Barrett has served as our Chairman of the Board, Chief Executive Officer and a Director since our inception in January 2002. Mr. Barrett founded Barrett Resources Corporation (“Barrett Resources”), which was acquired in August 2001 by The Williams Companies. Mr. Barrett served as the Chief Executive Officer of Barrett Resources from December 1983 until November 18, 1999, except for the period from July 1, 1997 through March 23, 1998. He also served Barrett Resources as Chairman of the Board from September 1994 until March 2000, and as President from December 1983 until September 1994. From March 2000 until November 2001, Mr. Barrett was retired. From November 2001 until the formation of the Company in January 2002, Mr. Barrett consulted on the establishment of the Company and its planned activities. Prior to 1983, Mr. Barrett held various positions with several other oil and gas companies.

       Fredrick J. Barrett. Mr. Barrett has served as our President and a Director since our inception in January 2002 and as our Chief Operating Officer since June 2005. Mr. Barrett served as senior geologist of Barrett Resources and its successor in the Rocky Mountain Region from 1997 through 2001, and as geologist from 1989 to 1996. From 1987 to 1989, Mr. Barrett was a partner in Terred Oil Company, a private oil and gas partnership providing geologic services for the Rocky Mountain Region. From 1983 to 1987, Mr. Barrett worked as a project and field geologist for Barrett Resources.
       J. Frank Keller. Mr. Keller has served as our Executive Vice President since June 2005, as our Chief Operating Officer from our inception in January 2002 until June 2005, and as Vice Chairman of the Board and a Director from our inception in January 2002 until May 2005. Mr. Keller was a co-founder of Barrett Resources and served as Barrett Resources’ Executive Vice President from 1983 until Barrett Resources was acquired by The Williams Companies in August 2001. He also served as Chief Financial Officer of Barrett Resources from 1995 until July 2001, as a director from 1983 until 2000, and as Secretary from 1983 until 1997. From August 2001 until January 2002, Mr. Keller served as a consultant, including with respect to the establishment of the Company and its planned activities.
       Thomas B. Tyree, Jr. Mr. Tyree has served as our Chief Financial Officer since February 2003. From August 1989 until January 2003, Mr. Tyree was employed by Goldman, Sachs & Co., most recently as a Managing Director in the Investment Banking Division, working with oil and gas companies. From 1983 to 1987, Mr. Tyree was employed by Bankers Trust Company as an Associate in corporate finance.
       Robert W. Howard. Mr. Howard has served as our Executive Vice President — Finance and Investor Relations since January 2004 and as our Treasurer since our inception in January 2002. From February 2003 until January 2004, Mr. Howard served as our Executive Vice President — Finance and Accounting. From January 2002 until February 2003, Mr. Howard served as our Chief Financial Officer; from our inception in January 2002 until February 2004, Mr. Howard served as our Secretary; and from January 2002 until March 2002 he served as a Director of the Company. From August 2001 until December 2001, Mr. Howard served as Vice President — Finance and Administration and a director of AEC Oil & Gas (USA) Inc., an indirect subsidiary of Alberta Energy Company, Ltd., an oil and gas exploration and development company that subsequently was acquired by EnCana Corporation. Mr. Howard served as Senior Vice President — Investor Relations and Corporate Development of Barrett Resources from February 1999 until August 2001. Mr. Howard previously served as Barrett Resource’s Senior Vice President beginning in March 1992 and as Treasurer beginning in March 1986.
       Dominic J. Bazile II. Mr. Bazile has served as Senior Vice President — Operations and Engineering since May 2003 and previously served as our Vice President of Operations beginning in February 2002. Prior to joining us, Mr. Bazile was employed by Barrett Resources and its successor from July 1995 until January 2002, including serving as Drilling Manager.
       Francis B. Barron. Mr. Barron has served as Senior Vice President — General Counsel and Secretary since March 2004. Mr. Barron was a partner at the Denver, Colorado office of Patton Boggs LLP from February 1999 until February 2004, practicing corporate, securities and general business law. Prior to February 1999, Mr. Barron was a partner of and served as an associate at Bearman Talesnick & Clowdus Professional Corporation, a Denver law firm. Mr. Barron’s clients included publicly-traded oil and gas companies.
       Huntington T. Walker. Mr. Walker has served as Vice President — Land since our inception in January 2002. From June 1981 through December 2001, Mr. Walker was self employed in the oil and gas industry as an independent landman performing consulting work for various clients, including Barrett Resources, and investing in oil and gas properties for his own account. From May 1979 through June 1981, Mr. Walker was employed by Hunt Energy Corporation in its Denver office.

       Terry R. Barrett. Mr. Barrett has served as Vice President — Exploration, Northern Division, since our inception in January 2002. From 1989 to 2001, Mr. Barrett served as Senior Geologist or Project Geologist in numerous Rocky Mountain basins for Barrett Resources Corporation, prior to the acquisition of that company by The Williams Companies. He served as Senior Geologist for approximately five months with The Williams Companies from August through December 2001. From 1987 to 1989, Mr. Barrett was a general partner in Terred Oil Company, a private oil and gas partnership providing geologic services for the Rocky Mountain Region. From 1983 to 1987, Mr. Barrett worked as a contract project and field geologist for Barrett Resources.
       Lynn Boone Henry. Ms. Henry has served as Vice President — Reservoir Engineering since January 2005. From October 2003 until January 2005, Ms. Henry served as our Reservoir Engineering Manager. From January 2003 until October 2003, Ms. Henry served as the Senior Reservoir Engineer for our Wind River Basin team. From January 2002 until joining the Company in January 2003, Ms. Henry was an independent consultant on reservoir engineering projects for various Rocky Mountain exploration and production companies. From 1998 until 2002, Ms. Henry served as a Reserves Manager and Project Manager for Cody Energy, LLC in Denver.
       Kurt M. Reinecke. Mr. Reinecke has served as Vice President — Exploration, Southern Division since our inception in January 2002. From 1985 to 2001, Mr. Reinecke served as a Senior Exploration Geologist or Operations Geologist in numerous Rocky Mountain and Mid-Continent basins for Barrett Resources Corporation, prior to the acquisition of that company by The Williams Companies.
       Wilfred R. (Roy) Roux. Mr. Roux has served as Vice President — Geophysics since February 2002. Prior to joining us, Mr. Roux was employed by Barrett Resources and The Williams Companies from July 1995 until January 2002, including as Senior Geoscientist and Senior Geophysicist. Mr. Roux’s responsibilities with us include overseeing our implementation and use of technology and geophysical data.
       Duane J. Zavadil. Mr. Zavadil has served as Vice President — Government and Regulatory Affairs since January 2005. From the time that he joined the Company in July 2002 until January 2005, Mr. Zavadil served as our Government and Regulatory Affairs Manager. From 1994 until July 2002, Mr. Zavadil served as the Environmental, Health and Safety Manager with Barrett Resources Corporation and its successor, The Williams Companies. Mr. Zavadil was a consultant providing environmental and regulatory services to the oil and gas industry from 1984 through 1994.
Outside Directors
       Henry Cornell. Mr. Cornell has been a director of the Company since 2002. Mr. Cornell is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co., which he joined in 1984. He is a member of the global Merchant Banking Investment Committees for both the firm’s Corporate and Real Estate investment activities. Mr. Cornell also serves on the Board of Directors of Ping An Insurance Company of China and the American Golf Corporation, LLC.
       James M. Fitzgibbons. Mr. Fitzgibbons has been a director since July 2004. Mr. Fitzgibbons also has served as a Director/ Trustee of Dreyfus Laurel Funds, a series of mutual funds, since 1994. From January 1998 until 2001, Mr. Fitzgibbons served as Chairman of the Board of Davidson Cotton Company. From January 1994 until it was sold in August 2001, Mr. Fitzgibbons served as a director of Barrett Resources, for which he also served as a director from July 1987 until October 1992. From October 1990 through December 1997, Mr. Fitzgibbons was Chairman of the Board and Chief Executive Officer of Fieldcrest Cannon, Inc.

       Jeffrey A. Harris. Mr. Harris has been a Director of the Company since 2002. Mr. Harris has served since 1988 as a Managing Director of Warburg Pincus LLC, which he joined in 1983. Mr. Harris’ responsibilities include involvement in investments in energy, technology and other industries. Mr. Harris has served as a director of Spinnaker Exploration, Inc., a publicly traded oil and gas company, since 1996, and he serves on Spinnaker’s Compensation Committee. Mr. Harris also has served as a director of Proxim, Inc., a publicly traded provider of wireless networking equipment, since July 2003. Mr. Harris is a director of Knoll, Inc. and other private companies.
       Roger L. Jarvis. Mr. Jarvis has been a Director of the Company since 2002. Mr. Jarvis has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company since 1996 and as Chairman of the Board of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis is a director of National-Oilwell, Inc.
       Philippe S.E. Schreiber. Mr. Schreiber has been a Director of the Company since February 2002. Mr. Schreiber is an independent lawyer and business consultant. Mr. Schreiber served as a director of Barrett Resources from 1985 until 2001. From August 1985 through December 1998, he was a partner of, or of counsel to, the law firm of Walter, Conston, Alexander & Green, P.C. in New York, New York. Since 1991, Mr. Schreiber has served as a director of the United States principal affiliate of The Mayflower Corporation plc (in Administration), which was a publicly-listed company in the United Kingdom until it filed for creditor protection in April 2004. The United States affiliated companies of the Mayflower Corporation plc (in Administration) are not subject to any bankruptcy or creditor protection proceedings and Mr. Schreiber has not served as an officer or director of the Mayflower Corporation plc (in Administration). Mr. Schreiber also has served since February 2005 as a director of Capital Energy plc, an English company that intends to invest in U.S. oil and gas prospects and companies primarily in Louisiana and Texas. Mr. Schreiber also serves as a director of other private companies.
       Randy Stein. Mr. Stein has served as a director and the chair of our audit committee since July 2004. Mr. Stein is a self-employed tax and business consultant. From July 2000 until its sale in June 2004, Mr. Stein was a director of Westport Resources Corporation, a Denver based oil and natural gas exploration and development company, where Mr. Stein served as the chair of the audit committee. Mr. Stein has served since 2001 as a director of Koala Corporation, a Denver based public company engaged in the design, production and marketing of family convenience products, where he serves on the audit and compensation committees. Mr. Stein has served as a director and co-chairman of the audit committee of Denbury Resources Inc., a Dallas based, publicly traded, independent oil and gas company, since January 2005. He also was a principal at PricewaterhouseCoopers LLP, formerly Coopers & Lybrand LLP, from November 1986 to June 30, 2000.
       Michael E. Wiley. Mr. Wiley has served as a director since January 2005. Mr. Wiley served as Chairman of the Board and Chief Executive Officer of Baker Hughes Incorporated, an oilfield services company, from August 2000 until October 2004. He also served as President of Baker Hughes from August 2000 to February 2004. Mr. Wiley was President and Chief Operating Officer of Atlantic Richfield Company, an integrated energy company, from 1998 through May 2000. Prior to 1998, he served as Chairman, President and Chief Executive Officer of Vastar Resources, Inc., an independent oil and gas company. Mr. Wiley is a director of Spinnaker Exploration, Tesoro Corporation and Post Oak Bank, NA, a trustee of the University of Tulsa and a member of the National Petroleum Council. He also serves on the Advisory Board of Riverstone Holdings LLC.
Management Philosophy
      The Company is managed on a day-to-day basis by our team of 13 officers. William J. Barrett, our Chief Executive Officer; Fredrick J. Barrett, our Chief Operating Officer and President; J. Frank

Keller, our Executive Vice President; Thomas B. Tyree, Jr., our Chief Financial Officer; and Francis B. Barron, Senior Vice President — General Counsel, meet formally on a weekly basis and informally with other officers on a daily basis. All 13 officers of the Company meet formally on a weekly basis. Interaction among the officers is intense, candid and highly cooperative, reflecting a team-oriented management philosophy that defines the culture of our company. All of our executive officers successfully worked together, as officers and advisors, for many years with Barrett Resources and now with Bill Barrett Corporation.
       Our Chief Executive Officer, William J. Barrett, continues to actively manage the operations of our company. Our Chief Operating Officer and President, Executive Vice President, Chief Financial Officer and General Counsel report directly to Mr. William J. Barrett. Our President and Chief Operating Officer, Fredrick J. Barrett, manages the operations and exploration side of our business, which includes seven dedicated, multi-functional basin teams, as well as our Geophysics and Information Technology teams. Each of our basin teams — Wind River, Uinta, Piceance, Powder River, Williston, Tri-State and Paradox — is led by a senior manager with extensive experience in his respective region of operations. Our basin team leaders manage their regions as separate business units, with responsibility for exploration, production, land, acquisitions, capital budgeting, and other functions relevant to their respective regions, including the continuing generation of new geologic play concepts. Each team works very closely with our Operations Department, which also is managed by Fredrick J. Barrett. Our basin teams are directly accountable for the performance of their respective basins, which is measured based on production, cash flow, cost structure, exploration and development success and other factors.
       Our executive officers and board of directors view our employees as our greatest asset, and recognize the importance of identifying talented individuals and preparing them for senior management positions. An executive development plan has been formulated and implemented, which provides increasing levels of responsibility and training for those employees who could ultimately succeed to senior management positions within our company. Several individuals have been identified and are being developed as candidates for various of our executive positions. In addition to these internal candidates, the board and management, as a matter of course, monitor other individuals within as well as outside of our company.
Board of Directors
       We currently have nine directors. Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2008, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2006 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2007. The Class I directors are Messrs. Fredrick Barrett, Cornell and Wiley, the Class II directors are Messrs. Fitzgibbons, Harris and Stein, and the Class III directors are Messrs. William Barrett, Jarvis and Schreiber. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.
       In addition, our bylaws provide that the authorized number of directors, which shall constitute the entire board of directors, may be changed by a resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Committees of the Board
       Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.
       Audit Committee. As of August 1, 2005, our audit committee consisted of Messrs. Stein, Fitzgibbons and Schreiber. In January 2005, Messrs. Stein, Fitzgibbons and Schreiber were determined by the Board to be “independent” under the standards of the New York Stock Exchange and SEC regulations. In addition, the board of directors has determined that Mr. Stein is an “audit committee financial expert”, as defined under the rules of the SEC. As required by the standards of the New York Stock Exchange, the audit committee consists solely of independent directors. Our audit committee operates pursuant to a formal written charter. This committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants, our accounting practices, and the selection and performance of personnel performing our internal audit function. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements.
       Compensation Committee. As of August 1, 2005, our compensation committee consisted of Messrs. Fitzgibbons, Harris, Jarvis, and Schreiber, each of whom was determined by the Board in January 2005 to be “independent” under the standards of the New York Stock Exchange and SEC regulations. As required by the standards of the New York Stock Exchange, the compensation committee consists solely of independent directors. Our compensation committee operates pursuant to a formal written charter. This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans.
       Nominating and Corporate Governance Committee. As of August 1, 2005, our nominating and corporate governance committee consisted of Messrs. Cornell, Harris, and Jarvis, each of whom was determined by the Board in January 2005 to be “independent” under the standards of the New York Stock Exchange and SEC regulations. Our nominating and corporate governance committee operates pursuant to a formal written charter. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors, develops and oversees our internal corporate governance processes and maintains a management succession plan.
Compensation Committee Interlocks and Insider Participation
       The compensation committee consists of Messrs. Fitzgibbons, Harris, Jarvis and Schreiber, all of whom are non-employee directors. None of these individuals has ever been an officer or employee for our company. In addition, none of our executive officers serves as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or on our compensation committee.
Director Compensation
       Our directors who are not employees of the Company and who were not previously nominated by the investors in our Series B preferred stock (“Outside Directors”) receive an annual retainer of $25,000 and a meeting attendance fee of $1,000 for each board and committee meeting attended. The chair of the audit committee receives an additional annual retainer of $15,000, the chair of the compensation committee receives an additional annual retainer of $10,000, and the chairs of other committees receive an additional annual retainer of $5,000. In July 2004, our compensation committee determined that the Outside Directors should receive equity compensation under our 2004 Stock Incentive Plan with a value at the date of award or grant of approximately $80,000 per year in the form of stock options, restricted stock and/or other equity grants. In July 2004, the Compensation Committee determined that the first grant to Outside Directors would be in the form of options to purchase 10,000 shares of common stock effective upon the completion of our initial public offering with an exercise price equal to the price to the public in the initial public offering. The number of shares underlying the options was based on the estimated initial public offering price at that time. When the initial public offering price, and therefore the Black-Scholes value of the 10,000 options, increased, the Committee did not reduce the number of options granted upon the completion of the initial public offering. When Mr. Wiley was elected as an Outside Director in January 2005, the Compensation Committee approved granting him options to purchase 10,000 shares of common stock at an exercise price equal to the closing sales price on the New York Stock Exchange on the last trading day prior to his election in accordance with the 2004 Stock Incentive Plan. All these options vest 25% on each of the first four anniversaries of the date of grant, and terminate on the seventh anniversary of the date of grant. All directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. In March 2005, the compensation committee determined grants of equity compensation to new Outside Directors during 2005 would be in the form of options to purchase 10,000 shares of common stock with an exercise price equal to the fair market value of the common stock on the day before the election of the new Outside Director.

Executive Compensation and Other Information
       The following table sets forth the compensation since our inception of our chief executive officer and each of our other four most highly compensated executive officers serving as of December 31, 2004 (we refer to these five individuals, collectively, as the named executive officers) for the fiscal years ended December 31, 2004, 2003 and 2002.
Summary Compensation Table

							Long-Term
							Compensation
			Annual				Awards
			Compensation
							Securities
Name and					Other Annual		Underlying		All Other
Principal Position	Year	Salary	Bonus		Compensation		Options/SARs (#)(1)		Compensation(3)

William J. Barrett	2004	$263,755	$267,500		$—		273,954		$—
Chief Executive Officer	2003	237,500	100,000		—		—		—
	2002	181,250	75,000		118,400	(2)	231,330		—
J. Frank Keller	2004	$215,625	$125,000		$—		149,402		$8,572
Executive	2003	201,250	75,000		—		—		8,870
Vice President (4)	2002	165,625	58,000		51,800	(2)	129,889		583
Fredrick J. Barrett	2004	$199,905	$125,000		$—		109,641		$6,218
President and Chief	2003	154,700	75,000		—		—		5,768
Operating Officer (4)	2002	128,750	37,000		22,200	(2)	76,483		467
Thomas B. Tyree, Jr.	2004	$209,375	$125,000		$—		149,402		$6,575
Chief Financial Officer	2003	183,333	75,000		510,288	(5)	246,896		6,000
	2002	—	—		—		—		—
Francis B. Barron	2004	$174,762	$115,000	(6)	$24,160	(7)	50,762	(8)	$5,748
Senior Vice President —	2003	—	—		—		—		—
General Counsel; and	2002	—	—		—		—		—
Secretary

(1)	The options shown in the table as granted in 2004 include options that were exchanged when we allowed the holders of all outstanding options with an exercise price of $30.28 per share (the “Tranche A Options”), including the named executive officers, to amend those options to provide for an exercise price equal to the price to the public in our initial public offering of $25.00 in December 2004, to decrease the number of shares subject to the options and to shorten the term to December 9, 2011. Each Tranche A Option previously issued to purchase one share of common stock became an option to purchase 0.926 shares. The Tranche A Options initially were issued to Mr. Tyree in 2003, Mr. Barron in 2004 and the other named executive officers in 2002.

(2)	Consists of the difference between the purchase price for shares of common stock purchased by the named executive officer and the fair market value of those shares on the date of purchase. For additional information concerning the vesting of shares of common stock purchased by management, see “Related Party Transactions — Investments in the Company”.

(3)	Consists of 401(k) plan matching contributions.

(4)	Mr. Keller served as Chief Operating Officer until Mr. Fredrick Barrett was elected to that position effective in June 2005.

(5)	Consists of $17,648, which was the difference between the purchase price for shares of common stock purchased by Mr. Tyree and the fair market value of those shares, $300,000 for relocation expenses (including travel expenses to search for a house in Colorado, moving expenses, brokerage commissions, real estate transfer taxes and legal fees related to the sale of Mr. Tyree’s residence, and the cost of temporary housing), $15,000 for legal expenses relating to the commencement of employment (including for the negotiation of Mr. Tyree’s terms of employment with us and the terms of his separation from his previous employer), and $177,640 for the reimbursement of income taxes related to expense payments.

(6)	Includes $30,000 paid in the form of a restricted stock grant of 917 shares of common stock at $32.70 per share pursuant to our 2004 Stock Incentive Plan. These shares vest 25% on each of March 9, 2006, 2007, 2008 and 2009 if Mr. Barron continues as an employee on those dates.

(7)	Consists of the difference between the purchase price for Series B preferred stock purchased by Mr. Barron and the fair market value of those shares.

(8)	7,514 of these options were Tranche A Options and were granted on March 4, 2004. These options were exchanged for 6,958 options as described in Note (1) above. Both the initial grant and the exchanged options are included in the table.

Stock Options Granted During 2004
      The following table sets forth certain information regarding stock options granted to the named executive officers as of December 31, 2004.

	Individual Grants
						Potential Realizable
	Number of					Value at Assumed
	Securities		Percentage of			Annual Rates of Stock
	Underlying		Total Options/	Exercise		Price Appreciation for
	Options/		SARs Granted	Or Base		Option Term
	SARs		to Employees in	Price	Expiration
Name	Granted (#)(1)		Fiscal Year	($/Sh)	Date	5%($)	10%($)

William J. Barrett	273,954		25%	25.00	12/9/2011	2,789,458	6,501,107
J. Frank Keller	149,402		13%	25.00	12/9/2011	1,521,243	3,545,407
Fredrick J. Barrett	109,641		10%	25.00	12/9/2011	1,116,388	2,601,852
Thomas B. Tyree, Jr.	149,402		13%	25.00	12/9/2011	1,521,243	3,545,407
Francis B. Barron	42,692	(2)	4%	2.14-25.00	03/4/2013	326,378	781,570

(1)	The options shown in the table include options that were exchanged when we allowed the holders of our Tranche A Options with an exercise price of $30.28 per share, including the named executive officers, to amend those options to provide for an exercise price equal to the price to the public in our initial public offering of $25.00 in December 2004, to decrease the number of shares subject to the options and to shorten the term to December 9, 2011. Each Tranche A Option previously issued to purchase one share of common stock became an option to purchase 0.926 shares. The Tranche A Options initially were issued to Mr. Tyree in 2003, Mr. Barron in 2004 and the other named executive officers in 2002.

(2)	Mr. Barron received his initial grant of Tranche A Options on March 4, 2004 and these options were exchanged in December 2004 for 6,958 options as described in Note (1) above. Only the exchanged options are included in the table in order to avoid overstating the number of options held by Mr. Barron at year end and the potential realizable value of those options.
Aggregated Option Exercises During 2004
and Option Values at December 31, 2004
      The following table sets forth certain information regarding options that the named executive officers exercised during 2004 and the options that those persons held at December 31, 2004.

			Number of Securities		Value of Unexercised In-the-
	Shares		Underlying Unexercised		Money Options/SARs at
	Acquired	Value	Options/SARs at FY-End (#)		FY-End ($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

William J. Barrett	8,695	105,442	104,372	186,972	729,560	1,734,537
J. Frank Keller	4,509	56,374	59,641	98,778	416,891	912,177
Fredrick J. Barrett	2,415	42,475	35,785	78,686	250,137	668,780
Thomas B. Tyree, Jr.	55,820	107,058	39,761	193,371	277,929	3,410,499
Francis B. Barron	—	—	—	42,692	—	530,269
Employment Agreements
       Our only employment agreement with an executive officer is an agreement with Thomas B. Tyree, Jr., our Chief Financial Officer, effective February 4, 2003. The agreement provides for a base annual salary of at least $200,000 per year, subject to annual review by the board of directors, reimbursement for reasonable relocation expenses not to exceed $300,000 and legal expenses related to the commencement of his employment and for income taxes related to those expense reimbursements, plus an opportunity to participate in any programs, including cash bonus programs, made available to senior executives. Pursuant to the agreement, Mr. Tyree purchased 200,000 shares of fully vested Series B preferred stock on July 1, 2003 for $1,000,000. In addition, pursuant to the agreement, Mr. Tyree was granted on February 3, 2003 (“Date of Grant”) incentive stock options to purchase (1) up to 107,346 shares of common stock at an exercise price of $30.28 per share (the “Tranche A Options”) and (2) up to 139,550 shares of common stock at an exercise price of $0.41 per share (the “Tranche B Options”). Twenty percent of each of the Tranche A and the Tranche B options were exercisable on the Date of Grant, with an additional 20% becoming exercisable on each of the first, second, third and fourth anniversaries of the Date of Grant, if Mr. Tyree continues to be an employee on each such date. Mr. Tyree also purchased from William J. Barrett 85,877 shares of common stock at $0.21 per share on July 1, 2003, with 40% vested at purchase and an additional 20% vesting on January 31 of 2004, 2005 and 2006, which is the same vesting schedule as shares held by other members of management. Mr. Tyree’s employment agreement further provided that he would not be terminated prior to July 31, 2004 other than for cause, and if his employment agreement is terminated after July 31, 2004 without cause, he is entitled to a severance payment equal to the amount provided under any applicable severance plan. In October 2004, we agreed to allow all holders of Tranche A Options, including Mr. Tyree, to amend their Tranche A Options as described above in Note (1) to the Summary Compensation Table.
Change in Control Severance Protection Agreements
      In July 2004, our board of directors approved severance agreements for the named executive officers and other employees in the event that there is both a change in control (as defined in the agreements) of the Company and the person’s employment is terminated within one year after the change in control other than a termination for cause or without good reason, as defined in the agreement. The named executive officers are entitled to receive a severance payment equal to two times their highest cash compensation, including bonus, during any consecutive 12 month period in the three years preceding the termination. This amount is payable in a lump sum. Each named executive officer also is entitled to accelerated vesting of all unvested stock options and accelerated lapsing of all restrictions on restricted stock grants upon the occurrence of the change in control, regardless of whether the named executive officer is terminated. Each named executive officer also will receive continuation of all life, disability, accident and health insurance for 36 months after termination, or reasonably equivalent benefits, as well as outplacement services to assist in obtaining new employment. Each agreement automatically expires if a change in control has not occurred within a 10-year period, and may be renewed for successive one-year periods by written agreement of the parties.
Indemnification Agreements
      We have entered into an indemnification agreement with each of our directors and executive officers. These agreements require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified, and to cover them under any directors’ and officers’ liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and will be in addition to any other rights that the indemnitee may have under our certificate of incorporation, bylaws and applicable law.
RELATED PARTY TRANSACTIONS
       Following is a discussion of transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of preferred stock and common stock.
       Mr. Cornell, a director of the Company, is a managing director of Goldman Sachs. Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, was the sole lead arranger, administrative agent, syndication agent and a lender under our Senior Subordinated Credit and Guaranty Agreement dated September 1, 2004, or the “bridge loan”. A portion of the proceeds of our initial public offering were used to repay this bridge loan in December 2004. In management’s opinion, the terms of this agreement were at least as favorable to the Company as could be obtained from non-related sources. Goldman Sachs is an affiliate of certain investors in our Series B preferred stock, which automatically converted into common stock upon the completion of our initial public offering in December 2004. Mr. Cornell initially was elected as a director pursuant to the stockholders’ agreement and stock purchase agreement dated March 28, 2002, relating to the sale of the Series B preferred stock, pursuant to which certain affiliates of Goldman Sachs purchased a total of 14,000,000 shares of the Series B preferred stock for $5.00 per share for a total purchase price of $70,000,000, as further described below. J. Aron & Company, an affiliate of Goldman Sachs, is the counterparty to certain of the Company’s natural gas and oil hedge transactions. In management’s opinion, the swap and collar terms were provided on terms at least as favorable to the Company as could be obtained from non-related sources.
       Mr. Richard Aube, a director of the Company until May 2005, was until July 2005 a Partner of J.P. Morgan Partners LLC, a company affiliated with the lead arranger and agent for our revolving credit facility. In management’s opinion, the terms obtained through the credit facility were provided on terms at least as favorable to the Company as could be obtained from non-related sources. Affiliates of J.P. Morgan Partners have provided commercial banking and related financial services to us in the past and are expected to provide similar services in the future. Mr. Aube was elected as the J.P. Morgan Entities’ (as defined below) nominee on our board of directors pursuant to the stockholders’ agreement and Series B stock purchase agreement, relating to the sale of the Series B preferred stock, pursuant to which the J.P. Morgan Entities purchased 10,000,000 shares of the Series B preferred stock for $5.00 per share for a total purchase price of $50,000,000, as further described below. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Partners, is a counterparty to certain of the Company’s natural gas and oil hedge transactions. In management’s opinion, the swap and collar terms were provided on terms at least as favorable to the Company as could be obtained from non-related sources.
       Mr. Harris, a director of the Company, is a member and serves as a Managing Director at Warburg Pincus LLC. Mr. Harris initially was elected as a director pursuant to the stockholders’ agreement and Series B stock purchase agreement, relating to the sale of the Series B preferred stock, pursuant to which an affiliate of Warburg Pincus purchased 22,000,000 shares of Series B preferred stock for $5.00 per share for a total purchase price of $110,000,000, as further described below.
       In addition to the relationships described above, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. served as underwriters in our initial public offering, which was completed in December 2004. Goldman, Sachs & Co. and J.P. Morgan Securities, Inc. received compensation of $10.4 million and $2.9 million, respectively, in the form of commission and underwriting discounts, net of expenses, for serving as underwriters.
       Also in addition to the relationships described above, Goldman Sachs & Co. and J.P. Morgan Securities Inc. are serving as underwriters in this offering, for which they will receive the compensation described in the “Underwriting” section.
Investments in the Company
       In January 2002, the Company issued 1,800,548 shares of common stock to employees for $370,000 for the Company’s initial funding. In connection with the Series B preferred stock purchase agreement entered into in March 2002, all our stockholders prior to our initial public offering were required to become parties to a stockholders’ agreement originally entered into on March 28, 2002. The stockholders’ agreement contains provisions concerning the appointment of directors, limitations on certain corporate activities, the issuance and transfer of securities, and the vesting of shares of common stock issued to employees in January 2002. These shares are subject to vesting requirements as to the length of service with the Company (20% vests on each of January 31, 2002, 2003, 2004, 2005, and 2006, with all shares vesting upon an employee’s reaching the age of 75), which is referred to as “Time Vesting”, and also were subject to vesting requirements as to the amount of proceeds received by the Company from sales of Series B preferred stock to the investors in our Series B preferred stock, pursuant to the Series B stock purchase agreement entered into in

March 2002, which is referred to as “Dollar Vesting”. These management shares vest at the later to occur of Time Vesting and Dollar Vesting. Vesting stops upon the occurrence of a liquidation event with respect to the Company, as defined in the agreement, or the sale of the Company. Because the investors purchased all the Series B preferred stock that give rise to Dollar Vesting, the common stock acquired by employees is subject only to Time Vesting going forward. The stockholders’ agreement terminated upon the closing of our initial public offering except for the provisions concerning the vesting of the common stock issued to management and requiring transfers of shares held by parties to the agreement to be made in accordance with applicable securities laws.
       Since January 1, 2004, certain of our officers, directors, key employees and 5% stockholders have invested cash in us in excess of $60,000 in exchange for shares of our common and Series B preferred stock in a series of offerings by us. The common stock was acquired in the directed share program in connection with our initial public offering at $25.00 per share and the Series B preferred was purchased during the period from January through May 2004 for $5.00 per share. The majority of the shares of Series B preferred stock were purchased by our institutional investors pursuant to the Series B stock purchase agreement dated March 28, 2002. These shares of Series B preferred stock were issued incrementally upon the occurrence of each capital call pursuant to the Series B stock purchase agreement, including 4 million shares issued for $20 million and 2.6 million shares issued for $13 million in January and May 2004, respectively. The investors have no further obligation or right to purchase Series B preferred stock pursuant to the stock purchase agreement. The preferred stock automatically converted to common stock upon the completion of our initial public offering in December 2004.
       The following table summarizes the shares of our common stock acquired pursuant to the directed share program in our initial public offering, which is described below, and the shares of Series B preferred stock acquired from us in transactions in excess of $60,000, by our executive officers, directors and 5% stockholders and their immediate family members subsequent to January 1, 2004.

			Series B
	Common		Preferred		Total
Officers, Directors and 5% Stockholders	Stock		Stock		Consideration

William J. Barrett	32,000	(1)(2)	—		$800,000
J. Frank Keller	20,000	(1)(3)	—		500,000
Fredrick J. Barrett	27,300	(1)(4)	—		682,500
Thomas B. Tyree, Jr.	14,300		—		357,500
Robert W. Howard	—		—		—
Dominic J. Bazile II	2,600		—		65,000
Francis B. Barron	8,100		52,000	(5)	462,500
Huntington T. Walker	5,500		—		137,500
Terry R. Barrett	22,500	(1)(6)	—		562,500
Lynn Boone Henry	10,200		—		255,000
Kurt M. Reinecke	—		—		—
Wilfred R. (Roy) Roux	—		—		—
Duane J. Zavadil	5,000		—		125,000
James M. Fitzgibbons	—		—		—
Roger L. Jarvis	—		—		—
Philippe S.E. Schreiber	—		—		—
Randy Stein	—		—		—
Michael E. Wiley	—		—		—
Warburg Pincus Private Equity VIII, L.P	—		2,847,060	(7)	14,235,300
The Goldman Sachs Group, Inc.	—		1,811,762	(8)	9,058,810
The J.P. Morgan Entities	—		1,293,667	(9)	6,468,335

(1)	William J. Barrett is the father of Fredrick J. Barrett and Terry R. Barrett and the brother-in-law of J. Frank Keller. As a result of the requirements to disclose transactions by immediate family members, shares for these officers are included more than once in this table.

(2)	Mr. W. Barrett acquired 15,000 shares in the directed share program. The number included in the table for Mr. W. Barrett includes shares that also are included under J. Frank Keller, Fredrick J. Barrett, and Terry R. Barrett, as well as shares acquired by other family members.

(3)	Mr. Keller acquired 5,000 shares in the directed share program. The number included in the table for Mr. Keller includes shares that also are included under William J. Barrett.

(4)	Mr. F. Barrett acquired 1,100 shares in the directed share program. The number included in the table for Mr. F. Barrett includes shares that also are included under William J. Barrett and Terry R. Barrett, as well as shares acquired by other family members.

(5)	Includes 2,000 shares held by Mr. Barron’s minor children.

(6)	Mr. T. Barrett acquired 1,700 shares in the directed share program. The number included in the table for Mr. T. Barrett includes shares that also are included under William J. Barrett and Fredrick J. Barrett, as well as shares acquired by other family members.

(7)	One of our directors, Mr. Harris, is affiliated with Warburg Pincus Private Equity Partners VIII, L.P. You can read more about Mr. Harris’ affiliation with Warburg Pincus Private Equity VIII, L.P. under the heading “Principal and Selling Stockholders”.

(8)	The shares shown in the table are held directly or indirectly by investment partnerships affiliated with The Goldman Sachs Group, Inc., with which one of our directors, Mr. Cornell is affiliated. You can read more about Mr. Cornell’s affiliation with these entities under the heading “Principal and Selling Stockholders”.

(9)	The shares shown in the table are held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P.,

J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/ Bill Barrett A, L.P., JPMP Global Fund/ Bill Barrett, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., and JPMP Global Fund/ Bill Barrett/ Selldown, L.P.

Directed Share Program
       At our request, the underwriters reserved 600,000 shares of common stock in our initial public offering for sale under a directed share program at the initial public offering price of $25.00 per share to officers and other employees, directors, family members of officers and representatives of clients, vendors and suppliers and industry partners, all of whom were required to be natural persons and could not include venture capital firms or other entities. The number of shares of common stock purchased by our officers and directors, and their immediate family members, pursuant to the directed share program are included in the table above.
Registration Rights Agreements
          Agreement with Series B Preferred Stock Investors
       On March 28, 2002, we entered into a registration rights agreement with the holders of our Series B preferred stock who purchased 51,000,000 shares pursuant to the stock purchase agreement dated March 28, 2002. Pursuant to the registration rights agreement, we have agreed to register the transfer of the 23,370,233 shares of our common stock, which are referred to in the agreement as the “registrable securities”, they received upon conversion of their Series B preferred stock immediately prior to the completion of our initial public offering, under certain circumstances. These holders include (directly or indirectly through subsidiaries or affiliates), among others, The Goldman Sachs Group, Inc., the J.P. Morgan Entities and Warburg Pincus Private Equity VIII, L.P.
       Demand Registration Rights. Each stockholder who is the holder of (1) more than 10% of our then outstanding common stock, (2) common stock with an aggregate current market value of at least $50,000,000 or (3) stockholders holding at least 60% of the shares of common stock shall have the right to require us by written notice to register a specified number of shares in accordance with the Securities Act and the registration rights agreement. Until we are eligible to use Form S-3 for registration under the Securities Act, each qualified holder has the right to request up to two registrations. Once we are eligible to use Form S-3 for registration, each qualified holder has the right to request up to five registrations, minus any demand registration rights exercised prior to that date. Nevertheless, in no event shall more than one demand registration occur during any six-month period or within 120 days after the effective date of a registration statement, provided that no demand registration may be prohibited for that 120-day period more than once in any 12-month period.
       Piggy-back Registration Rights. We propose to file a registration statement under the Securities Act with respect to an offering of common stock (subject to certain exceptions), whether or not for our own account, then we must give at least 30 days’ notice prior to the anticipated filing date to all holders of registrable securities to allow them to include a specified number of their shares in that registration statement. We will be required to maintain the effectiveness of that registration statement until the earlier of 120 days after the effective date and the consummation of the distribution by the participating holders.
       Conditions and Limitations; Expenses. The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with a demand registration or a registration on Form S-3, regardless of whether a registration statement is filed or becomes effective.

Agreement With Bridge Lender
       In September 2004, we entered into a registration rights agreement with Goldman Sachs Credit Partners, L.P. in connection with the bridge loan we received from that lender. We agreed to register the transfer of senior subordinated exchange notes that may be issued under the bridge loan agreement if the bridge loan was not paid by September 1, 2005. We used a portion of the net proceeds of our initial public offering to repay the entire bridge loan. As a result, the registration agreement has terminated.
Management Rights Agreement
       We have entered into a management rights agreement with each of the Goldman entities, the J.P. Morgan Entities and Warburg Pincus Private Equity VIII, L.P., who purchased our Series B preferred stock pursuant to the stock purchase agreement. Under the terms of this agreement, each of these investors is entitled to (1) consult with and advise us on significant business issues, (2) examine our records, subject to customary confidentiality restrictions on the use of such information, and (3) be notified of and attend all meetings of the board in a non-voting advisory capacity and receive all materials distributed to board members. The parties to the management rights agreement do not receive compensation under the agreement. Each respective agreement will terminate upon the date on which the relevant investor owns less than five percent of our capital stock.
Regulatory Sideletter
       On March 28, 2002, we entered into a regulatory sideletter with J.P. Morgan Partners (BHCA), L.P., an affiliate of J.P. Morgan Chase & Co. and a regulated entity, which, together with related entities, holds 10.6% of our common stock. J.P. Morgan Partners (BHCA), L.P.’s affiliate was a joint-lead manager in our initial public offering. Under the terms of this sideletter, we agreed to cooperate with J.P. Morgan Partners (BHCA), L.P. in all reasonable respects to assist its regulatory compliance in connection with legal restrictions, including banking regulations, on the type and terms of its investment in our securities, including conversion to nonvoting securities. This sideletter will terminate upon the date on which J.P. Morgan Partners (BCHA), L.P. owns less than five percent of our capital stock.

PRINCIPAL AND SELLING STOCKHOLDERS
       The following table and footnotes show information as of August 1, 2005 regarding the beneficial ownership of our common stock by:

•	the selling stockholders;

•	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our named executive officers as a group.
       Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each person set forth in the table is c/o Bill Barrett Corporation, 1099 18th Street, Suite 2300, Denver, Colorado 80202.
       In calculating the number of shares beneficially owned by each person and the percentage owned by each person, we assumed that all shares issuable upon exercise of options on or prior to September 30, 2005 are exercised by that person. The total number of shares outstanding used in calculating the percentage owned assumes no exercise of options held by other persons.

						Shares Beneficially
	Shares Beneficially Owned					Owned After this
	Prior to this Offering			Number of		Offering (2)
				Shares Being
Name of Beneficial Owner	Number		Percent	Offered (1)		Number	Percent

Selling Stockholders:
The Goldman Sachs Group, Inc.	6,415,356	(3)	14.8%	2,916,666	(4)	3,515,356	8.1%
85 Broad Street New York, NY 10004
The J.P. Morgan Entities	4,582,400	(5)	10.6	2,083,334	(6)	2,482,400	5.7
1221 Avenue of the Americas Floor 39 New York, NY 10020
Other 5% Stockholders:
Warburg Pincus Private Equity VIII, L.P.	10,081,278	(7)	23.2	—		10,081,278	23.2
466 Lexington Avenue New York, NY 10017
Executive Officers and Directors:
William J. Barrett	1,107,789	(8)(16)	2.6	—		1,107,789	2.6
J. Frank Keller	416,766	(9)(16)	1.0	—		416,766	1.0
Fredrick J. Barrett	246,738	(10)(16)	*	—		246,738	*
Thomas B. Tyree, Jr.	328,993	(11)(16)	*	—		328,993	*
Francis B. Barron	31,714	(12)	*	—		31,714	*
Philippe S.E. Schreiber	48,576	(13)	*	—		48,576	*
Henry Cornell	6,415,356	(3)	14.8	2,916,666	(4)	3,515,356	8.1
Jeffrey A. Harris	10,081,278	(7)	23.2	—		10,081,278	23.2
James M. Fitzgibbons	23,585		*	—		23,585	*
Roger L. Jarvis	24,491	(14)	*	—		24,491	*
Randy Stein	500		*	—		500	*
Michael E. Wiley	2,000		*	—		2,000	*
All executive officers and directors as a group (20 persons)	19,857,105	(3)(5)(7)(8) (9)(10)(11)(12) (13)(14)(15)(16)	45.7	2,916,666	(4)	16,957,105	39.1

*	Less than 1%

(1)	Assumes that the underwriters do not exercise their option to purchase an additional 750,000 shares of common stock to cover over-allotments. If the underwriters do elect to exercise the over-allotment option, the GS Group affiliates would sell an additional 435,000 shares and the J.P. Morgan Chase affiliates would sell an additional 315,000 shares to the underwriters.

(2)	Based on an aggregate of 43,419,136 shares of common stock issued and outstanding as of August 1, 2005. Beneficial ownership of the selling stockholders does not take into account shares that may be sold by the selling stockholders in the event the underwriters’ over-allotment option is exercised.

(3)	The Goldman Sachs Group, Inc., which we refer to as GS Group, and certain affiliates, may be deemed to own beneficially and indirectly in the aggregate 6,415,356 shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is the investment manager of certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners 2000, L.P. 3,458,023 shares, (b) GS Capital Partners 2000 Offshore, L.P. 1,256,512 shares (owned indirectly through GSCP 2000 Offshore BBOG Holding, L.P.), (c) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG 144,538 shares (owned indirectly through GSCP 2000 GmbH BBOG Holding, L.P.), (d) GS Capital Partners 2000 Employee Fund, L.P. 1,098,043 shares, (e) Goldman Sachs Direct Investment Fund 2000, L.P. 229,120 shares, and (f) Stone Street Fund 2000, L.P. 229,120 shares (owned both directly and indirectly through Stone Street BBOG Holding). Our director Henry Cornell is a managing director of Goldman Sachs. Mr. Cornell, Goldman Sachs and GS Group each disclaims beneficial ownership of the shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The shares are included three times in the table under the beneficial ownership of each of Mr. Cornell, GS Group and all executive officers and directors as a group.

(4)	Affiliates of GS Group are offering an aggregate of 2,916,666 shares of common stock. The names of the GS Group affiliates and the number of shares being offered by each such entity are as follows: GS Capital Partners 2000, L.P. 1,572,149 shares; GS Capital Partners 2000 Offshore, L.P. 571,258 shares; GS Capital Partners 2000 GmbH & Co Beteiligungs KG 65,713 shares; GS Capital Partners 2000 Employee Fund, LP. 499,212 shares; Goldman Sachs Direct Investment Fund 2000, L.P. 104,167 shares; and Stone Street Fund 2000, L.P. 104,167 shares. Our director, Henry Cornell, is a managing director of Goldman Sachs and, therefore, the 2,916,666 shares being offered by the GS Group affiliates have also been included in Mr. Cornell’s beneficial ownership and under all executive officers and directors as a group.

(5)	Includes 3,382,856 shares of common stock owned by J.P. Morgan Partners (BHCA), L.P., 578,471 shares owned by J.P. Morgan Partners Global Investors, L.P., 251,691 shares owned by J.P. Morgan Partners Global Investors (Cayman), L.P., 32,660 shares owned by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 81,424 shares owned by JPMP Global Fund/ Bill Barrett A, L.P., 41,095 shares owned by JPMP Global Fund/ Bill Barrett, L.P., 101,211 shares owned by J.P. Morgan Partners Global Investors (Selldown), L.P., and 112,992 shares owned by JPMP Global Fund/ Bill Barrett/ Selldown, L.P. We refer to these partnerships as the J.P. Morgan Entities. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. and the general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/ Bill Barrett, L.P., JPMP Global Fund/ Bill Barrett A, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., and JPMP Global Fund/ Bill Barrett/ Selldown, L.P., is JPMP Global Investors, L.P. The general partner of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. is JPMP Capital Corp., a wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company. Each of JPMP Master Fund Manager, L.P., JPMP Capital Corp., JPMP Global Investors, L.P. and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by the J.P. Morgan Entities, however, the foregoing shall not be construed as an admission that such entities are the beneficial owners of the shares held by the J.P. Morgan Entities.

(6)	Affiliates of J.P. Morgan Chase are offering an aggregate of 2,083,334 shares of common stock. The names of the J.P. Morgan Chase affiliates and the number of shares being offered by each such entity are as follows: JP Morgan Partners BHCA LP 1,534,430 shares; JP Morgan Partners Global Investors Cayman II LP 14,973 shares; JP Morgan Partners Global Investors Cayman LP 115,399 shares; JP Morgan Partners Global Investors LP 265,212 shares; JP Morgan Partners Global Investors Selldown LP 45,908 shares; JPMP Global Fund Bill Barrett A LP 37,321 shares; JPMP Global Fund Bill Barrett LP 18,839 shares; and JPMP Global Fund Bill Barrett/Selldown LP 51,252 shares.

(7)	Consists of shares directly owned by Warburg Pincus Private Equity VIII, L.P., including three related limited partnerships. Warburg Pincus & Co. serves as the sole general partner of Warburg Pincus Private Equity VIII, L.P. and that limited partnership is managed by Warburg Pincus LLC. Our director, Jeffrey A. Harris, is a general partner of Warburg Pincus & Co. and a member and managing director of Warburg Pincus LLC. All shares indicated owned by Mr. Harris are included because of his affiliation with the Warburg Pincus entities. Mr. Harris disclaims beneficial ownership of all the shares of common stock held by Warburg Pincus Private Equity VIII, L.P. and its affiliates. The 10,081,278 shares are included three times in the table under the beneficial ownership of each of Mr. Harris, Warburg Pincus Private Equity VIII, L.P. and all executive officers and directors as a group.

(8)	Includes 147,858 common shares issuable upon exercise of vested options. Includes 384,676 shares owned by a limited liability limited partnership in which Mr. Barrett is the general partner.

(9)	Includes 84,029 common shares issuable upon exercise of vested options.

(10)	Includes 50,126 common shares issuable upon exercise of vested options.

(11)	Includes 59,543 common shares issuable upon exercise of vested options.

(12)	Includes 6,270 common shares issuable upon exercise of vested options. Includes 878 shares held by Mr. Barron as custodian for his minor children.

(13)	Includes 18,051 common shares issuable upon exercise of vested options. Includes 23,585 shares owned by Mr. Schreiber’s spouse.

(14)	Includes 20,198 common shares issuable upon exercise of vested options.

(15)	Includes 675,496 common shares issuable upon exercise of vested options for all directors and executive officers as a group.

(16)	109,414 of the shares of common stock held by the executive officers are subject to vesting requirements. For additional information, see “Related Party Transactions — Investments in the Company”. Also includes 2,446 shares issued as a restricted stock award to three of our officers. These shares are subject to the respective officer’s remaining an employee of the Company and vest 25% on each of March 9, 2006, 2007, 2008 and 2009.

DESCRIPTION OF CAPITAL STOCK
       The following summary of our capital stock and certificate of incorporation and bylaws is qualified in its entirety by reference to the provisions of applicable law and to the complete terms of our capital stock contained in our form of certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
       We are authorized to issue 150,000,000 shares of common stock of $.001 par value. As of August 1, 2005, there were a total of 43,419,136 shares of common stock outstanding. In addition, our board of directors has reserved 2,538,168 shares for issuance upon the exercise of options granted or that may be granted under our stock option and stock incentive plans.
       Each share of common stock is entitled to one vote on all matters presented to the holders of common stock. Except as otherwise provided in our certificate of incorporation and bylaws or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of common stock. Our certificate of incorporation and bylaws require a super-majority of the shares entitled to vote for the removal of a director or to adopt, repeal or amend certain provisions in our certificate of incorporation and bylaws. See “ — Anti-Takeover Effects of Provisions of Delaware Law, our Certificate of Incorporation and Bylaws”. Cumulative voting is not allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us. Our board of directors is authorized to issue additional shares of common stock within the limits authorized by our certificate of incorporation and without stockholder action.
Preferred Stock
       We have 75,000,000 shares of preferred stock authorized and no shares outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The relative rights and preferences that may be determined by the board of directors in its discretion from time to time, include but are not limited to the following:

•	the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

•	whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

•	the amount payable with respect to such series in the event of voluntary or involuntary liquidation; the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation; and the sinking fund provisions, if any, for the redemption or purchase of the shares of that series; and

•	the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.
       The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. Our board of directors adopted a shareholders’ rights plan that became effective upon the completion of our initial public offering, which will give the holders of our common stock the right to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.001 per share, in the event of certain unsolicited takeover activities. See “— Anti-Takeover Effects of Provisions of Delaware Law, our Certificate of Incorporation, and Bylaws — Shareholder Rights Plan”.
       Approval by the stockholders of the authorization of the preferred stock gave the board of directors the ability, without stockholder approval, to issue these shares with rights and preferences determined by the board of directors in the future. As a result, the Company may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.
Limitations on Liability and Indemnification of Officers and Directors
       Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefit.
       The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the director’s fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.
       Our bylaws also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us.
       Our bylaws also provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

•	we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements to which we are a party;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and

•	we are required to pay within 60 days reasonable amounts related to a settlement or judgment, subject to limited exceptions.
       We have also entered into indemnification agreements with each of our current directors and officers to give them additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. See “Management — Executive Officers, Directors, and Other Key Employees — Indemnification Agreements” for a description of such agreements. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.
       We currently have liability insurance for our directors and officers.
Anti-Takeover Effects of Provisions of Delaware Law, our Certificate of
Incorporation and Bylaws
General
       Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.
Classified Board
       Our certificate of incorporation and bylaws provide that our board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and bylaws also provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.
Filling Board of Directors Vacancies; Removal
       Our bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our certificate of incorporation and bylaws provide, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only by a super-majority vote and for cause. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.
No Stockholder Action by Written Consent
       Our certificate of incorporation and bylaws preclude stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.
Call of Special Meetings
       Our bylaws provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.
Advanced Notice Requirements for Stockholder Proposals and Director Nominations
       Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received by our corporate secretary at our principal executive offices no later than the 60th day or earlier than the 90th day before the first anniversary of the preceding year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the 90th day before the annual meeting or the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
No Cumulative Voting
       The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
Authorized but Unissued Shares
       Our certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.
Shareholder Rights Plan
       Our board of directors has adopted a shareholder rights plan that became effective upon the closing of our initial public offering in December 2004. Generally, shareholder rights plans are designed to encourage potential acquirers to negotiate directly with the company’s stockholders’ elected board, which is in the best position to negotiate on behalf of all stockholders, evaluate the adequacy of any potential offer and protect stockholders against unfair and abusive takeover tactics. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among the company’s stockholders. Because a shareholder rights plan can be an effective tool in a hostile takeover attempt, we believe the adoption of such a plan is appropriately within the scope of our responsibilities. Our board of directors has approved a shareholder rights plan designed to prevent any potential acquirer from obtaining control of us without negotiating the terms of the transaction with our board of directors.
       Under our shareholder rights plan, among other things, in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock, holders of our common stock will have been granted the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at an expected price of $150 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The plan provides exceptions for acquisitions of up to an additional 1% of our common stock by existing stockholders who held at least 15% of our stock at the time of the approval of the plan. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors.
       Although the shareholder rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the shareholder rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our shareholder rights plan, the plan may have the effect of preserving incumbent directors and management in office or preventing acquisitions of the company. The shareholder rights plan will expire on June 30, 2014 unless extended by the Company or unless sooner redeemed or exchanged by the Company.
Delaware Business Opportunity Statute
       As permitted by Section 122(17) of the Delaware General Corporation Law, our certificate of incorporation provides that the Company renounces any interest or expectancy in any business opportunity or transaction involving the oil or natural gas business in which any of the original institutional investors in the Company participate, or seek to participate. Our institutional investor stockholders required this provision in connection with their entering into the Series B preferred stock purchase agreement because they may have other investments in entities that conduct operations in the oil and natural gas industry.
Certificate of Incorporation and Bylaws
       Pursuant to Delaware General Corporation Law and our certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be adopted, repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.
       Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws provide that our bylaws can be amended by either our board of directors or the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.
Delaware Anti-Takeover Statute
       We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder”. A “business combination” includes a merger or sale of 10% or more of our assets. However, the above provisions of Section 203 do not apply if (1) our board approves the transaction; (2) after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder”, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors and certain employee benefit plans; or (3) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the “interested stockholder”. This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.
Transfer Agent and Registrar
       The transfer agent and registrar for our common stock is Mellon Investor Services LLC.
Stockholders’ Agreement
       Prior to our initial public offering, our stockholders were parties to a stockholders’ agreement originally entered into on March 28, 2002. The stockholders’ agreement contained provisions concerning the appointment of directors, limitations on certain corporate activities, the issuance and transfer of securities, and the vesting of shares of common stock issued to certain members of management in January 2002. The stockholders’ agreement terminated upon the closing of our initial public offering on December 15, 2004 except for the provisions concerning the vesting of the common stock issued to management, which are described in the following paragraph.
       The 1,800,548 shares of common stock acquired by members of management in January 2002 are subject to vesting requirements as to the length of service with the Company (20% vests each of January 31, 2002, 2003, 2004, 2005, and 2006, with all shares vesting upon an employee’s reaching the age of 75), which is referred to in the agreement as “Time Vesting”, and also are subject to vesting requirements as to the amount of proceeds received by the Company from sales of Series B preferred stock to the investors in our Series B preferred stock, pursuant to the Series B stock purchase agreement which is referred to in the agreement as “Dollar Vesting”. These management shares vest at the later to occur of Time Vesting and Dollar Vesting. Vesting stops upon the occurrence of a liquidation event with respect to the Company, as defined in the agreement, or the sale of the Company. Because the investors have purchased all the Series B preferred stock that give rise to Dollar Vesting, the common stock acquired by management is subject only to Time Vesting going forward.
Registration Rights
       In 2002, we entered into a registration rights agreement with certain of the holders of our Series B preferred stock. Pursuant to this agreement, certain holders of the shares of common stock issued upon the conversion of the preferred stock can require us to register their shares in certain circumstances. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions. The registration statement of which this prospectus is a part was filed by the Company pursuant to a demand registration requested by one of the selling stockholders pursuant to the registration rights agreement. For more information on the terms of the registration rights agreement, see “Related Party Transactions — Registration Rights Agreement”.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS
       The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.
       For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

•	its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
       This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a “U.S. expatriate,” “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” “insurance company,” “tax-exempt organization,” “financial institution” or “broker or dealer in securities”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
       If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.
       If you are considering the purchase of our common stock, you are urged to consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.
Dividends
       Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
       A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.
       A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
       A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.
       We believe we currently are, and anticipate remaining, a “U.S. real property holding corporation” for United States federal income tax purposes. As long as we are a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.
Federal Estate Tax
       Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
       We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code, or such holder otherwise establishes an exemption.
       Payment of the proceeds of a sale of our common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if the broker is, for U.S. federal income tax purposes, a United States person, a “controlled foreign corporation,” a foreign person 50% or more of whose gross income from a specified period is effectively connected with a trade or business with the U.S., or a foreign partnership with various connections with the U.S., information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that you are a non- U.S. holder and certain other conditions are met, or you otherwise establish an exemption.
       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING
       The selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Citigroup Global Markets, Inc.
Credit Suisse First Boston LLC
Lehman Brothers Inc.
Petrie Parkman & Co., Inc.
First Albany Capital Inc.
Howard Weil Incorporated
Simmons & Company International

Total	5,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.
       Bill Barrett Corporation, its executive officers, directors and certain of its stockholders, and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Bill Barrett Corporation’s common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except for certain dispositions or with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.
       The 90-day restricted period described in the preceding paragraph may be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
       The common stock is listed on the New York Stock Exchange under the symbol “BBG”.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Bill Barrett Corporation’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Bill Barrett Corporation and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.
       Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.
       The underwriters will not execute sales in discretionary accounts without the prior, specific written approval of the customer.

       Bill Barrett Corporation estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000 and are payable by Bill Barrett Corporation.
       Bill Barrett Corporation and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, hedging and investment banking services for the company, for which they received or will receive customary fees and expenses. J.P. Morgan Securities Inc. is the sole lead arranger and sole book runner under our revolving credit facility. JPMorgan Chase Bank is the administration agent and a lender under our revolving credit facility and is affiliated with one of our stockholders and one of the underwriters of this offering. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., was the sole lead arranger, administrative agent, syndication agent and a lender under our bridge loan.
LEGAL MATTERS
       The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Patton Boggs LLP. Francis B. Barron, Esq., our Senior Vice President — General Counsel, will pass upon other legal matters related to the Company and the securities in connection with the offering for us. In addition, certain legal matters will be passed upon for the selling stockholders by Patton Boggs LLP. Vinson & Elkins L.L.P. will pass upon certain legal matters in connection with this offering for the underwriters. Attorneys at Patton Boggs LLP collectively own approximately 28,140 shares of our common stock, and Mr. Barron owns 25,444 shares of common stock and options to acquire 42,692 shares of our common stock.
EXPERTS
       The Bill Barrett Corporation consolidated financial statements as of December 31, 2003 and 2004 and for the period January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 included in this prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
       Information included in this prospectus regarding our estimated quantities of natural gas and oil reserves were prepared by us. Our reserve estimates were reviewed in part by Ryder Scott Company, L.P., and Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their respective review reports with respect thereto. The review reports of Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. for our reserves as of December 31, 2004 are attached hereto as Appendices B and C, respectively, in reliance upon the authority of said firms as experts with respect to the matters covered by their reports and the giving of their reports.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares of common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules filed as a part of the registration statement. We are subject to the informational requirements of the Exchange Act and in accordance therewith, file reports and other information with the SEC. The registration statement, and such reports and other information, may be inspected without charge at the public reference facility maintained by the SEC located at 100 F Street, N.E., Washington, D.C., 20549. Copies of such materials, including of all or any portion of the registration statement, may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington D.C. 20549, or by calling the SEC at 1-800-SEC-0330, at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as us, that make electronic filings with the SEC.

FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Bill Barrett Corporation
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets, December 31, 2003 and 2004 and June 30, 2005 (unaudited)	F-3
 Consolidated Statements of Operations, for the period January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 (as restated) and 2005 (unaudited)
F-4
 Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, for the period January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2005 (unaudited)
F-5
 Consolidated Statements of Cash Flows, for the period January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 (as restated) and 2005 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Bill Barrett Corporation
Denver, Colorado
       We have audited the accompanying consolidated balance sheets of Bill Barrett Corporation and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the period January 7, 2002 (inception) through December 31, 2002, and each of the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bill Barrett Corporation and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the period January 7, 2002 (inception) through December 31, 2002, and each of the years ended December 31, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America.
       As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2004 with the implementation of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”.
Deloitte & Touche LLP
Denver, Colorado
March 9, 2005

BILL BARRETT CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of
			June 30,
	2003	2004	2005

			(unaudited)
	(In thousands, except share and per
	share data)
Assets:
Current Assets:
Cash and cash equivalents	$16,034	$99,926	$35,699
Accounts receivable	15,347	31,149	25,748
Prepayments and other current assets	1,681	4,625	4,975
Deferred income taxes	2,585	2,190	6,805

Total current assets	35,647	137,890	73,227
Property and Equipment — At cost, successful efforts method for oil and gas properties:
Proved oil and gas properties	291,602	517,210	630,935
Unevaluated oil and gas properties, excluded from amortization	56,345	137,605	162,383
Furniture, equipment and other	2,864	4,964	6,347

	350,811	659,779	799,665
Accumulated depreciation, depletion, amortization and impairment	(41,352)	(107,614)	(182,433)

Total property and equipment, net	309,459	552,165	617,232
Deferred Income Taxes	2,300	3,081	12,029
Deferred Financing Costs and Other Assets	363	3,022	2,428

Total	$347,769	$696,158	$704,916

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable and accrued liabilities	$29,577	$37,392	$39,953
Amounts payable to oil and gas property owners	1,940	5,390	6,866
Production taxes payable	7,653	15,437	23,043
Derivative liability and other	6,986	3,887	16,899

Total current liabilities	46,156	62,106	86,761
Note Payable to Bank	57,000	—	—
Asset Retirement Obligations	4,297	11,806	13,144
Convertible Note Payable	1,900	—	—
Other Noncurrent Liabilities	90	2,514	8,130
Stockholders’ Equity:
Convertible preferred stock, $0.001 par value:
Series A, 6,900,000 shares authorized; 6,258,994 shares issued and outstanding with a liquidation preference of $28,000 as of December 31, 2003; zero issued and outstanding as of December 31, 2004 and June 30, 2005 (unaudited)	6	—	—
Series B, 52,185,000 shares authorized; 45,145,700 shares issued and outstanding with a liquidation preference of $242,841 as of December 31, 2003; zero issued and outstanding as of December 31, 2004 and June 30, 2005 (unaudited)	45	—	—
Common stock, $0.001 par value; authorized 150,000,000 shares; 1,857,477 and 43,323,270 shares issued at December 31, 2003 and 2004, respectively, with 750,228 and 283,887 shares subject to restrictions, respectively; 43,397,123 shares issued at June 30, 2005 with 157,602 shares subject to restrictions (unaudited)	9	43	43
Additional paid-in capital	251,633	709,578	711,326
Accumulated deficit	(8,966)	(86,320)	(99,137)
Accumulated other comprehensive loss	(4,401)	(3,569)	(15,351)

Total stockholders’ equity	238,326	619,732	596,881

Total	$347,769	$696,158	$704,916

See notes to consolidated financial statements.

BILL BARRETT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months Ended
	through	December 31,		June 30,
	December 31,
	2002	2003	2004	2004*	2005

				(unaudited)
	(in thousands, except per share amounts)
Revenues:
Oil and gas production	$16,007	$75,252	$165,843	$76,442	$104,647
Other	74	184	4,137	2,398	1,708

Total revenues	16,081	75,436	169,980	78,840	106,355
Operating Expenses:
Lease operating expense	2,231	8,462	14,592	7,187	8,894
Gathering and transportation expense	229	3,646	5,968	2,491	5,604
Production tax expense	2,021	9,815	20,087	9,565	13,029
Exploration expense	1,592	3,655	12,661	2,813	2,665
Impairment, dry hole costs and abandonment expense	—	4,274	24,011	281	43,675
Depreciation, depletion and amortization	9,162	30,724	68,202	31,002	38,954
General and administrative	6,798	17,850	21,092	10,808	13,033

Total operating expenses	22,033	78,426	166,613	64,147	125,854

Operating (loss) income	(5,952)	(2,990)	3,367	14,693	(19,499)
Other Income and Expense:
Interest income	303	123	437	128	1,041
Interest expense	(65)	(1,431)	(9,945)	(1,383)	(1,002)
Loss on sales of securities	(1,465)	—	—	—	—

Total other income and expense	(1,227)	(1,308)	(9,508)	(1,255)	39

Income (Loss) before Income Taxes	(7,179)	(4,298)	(6,141)	13,438	(19,460)
Benefit from (Provision for) Income Taxes	2,164	320	875	(5,666)	6,643

Net Income (Loss) from Continuing Operations	(5,015)	(3,978)	(5,266)	7,772	(12,817)
Income from Discontinued Operations — Net of taxes of $16	27	—	—	—	—

Net Income (Loss)	(4,988)	(3,978)	(5,266)	7,772	(12,817)
Less deemed dividends on preferred stock	—	—	(36,343)	—	—
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(18,633)	(9,338)	—

Net loss attributable to common stock	$(9,418)	$(16,660)	$(60,242)	$(1,566)	$(12,817)

Net Income (Loss) Per Common Share:
Basic
Loss Per Common Share from Continuing Operations	$(18.07)	$(19.38)	$(15.40)	$(1.18)	$(0.30)
Discontinued Operations Per Common Share	0.05	—	—	—	—

Net Loss Per Common Share	$(18.02)	$(19.38)	$(15.40)	$(1.18)	$(0.30)

Diluted
Loss Per Common Share from Continuing Operations	$(18.07)	$(19.38)	$(15.40)	$(1.18)	$(0.30)
Discontinued Operations Per Common Share	0.05	—	—	—	—

Net Loss Per Common Share	$(18.02)	$(19.38)	$(15.40)	$(1.18)	$(0.30)

*	As Restated. See Note 16.
See notes to consolidated financial statements.

BILL BARRETT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Period from January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, and for the six months ended June 30,
2005 (unaudited)

					Accumulated
	Convertible		Additional		Other	Total
	Preferred	Common	Paid-In	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Stock	Stock	Capital	Deficit	Loss	Equity	(Loss) Income

	(In thousands)
Balance — January 7, 2002 (inception)	$—	$—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock for cash and marketable securities	6	—	25,594	—	—	25,600	$—
Tax effect of issuance of Series A convertible preferred stock in exchange for marketable securities	—	—	(996)	—	—	(996)	—
Issuance of Series B convertible preferred stock for cash	21	—	105,479	—	—	105,500	—
Issuance of restricted common stock for cash	—	8	362	—	—	370	—
Offering costs paid on issuance of Series A and Series B convertible preferred stock	—	—	(3,985)	—	—	(3,985)	—
Tax effect of certain offering costs	—	—	827	—	—	827	—
Issuance of Series A convertible preferred stock for acquisition of mineral leasehold interests	—	—	500	—	—	500	—
Stock-based compensation	—	—	1,322	—	—	1,322	—
Comprehensive loss:
Net loss	—	—	—	(4,988)	—	(4,988)	(4,988)
Effect of derivative financial Instruments, net of tax	—	—	—	—	(348)	(348)	(348)

Total comprehensive loss							$(5,336)

Balance — December 31, 2002	$27	$8	$129,103	$(4,988)	$(348)	$123,802
Issuance of Series B convertible preferred stock for cash	24	—	118,952	—	—	118,976	$—
Offering costs paid on issuance of Series B convertible preferred stock	—	—	(1,335)	—	—	(1,335)	—
Issuance of Series B convertible preferred stock for acquisition of mineral leasehold interests	—	—	1,253	—	—	1,253	—
Exercise of options	—	1	23	—	—	24	—
Stock-based compensation	—	—	3,637	—	—	3,637	—
Comprehensive loss:
Net loss	—	—	—	(3,978)	—	(3,978)	(3,978)
Effect of derivative financial instruments, net of tax	—	—	—	—	(4,053)	(4,053)	(4,053)

Total comprehensive loss							$(8,031)

Balance — December 31, 2003	$51	$9	$251,633	$(8,966)	$(4,401)	$238,326
Issuance of Series B convertible preferred stock for cash	7	—	33,723	—	—	33,730	$—
Exercise of options	—	—	52	—	—	52	—
Issuance of Series B convertible preferred stock for acquisition of mineral leasehold interests	—	—	322	—	—	322	—
Cancellation of Series A convertible preferred stock	—	—	(500)	—	—	(500)	—
Reverse stock split: 1-for-4.658	—	(7)	7	—	—	—	—
Proceeds from initial public offering (net of underwriters’ discount of $26,445)	—	15	347,290	—	—	347,305	—
Conversion of convertible note payable into common stock	—	—	1,900	—	—	1,900	—
Conversion of issued and outstanding Series A convertible preferred stock into common stock upon initial public offering	(6)	2	4	—	—	—	—
Conversion of issued and outstanding Series B convertible preferred stock into common stock upon initial public offering	(52)	24	28	—	—	—	—
Recognition of 7% cumulative dividend on Series B convertible stock in common stock	—	—	35,745	(35,745)	—	—	—
Recognition of deemed dividends related to the conversion of Series B convertible stock into common stock upon initial public offering	—	—	36,343	(36,343)	—	—	—
Stock-based compensation	—	—	3,031	—	—	286	—
Comprehensive (loss) income:
Net loss	—	—	—	(5,266)	—	(5,266)	(5,266)
Effect of derivative financial instruments, net of tax	—	—	—	—	832	832	832

Total comprehensive loss							$(4,434)

Balance — December 31, 2004	$—	$43	$709,578	$(86,320)	$(3,569)	$619,732
Exercise of options (unaudited)	—	—	290	—	—	290	$—
Stock-based compensation (unaudited)	—	—	1,478	—	—	1,478	—
Other (unaudited)	—	—	(20)	—	—	(20)	—
Comprehensive loss (unaudited):
Net loss (unaudited)	—	—	—	(12,817)	—	(12,817)	(12,817)
Effect of derivative financial instruments, net of tax (unaudited)	—	—	—	—	(11,782)	(11,782)	(11,782)

Total comprehensive loss (unaudited)							$(24,599)

Balance — June 30, 2005 (unaudited)	$—	$43	$711,326	$(99,137)	$(15,351)	$596,881

See notes to consolidated financial statements.

BILL BARRETT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months Ended
	through	December 31,		June 30,
	December 31,
	2002	2003	2004	2004*	2005

				(unaudited)
	(In thousands)
Operating Activities:
Net Income (Loss)	$(4,988)	$(3,978)	$(5,266)	$7,772	$(12,817)
Adjustments to reconcile to net cash provided by operations:
Depreciation, depletion and amortization	9,162	30,724	68,202	31,002	38,954
Deferred income taxes	(2,164)	(320)	(875)	5,666	(6,643)
Impairments, dry hole costs and abandonment expense	—	4,274	24,011	281	43,675
Loss on sale of securities	1,465	—	—	—	—
Stock compensation and other non-cash charges	1,365	3,684	3,071	2,319	1,405
Amortization of deferred financing costs	6	148	4,409	207	563
Gain on sale of properties	—	—	(3,729)	(2,335)	(1,465)
Change in current assets and liabilities:
Accounts receivable	(4,042)	(9,272)	(15,802)	(6,476)	5,401
Prepayments and other current assets	(551)	(803)	(2,037)	(1,398)	(370)
Accounts payable, accrued and other liabilities	2,110	3,490	3,664	(1,817)	(3,112)
Amounts payable to oil and gas property owners	287	1,314	3,450	1,404	1,476
Production taxes payable	1,229	4,612	7,784	6,221	7,606

Net cash provided by operating activities	3,879	33,873	86,882	42,846	74,673
Investing Activities:
Additions to oil and gas properties, including acquisitions	(159,659)	(173,246)	(327,430)	(80,553)	(144,315)
Additions of furniture, equipment and other	(998)	(1,823)	(2,141)	(914)	(1,405)
Proceeds from sale of properties	—	11,878	8,811	7,206	6,580
Proceeds from sale of short-term investments	1,467	—	—	—	—

Net cash used in investing activities	(159,190)	(163,191)	(320,760)	(74,261)	(139,140)
Financing Activities:
Proceeds from debt	35,419	110,000	288,000	45,000	—
Principal payments on debt	(419)	(88,000)	(345,000)	(37,000)	—
Proceeds from issuance of convertible note payable	1,900	—	—	—	—
Proceeds from sale of common and preferred stock	128,538	119,000	33,782	33,760	290
Proceeds from initial public offering	—	—	373,750	—	—
Offering costs	(3,985)	(1,335)	(26,384)	—	(84)
Deferred financing costs and other	(429)	(26)	(6,378)	(1,554)	34

Net cash provided by financing activities	161,024	139,639	317,770	40,206	240

Increase (Decrease) in Cash and Cash Equivalents	5,713	10,321	83,892	8,791	(64,227)
Beginning Cash and Cash Equivalents	—	5,713	16,034	16,034	99,926

Ending Cash and Cash Equivalents	$5,713	$16,034	$99,926	$24,825	$35,699

*	As Restated. See Note 16.
See notes to consolidated financial statements.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period from January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and for
the six months ended June 30, 2005 (unaudited)

1.	Organization
      Bill Barrett Corporation, a Delaware corporation, is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and crude oil. Since its inception on January 7, 2002, Bill Barrett Corporation has conducted its activities principally in the Rocky Mountain region of the United States.

2.	Summary of Significant Accounting Policies
      Unaudited Periods. The financial information with respect to the six months ended June 30, 2004 and 2005 is unaudited. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for the periods presented. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.
      Basis of Presentation. The accompanying consolidated financial statements include the accounts of Bill Barrett Corporation and its wholly-owned subsidiaries (collectively, the “Company”, “we”, “us” or “our”). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated.
      Use of Estimates. Preparation of the Company’s financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.
      Cash Equivalents. The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.
      Oil and Gas Properties. The Company’s oil and gas exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. Generally, if an exploratory well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense and included within cash flows from investing activities in the Consolidated Statements of Cash Flows pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. The costs of development wells are capitalized whether productive or nonproductive. Oil and gas lease acquisition costs are also capitalized. Interest cost is capitalized as a component of property cost for exploration and development projects that require greater than six months to be readied for their intended use. To date, the Company has not capitalized any interest expense.
      Other exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Maintenance and repairs are charged to expense, and renewals and betterments are capitalized to the appropriate property and equipment accounts. During 2004, the Company recorded impairment expense of $516,000 related to evaluated properties.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unevaluated properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense. If the unevaluated properties are subsequently determined to be productive, the related costs are transferred to proved oil and gas properties. Proceeds from sales of partial interests in unproved leases are accounted for as a recovery of cost without recognizing any gain or loss. During 2003, the Company recorded impairment expense of $1,795,000 related to unevaluated properties.
      The following table sets forth the net capitalized costs and associated accumulated depreciation, depletion and amortization, including impairments, relating to the Company’s natural gas and oil producing activities are summarized as follows (in thousands):

	As of December 31,			As of
				June 30,
	2002	2003	2004	2005

Proved properties	$123,893	$163,685	$258,387	$270,391
Wells and related equipment and facilities	7,726	119,134	216,335	299,924
Support equipment and facilities	1,762	8,694	38,890	53,258
Materials and supplies	—	89	3,598	7,362

Total proved oil and gas properties	133,381	291,602	517,210	630,935
Accumulated depreciation, depletion, amortization and impairment	(8,896)	(40,027)	(105,633)	(179,686)

Total proved oil and gas properties, net	$124,485	$251,575	$411,577	$451,249

Unevaluated properties	$15,430	$40,877	$97,099	$95,904
Wells and equipment in progress	4,390	15,468	40,506	66,479

Total unevaluated oil and gas properties, excluded from amortization	$19,820	$56,345	$137,605	$162,383

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects the net changes in capitalized exploratory well costs for the period January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2005.

	For the
	Period from
	Inception
	(January 7,	Year Ended
	2002) to	December 31,
	December 31,			As of June 30,
	2002	2003	2004	2005

				(unaudited)
		(in thousands)
Beginning of period	$—	$2,825	$310	$19,940
Additions to capitalized exploratory well costs pending the determination of proved reserves	4,058	37,801	85,445	81,649
Reclassifications to wells, facilities and equipment based on the determination of proved reserves	(1,233)	(38,103)	(42,788)	(41,761)
Exploratory well costs charged to impairment, dry hole costs and abandonment expense	—	(2,213)	(23,027)	(6,444)

End of period	$2,825	$310	$19,940	$53,384

      The Company reviews its proved oil and gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value may have occurred. The Company estimates the expected undiscounted future cash flows of its oil and gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.
      During the quarter ended June 30, 2005 (unaudited), the Company recognized non-cash impairment charges of $36.3 million related to its proved oil and gas properties in the Wind River Basin. This was primarily a result of production from existing and recently drilled infill wells in the Cooper Reservoir field declining more rapidly than anticipated as a result of encountering depleted sands. Additionally, in the Talon field, production from exploratory wells was at a rate that did not justify the capital investment in those wells. The carrying amount of these properties was adjusted to fair value, which was determined based upon the present value of future cash flows, net of operating and development costs, discounted at various rates consistent with current market conditions at which similar types of properties are being traded.
      The provision for depreciation, depletion and amortization (“DD&A”) of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Oil is converted to natural gas equivalents, Mcfe, at the rate of one barrel to six Mcf. Taken into consideration in the calculation of DD&A are estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Furniture, Equipment and Other. Land and other office and field equipment are recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are expensed when incurred. Depreciation of other property and equipment is computed using the straight-line method over their estimated useful lives, all of which are currently estimated to be three years. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.
      Environmental Liabilities. Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2003 and 2004, the Company has not accrued for nor been fined or cited for any environmental violations, which would have a material adverse effect upon capital expenditures, operating results or the competitive position of the Company.
      Revenue Recognition. The Company records revenues from the sales of natural gas and crude oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.
      The Company may have an interest with other producers in certain properties, in which case the Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. In addition, the Company records revenue for its share of gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company also reduces revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company’s remaining over-and under-produced gas balancing positions are considered in the Company’s proved oil and gas reserves. Gas imbalances at December 31, 2003 and 2004 were not significant.
      Comprehensive (Loss) Income. Comprehensive (loss) income consists of net (loss) income and the effective component of derivative instruments classified as cash flow hedges. Comprehensive (loss) income is presented net of income taxes in the Consolidated Statements of Stockholders’ Equity.
      Derivative Instruments and Hedging Activities. The Company periodically uses derivative financial instruments to achieve a more predictable cash flow from its gas and oil production by reducing its exposure to price fluctuations.
      The Company accounts for such activities pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the Consolidated Balance Sheets as assets or liabilities.
      The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Hedge effectiveness is assessed quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in earnings.
      The Company may utilize derivative financial instruments which have not been designated as hedges under SFAS No. 133 even though they protect the Company from changes in commodity prices. These instruments are marked to market with the resulting changes in fair value recorded in earnings.
      Deferred Financing Costs. Costs incurred in connection with the execution of the Company’s credit facility and bridge loan have been capitalized and are amortized over the life of the facilities.
      Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying currently enacted tax rates.
      Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. We early adopted the provisions of the new standard effective October 1, 2004. Prior to the adoption of SFAS No. 123R, we used the intrinsic value method in accordance with APB Opinion No. 25 and the disclosure provisions of SFAS No. 123.
      For awards granted while we were a nonpublic company (those granted prior to April 16, 2004, which date is defined by SFAS No. 123R as the date that the Company made a filing with a regulatory agency in preparation for the sale of equity securities in a public market), we adopted SFAS No. 123R using the prospective transition method. Under the prospective transition method, we continue to account for the portion of the awards outstanding using the minimum value method described under SFAS No. 123. Accordingly, zero compensation expense was recorded upon adoption of SFAS No. 123R for those awards.
      For awards granted after we were a public company (those granted subsequent to April 16, 2004 as defined in SFAS No. 123R), we adopted SFAS No. 123R using the modified prospective application effective October 1, 2004, whereby as of that date we began applying the provisions of SFAS No. 123R to new awards and to awards modified, repurchased, or cancelled after October 1, 2004. We recognized share-based employee compensation cost based on the historical grant-date fair value as computed under SFAS No. 123 on October 1, 2004 for the portion of awards previously issued and for which the requisite service had not yet been rendered.
      The Company recognized an additional $6,000 in non-cash stock-based compensation expense for the year ended December 31, 2004 and an ending balance of $58,000 in deferred compensation at December 31, 2004 as a result of the transition of awards that were granted after we were

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
considered a public company from APB No. 25 to SFAS No. 123R using the modified prospective method. New awards granted subsequent to the adoption of SFAS No. 123R resulted in $146,000 of non-cash stock-based compensation expense for the year ended December 31, 2004 and an ending balance of $6.9 million in deferred compensation as of December 31, 2004. The total effect of applying the provisions of SFAS No. 123R is indicated below:

Year Ended
December 31, 2004
Increase (Decrease)

(in thousands, except
per share data)
Loss from Continuing Operations	$(152)
Loss before Income Taxes	(152)
Net Loss	(152)
Cash Flow from Operations	—
Cash Flow from Financing Activities	—
Basic Loss per Common Share	$(0.04)
Diluted Loss per Common Share	$(0.04)
      The following table illustrates the pro forma effect on net income and loss per share if compensation costs had been determined based upon the fair value at the grant dates in accordance with SFAS No. 123 for stock option grants issued after we were considered a public

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
company on April 16, 2004, as defined by SFAS No. 123, but before adoption of SFAS No. 123R on October 1, 2004:

	Period from
	January 7, 2002
	(inception)	Year Ended
	through	December 31,
	December 31,
	2002	2003	2004

	(In thousands, except per share
	amounts)
Net loss, as reported	n/a	n/a	$(5,266)
Add stock-based compensation included in reported net loss, net of related tax effects	n/a	n/a	3,003
Deduct stock-based compensation expense determined under fair value method, net of related tax effects	n/a	n/a	(3,016)

Pro forma net loss	n/a	n/a	(5,279)
Less cumulative and deemed dividends on preferred stock	n/a	n/a	(54,975)

Pro forma loss attributable to common stock	n/a	n/a	$(60,254)

Basic loss per share:
As reported	n/a	n/a	$(15.40)
Pro forma	n/a	n/a	$(15.40)
Diluted loss per share:
As reported	n/a	n/a	$(15.40)
Pro forma	n/a	n/a	$(15.40)
      The Company continues to account for certain stock options under the original provisions of APB No. 25 as those options were issued prior to April 16, 2004, when we were considered a nonpublic entity as defined by SFAS No. 123R. As those options were accounted for under the minimum-value method, the calculated fair value is not comparable to those options issued subsequent to April 16, 2004, in which a fair-value-based method was then used. Therefore, pro forma disclosures for stock options granted while we were a nonpublic company accounted for using the minimum-value method have not been included pursuant to SFAS No. 123R.
      During the six months ended June 30, 2005 (unaudited), the Company granted 169,500 options to purchase shares of common stock with a weighted average exercise price of $30.18 per share and 5,352 nonvested equity shares of common stock. Included within general and administrative expense is non-cash stock based compensation related to option and nonvested equity share awards of $2.2 million and $1.5 million for the six months ended June 30, 2004 and 2005 (unaudited), respectively, and $1.0 million for the three months ended June 30, 2004 and 2005 (unaudited), respectively.
      Earnings Per Share. Basic net loss per common share of stock is calculated by dividing net loss attributable to common stock by the weighted-average of vested common shares outstanding during each period. Diluted net loss attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted-average of common shares outstanding and other dilutive securities.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Net loss attributable to common stock is calculated by reducing net (loss) income by dividends earned on preferred securities. Series B preferred dividends, whether or not declared or paid, are considered earned for these calculations. The Series A and Series B preferred stock, the convertible note, the issued common shares subject to restrictions and outstanding options, have not been included in the computation of earnings per share for the period from January 7, 2002 (inception) through December 31, 2002, the years ended December 31, 2003 and 2004 and the six months ended June 30, 2004 and 2005, as their inclusion would have been anti-dilutive.
       The Emerging Issues Task Force, (“EITF”), has issued EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 “Earnings Per Share”, (“EITF 03-6”). We adopted EITF 03-6 as of January 1, 2004, and applied it retroactively, but the implementation had no effect in all prior periods. EITF 03-6 provides guidance for the computation of earnings per share using the two-class method for enterprises with participating securities or multiple classes of common stock as required by SFAS No. 128. The two-class method allocates undistributed earnings to each class of common stock and participating securities for the purpose of computing basic earnings per share. However, upon completion of our Initial Public Offering on December 15, 2004, all outstanding preferred securities were converted into common stock and, thus, we were not required to apply the two-class method for the year ended December 31, 2004. The weighted-average common shares outstanding reflect the reverse split that occurred in conjunction with our initial public offering. For the year ended December 31, 2004, we have included the deemed dividends previously measured related to issuance of preferred securities and their beneficial conversion in the calculation to determine net loss attributable to common stock because the contingency related to the conversion has been resolved due to the completion of the initial public offering.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The following table sets forth the calculation of basic and diluted earnings per share:

	For the
	Period from
	inception
	(January 7,	Year Ended		Six Months Ended
	2002) to	December 31,		June 30,
	December 31,
	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands except per share amounts)
Income (loss) from continuing operations	$(5,015)	$(3,978)	$(5,266)	$7,772	$(12,817)
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(18,633)	(9,338)	n/a
Less deemed dividends on preferred stock	—	—	(36,343)	n/a	n/a

Loss from continuing operations to be allocated	(9,445)	(16,660)	(60,242)	(1,566)	(12,817)
Income from discontinued operations	27	—	—	—	—
Less allocation of undistributed earnings to participating preferred stock	—	—	—	—	—

Net loss attributable to common stock	(9,418)	(16,660)	(60,242)	(1,566)	(12,817)
Adjustments to net income for dilution	n/a	n/a	n/a	n/a	n/a

Net loss adjusted for the effect of dilution	$(9,418)	$(16,660)	$(60,242)	$(1,566)	$(12,817)

Basic weighted-average common shares outstanding in period	522.7	859.4	3,912.3	1,325.7	43,136.1
Add dilutive effects of stock options	—	—	—	—	—
Add dilutive effects of common stock subject to restrictions	—	—	—	—	—

Diluted weighted-average common shares outstanding in period	522.7	859.4	3,912.3	1,325.7	43,136.1

Basic loss per common share:
Loss from continuing operations	$(18.07)	$(19.38)	$(15.40)	$(1.18)	$(0.30)
Income from discontinued operations	0.05	n/a	n/a	n/a	n/a

Basic loss per common share	$(18.02)	$(19.38)	$(15.40)	$(1.18)	$(0.30)

Diluted loss per common share:
Loss from continuing operations	$(18.07)	$(19.38)	$(15.40)	$(1.18)	$(0.30)
Income from discontinued operations	0.05	n/a	n/a	n/a	n/a

Diluted loss per common share	$(18.02)	$(19.38)	$(15.40)	$(1.18)	$(0.30)

       The weighted-average number of common shares outstanding used in the loss per share calculation is computed pursuant to SFAS No. 128. The weighted-average common shares outstanding does not include the 6,594,725 shares of Series A or the 51,951,418 shares of Series B preferred stock that were converted into to a total of 26,387,679 common shares until the completion of our initial public offering in December, 2004.
       Industry Segment and Geographic Information. The Company operates in one industry segment, which is the exploration, development and production of natural gas and crude oil, and all of the Company’s operations are conducted in the United States. Consequently, the Company currently reports a single industry segment.
       Reclassifications. The Company reclassified $1.6 million and $3.7 million for the period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003, respectively, and $2.8 million for the six months ended June 30, 2004, related to geologic,

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
geophysical and other exploration costs, from cash used in investing activities to cash used in operating activities to conform to the current period presentation.
      The Company reclassified $2.5 million and $23.5 million for the years ended December 31, 2003 and 2004, respectively, and $0.3 million for the six months ended June 30, 2004, from exploration expense to impairment, dry hole costs and abandonment expense in the statements of operations to conform to the current period presentation.
      The Company reclassified $1.3 million, $3.6 million and $3.0 million for the period from January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively, from non-cash stock-based compensation expense to general and administrative expense in the statements of operations to conform to the current period presentation.
       New Accounting Pronouncements. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to review the requirements of FSP EITF Issue 03-1-1 and do not expect that the adoption will have an impact on the Company’s financial statements.
       In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, Accounting for Asset Retirement Obligations. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of a company. FIN 47 states that a company must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. This Interpretation is intended to provide more information about long-lived assets, more information about future cash outflows for these obligations and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company does not believe that its financial position, results of operations or cash flows will be impacted by this Interpretation.
       On April 4, 2005, the FASB issued FSP FAS 19-1, Accounting for Suspended Well Costs. This staff position amends SFAS No. 19 and provides guidance about exploratory well costs to companies who use the successful efforts method of accounting. The position states that exploratory well costs should continue to be capitalized if: 1) a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and 2) sufficient progress is made in assessing the reserves and the well’s economic and operating feasibility. If the exploratory well costs do not meet both of these criteria, these costs should be expensed, net of any salvage value. Additional annual disclosures are required to provide information about management’s evaluation of capitalized exploratory well costs. In addition, the FSP requires the annual disclosure of: 1) net changes from period to period of capitalized exploratory well costs for wells that are pending the determination of proved reserves, 2) the amount of exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling and 3) an aging of exploratory well costs suspended for greater than one year with the number of wells it related to. Further, the disclosures should describe the activities undertaken to evaluate the reserves and the projects, the information still required to classify the associated reserves as proved and the estimated timing for completing the evaluation. The guidance in this FSP is required to be applied to the first reporting period beginning after April 4, 2005 on a prospective basis to existing and newly capitalized exploratory well costs. The Company provided the disclosure requirements of this FSP in its Annual Report on

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Form 10-K for the year ended December 31, 2004 and will continue to provide the disclosures required by the FSP in future filings with the SEC.
       In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in an accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in an accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our financial statements.

3.	Supplemental Disclosures of Cash Flow Information:
       Supplemental cash flow information is as follows:

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended June 30,
	December 31,
	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands)
Cash paid for interest	$16	$1,168	$5,362	$1,175	$401
Supplemental disclosures of noncash investing and financing activities:
Preferred stock issued for payment of oil and gas properties	500	1,253	322	322	—
Preferred stock returned in settlement to terminate an exploration agreement	—	—	(500)	(500)	—
Preferred stock issued for marketable equity securities	2,932	—	—	—	—
Conversion of convertible note payable into Series A convertible preferred stock	—	—	1,900	—	—
Changes in current assets and liabilities that are reflected in investing activities	4,542	19,687	2,099	(3,165)	5,753
Net change in asset retirement obligations	1,039	2,936	7,153	1,244	866

4.	Acquisitions and Dispositions
       On March 28, 2002, the Company purchased oil and gas properties located in Wyoming from Williams Production RMT Inc. (the “Wind River Acquisition Properties”). The Company paid $74 million after normal price adjustments.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       On April 30, 2002, the Company purchased oil and gas properties located in Utah from Wasatch Oil and Gas Inc. and affiliates. The Company paid $8.1 million in cash after normal price adjustments.
       On July 1, 2002, the Company paid $2.5 million to the Crow Tribe in Montana (the “Crow Tribe”) for an option to acquire leasehold interests pursuant to an exploration agreement dated June 11, 2002. Payment for the option consisted of $2.0 million in cash and 119,904 shares of the Company’s Series A preferred stock. On August 1, 2002, the Company acquired from the Crow Tribe 11,540 leasehold acres for $2.6 million in cash. The Company and the Crow Tribe negotiated a settlement to terminate the exploration agreement, which was approved by the Bureau of Indian Affairs on February 20, 2004. The settlement agreement provides, among other things, for the Crow Tribe to return to the Company the 119,904 shares of Series A preferred stock, the payment of $2.4 million to the Company, and additional payments to the Company of $1.5 million over five and one half years with interest fixed at the prime rate in effect on February 20, 2004 plus 2%, or a total of 6%. An impairment charge of $856,000 was recorded as of December 31, 2003. The Company received the 119,904 shares of stock on March 8, 2004, and received the payment of $2.4 million on March 11, 2004. In addition, the first payment of $750,000 toward the $1.5 million, plus accrued interest, was received in February 2005.
       On December 16, 2002, the Company purchased assets and assumed certain liabilities from Intoil, Inc. and an affiliate (“Intoil”). Included in the purchase were oil and gas properties located in Wyoming, Montana, North Dakota, Nebraska, Texas, Oklahoma, Utah, Nevada, New Mexico and Ohio. The Company paid $61.5 million in cash after normal price adjustments.
       In conjunction with the acquisition from Intoil, liabilities were assumed as follows (in thousands):

Fair value of assets acquired	$63,800
Cash paid	(61,500)

Liabilities assumed	$2,300

       In connection with the purchase of oil and gas properties from Intoil, management made a decision to sell certain of these properties which were either not located in the Rocky Mountain region, the Company’s primary location of operations, or did not meet the profile of the Company’s operations. The properties to be sold were classified as held for sale and were recorded at the fair value less costs to sell based largely on negotiated sales agreements with effective dates of January 1, 2003. In accordance with the provisions of SFAS No. 144, Accounting for the Impairment and Disposal of Long Lived-Assets, the results of operations relating to properties held for sale have been reported in discontinued operations in the Consolidated Statements of Operations, and with respect to these properties no depletion has been provided in the Consolidated Statements of Operations. Net operating receipts in 2003 plus sales proceeds of $10.8 million equaled the carrying value as of December 31, 2002.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The following unaudited pro forma information presents the financial information of the Company as if all the aforementioned acquisitions had occurred at January 7, 2002:

	Period from
	January 7, 2002
	(inception)
	through December 31,
	2002

	As Reported	Pro Forma

	(in thousands)
Revenues	$16,081	$37,553
Direct operating expenses	(4,481)	(11,075)

Revenues in excess of direct operating expenses	$11,600	$26,478

       On March 21, 2003, the Company purchased predominantly non-producing and unevaluated oil and gas properties located in Wyoming from Independent Production Company, Inc. and Sapphire Bay, LLC, jointly as sellers. The Company paid $35.4 million in cash after normal price adjustments.
       On September 1, 2004, the Company purchased certain oil and natural gas properties and related assets located in Colorado (the “Piceance Basin Acquisition Properties”) from Calpine Corporation and Calpine Natural Gas L.P. The cash purchase price was $137.3 million after closing adjustments including revenue and operating expense between July 1, 2004 and September 1, 2004.
       The following unaudited pro forma information presents the financial information of the Company as if the Piceance Basin Acquisition Properties were acquired on January 1, 2003:

	Year Ended December 31,

	2003		2004

	As Reported	Pro Forma	As Reported	Pro Forma

	(in thousands)
Revenue	$75,436	$90,302	$169,980	$182,271
Direct operating expenses	(21,923)	(24,379)	(40,647)	(42,489)

Revenues in excess of direct operating expenses	53,513	65,923	129,333	139,782
Net Loss	$(3,978)	$(4,070)	$(5,266)	$(4,049)

Basic and Diluted Net Loss Per Common Share	$(19.38)	$(19.49)	$(15.40)	$(15.09)

5.	Note Payable to Bank
       On December 16, 2002, the Company entered into a credit facility (the “Credit Facility”) with commitments of $100 million and an initial borrowing base of $50 million, increased to $65 million in November 15, 2003, and a maturity date of December 16, 2005. The Credit Facility accrued interest based upon the borrowing base usage, at LIBOR or an alternate base rate (based upon the greater of the prime rate, a rate based upon the three month secondary CD rate, or on the federal funds effective rate) plus applicable margins ranging from 0% to 2.25%. The Credit Facility required commitment fees ranging from 0.375% to 0.50% of the unused borrowing base. Borrowings outstanding against the Credit Facility totaled $57 million at December 31, 2003. The weighted-average interest rate was 3.1% at December 31, 2003.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       On February 4, 2004, the Company replaced its credit facility with a new credit facility which provides for a maturity date of February 4, 2007 and commitments of $200 million with an initial borrowing base of $150 million (the “New Credit Facility”). The initial borrowing base under the New Credit Facility includes a $50 million portion, referred to as the “Tranche B” portion that allows the borrowing base to be greater than the typical borrowing base that would have been computed based on proved natural gas and oil reserves. The New Credit Facility bears interest, based on the borrowing base usage, at LIBOR or an alternate base rate (based upon the greater of the prime rate, or on the federal funds effective rate) plus applicable margins ranging from 0% to 3.75%. The Company pays commitment fees ranging from 0.375% to 0.50% of the unused borrowing base.
       The New Credit Facility contains financial covenants, including but not limited to a maximum total debt to EBITDAX ratio (as defined), a minimum current ratio, an interest coverage ratio, and a minimum present value to total debt ratio. This facility is secured by the Company’s oil and gas properties representing at least 85% of the total value of the Company’s proved reserves and the pledge of all of the stock of the Company’s subsidiaries.
       On September 1, 2004, the Company amended its New Credit Facility to increase the borrowing base to $200 million from $150 million and to allow for incurrence of unsecured debt. The Tranche B portion was amended to be the lesser of $45 million and the difference between $200 million and the borrowing base computed by the bank group based on proved reserves. The Tranche B portion of the amended New Credit Facility terminates on November 30, 2005. At December 31, 2004, we had no borrowings outstanding under the New Credit Facility.
       In order to fund the acquisition of the Piceance Basin Acquisition Properties and related costs (see Note 4), the Company entered into a senior subordinated credit and guaranty agreement, or bridge loan, which had a total principal amount of $150 million. In December 2004, the bridge loan was repaid in full with proceeds from our initial public offering. The interest rate under the bridge loan was equal to LIBOR, for one or three month periods as selected by the Company and which are known as interest periods, plus a margin. From September 1, 2004 to December 2004, the margin was 4.0%.

6.	Asset Retirement Obligations
       The Company adopted SFAS No. 143 at inception on January 7, 2002. The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded generally upon acquisition or completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the oil and gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method on a field-by-field basis. The associated liability is classified in other long-term liabilities in the accompanying Consolidated Balance Sheets. The liability is periodically adjusted to reflect (1) new liabilities incurred, (2) liabilities settled during the period, (3) accretion expense, and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying Consolidated Statements of Operations.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       A reconciliation of the Company’s asset retirement obligations is as follows:

	Period from
	January 7,
	2002
	(inception)	Year Ended
	through	December 31,		Six Months
	December 31,			Ended June 30,
	2002	2003	2004	2005

				(unaudited)
	(in thousands)
Beginning of period	$—	$1,117	$4,297	$11,806
Liabilities incurred	1,039	1,932	6,996	930
Liabilities settled	—	—	(848)	(30)
Accretion expense	78	244	397	472
Revisions to estimate	—	1,004	964	(34)

End of period	$1,117	$4,297	$11,806	$13,144

7.	Fair Value of Derivatives and Other Financial Instruments
       The Company’s financial instruments including cash and cash equivalents, accounts and notes receivable and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The recorded value of the New Credit Facility, as discussed in Note 5, approximates the fair value due to its floating rate structure. The Company’s commodity derivatives are marked to market with changes in fair value being recorded in other comprehensive income.
       To mitigate some of the potential negative impact on cash flow caused by changes in natural gas and oil prices and to comply with our credit agreement, we have entered into commodity swap and collar contracts to receive fixed prices for a portion of our natural gas and oil production. Our natural gas and oil derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133 and are included in current and other long-term liabilities in the Company’s Consolidated Balance Sheets.
       The estimated fair value of derivatives and other financial instruments has been determined by the Company using available market information and valuation methodologies described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.
       At December 31, 2004, the Company had in place swap contracts covering portions of its 2005 oil and gas production. The gas swaps, which are for the period January through December 2005, cover contracted volumes of 20,000 MMBtu per day of natural gas with a weighted-average fixed price of $5.16 per MMBtu. The index prices are based on Rocky Mountain delivery points. The oil swaps, which are for the period January through December 2005, cover contracted volumes of 400 barrels per day with a weighted-average fixed price of $34.78 per barrel and with index prices based on West Texas Intermediate Crude Oil as quoted on the New York Mercantile Exchange.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       At December 31, 2004, the Company had the following commodity swap contracts in place to hedge cash flow and reduce the impact of oil and natural gas price fluctuations:

	Average
	Volume	Quantity	Fixed	Index
Product	Per Day	Type	Price	Price(1)	Contract Period

Natural gas	10,000	MMBtu	$ 5.05	NORRM	1/1/2005 – 12/31/2005
Natural gas	10,000	MMBtu	5.27	NORRM	1/1/2005 – 12/31/2005
Oil	100	Bbls	32.96	WTI	1/1/2005 – 12/31/2005
Oil	100	Bbls	34.05	WTI	1/1/2005 – 12/31/2005
Oil	100	Bbls	36.12	WTI	1/1/2005 – 12/31/2005
Oil	100	Bbls	36.00	WTI	1/1/2005 – 12/31/2005

(1)	NORRM refers to Northwest Pipeline Rocky Mountains price and CIGRM refers to Colorado Interstate Gas Rocky Mountains price as quoted in Platt’s Inside FERC on the first business day of each month. WTI refers to West Texas Intermediate price as quoted on the New York Mercantile Exchange.
       At December 31, 2004, we had the following cashless collars (purchased put options and written call options) in order to hedge a portion of our 2005 and 2006 natural gas production. The cashless collars are used to establish floor and ceiling prices on anticipated future natural gas production:

	Average
	Volume	Quantity	Floor-Ceiling	Index
Product	Per Day	Type	Pricing	Price	Contract Period

Natural gas	10,000	MMBtu	$4.75-$7.00	NORRM	1/1/2005 – 12/31/2005
Natural gas	5,000	MMBtu	$4.75-$6.75	NORRM	1/1/2005 – 12/31/2005
Natural gas	10,000	MMBtu	$4.75-$7.10	NORRM	1/1/2005 – 12/31/2005
Natural gas	5,000	MMBtu	$4.75-$6.05	NORRM	1/1/2006 – 12/31/2006
Natural gas	5,000	MMBtu	$4.75-$6.18	NORRM	1/1/2006 – 12/31/2006
Natural gas	15,000	MMBtu	$4.75-$6.21	NORRM	1/1/2006 – 12/31/2006
       At December 31, 2004, the estimated fair value of contracts designated and qualifying as cash flow hedges under SFAS No. 133 was a liability of $5.7 million. The Company will reclassify this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of December 31, 2004 to be reclassified from accumulated other comprehensive income to oil and gas production operating revenues in the next twelve months would be $2.5 million. The Company anticipates that all original forecasted transactions will occur by the end of the originally specified time periods.
       Derivative contract settlements included in oil and gas production operating revenues totaled net losses of $7.7 million and $12.4 million for the years ended December 31, 2003 and 2004, respectively, and net losses of $4.8 million and $3.4 million for six months ended June 30, 2004 and 2005 (unaudited), respectively. There were no derivative contract settlements for the period from January 7, 2002 (inception) through December 31, 2002. As the underlying prices in the Company’s hedge contracts were consistent with the indices used to sell its oil and gas, no ineffectiveness was recognized related to its hedge contracts for the years ended December 31, 2003 and 2004.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Subsequent to December 31, 2004 (unaudited), we entered into the following cashless collars in order to hedge an additional portion of our 2005, 2006, and 2007 natural gas and oil production:

	Average
	Volume	Quantity	Floor-Ceiling	Index
Product	Per Day	Type	Pricing	Price	Contract Period

Natural gas	5,000	MMBtu	$ 5.25-$10.60	CIGRM	8/1/2005 – 12/31/2005
Natural gas	4,000	MMBtu	$ 5.25-$12.05	CIGRM	1/1/2006 – 12/31/2006
Oil	50	Bbls	$50.00-$81.10	WTI	1/1/2006 – 12/31/2006
Oil	700	Bbls	$42.00-$50.20	WTI	1/1/2006 – 12/31/2006
Oil	600	Bbls	$50.00-$78.15	WTI	1/1/2007 – 12/31/2007
Natural gas	29,000	MMBtu	$ 5.25-$10.22	CIGRM	1/1/2007 – 12/31/2007
       The Company’s natural gas and oil derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133 and are included in current and other long-term liabilities in the Company’s Consolidated Balance Sheets.
       At June 30, 2005, the estimated fair value of contracts designated and qualifying as cash flow hedges under SFAS No. 133 was a liability of $24.4 million. The Company will reclassify the appropriate amount to gains or losses included in natural gas and oil production operating revenues as the hedged production quantity is produced. Based on current projected prices, the net amount of existing unrealized after-tax loss as of June 30, 2005 to be reclassified from accumulated other comprehensive loss to net income (loss) in the next twelve months would be $10.6 million. Of this amount, $4.3 million pertains to swap contracts, and $6.3 million pertains to collar contracts. In regards to the collar contracts, no amounts will be reclassified if actual prices received fall between the floor and ceiling prices as set forth in the contracts. The Company anticipates that all original forecasted transactions will occur by the end of the originally specified time periods.

8.	Income Taxes
       The benefit for income taxes consists of the following:

	Period from
	January 7, 2002
	(inception)	Year Ended
	through	December 31,
	December 31,
	2002	2003	2004

	(In thousands)
Deferred:
Federal	$2,048	$296	$688
State	116	24	187

Total	$2,164	$320	$875

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

	Period from
	January 7, 2002
	(inception)	Year Ended
	through	December 31,
	December 31,
	2002	2003	2004

	(In thousands)
Income tax benefit at the federal statutory rate	$2,441	$1,461	$2,088
State income taxes, net of federal tax effect	116	24	187
Non-deductible stock-based compensation	(409)	(1,185)	(1,392)
Other, net	16	20	(8)

Income tax benefit	$2,164	$320	$875

       The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2004 are presented below:

	December 31,

	2003	2004

	(In thousands)
Current:
Deferred tax assets:
Derivative instruments	$2,585	$1,438
Accrued employee bonus	—	909
Other	—	(157)

Total current deferred tax assets	$2,585	$2,190

Long-term:
Deferred tax assets:
Net operating loss carryforward	$4,536	$15,155
Start-up/organization costs, net	628	431
Long-term derivative instruments	—	658
Stock-based compensation	—	354
Deferred rent	—	273
Other	—	32

Total long-term deferred tax assets	5,164	16,903
Deferred tax liabilities:
Oil and gas properties	(2,822)	(13,391)
Other	(42)	(431)

Total long-term deferred tax liabilities	(2,864)	(13,822)

Net long-term deferred tax assets	$2,300	$3,081

       At December 31, 2004, the Company had approximately $40.8 million of federal and state tax net operating loss carryforwards which expire through 2024.
       Income tax expense (benefit) for the six months ended June 30, 2004 and 2005 differs from the amounts that would be provided by applying the U.S. federal income tax rate to income (loss) before income taxes principally due to stock-based compensation not deductible for income tax purposes and other permanent differences.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       At June 30, 2005 (unaudited), the Company’s balance sheet reflected net deferred tax assets of $21.0 million, of which $9.0 million pertains to the tax effects of derivative instruments reflected in other comprehensive (loss) income. The Company has not recognized a valuation allowance against its net deferred tax assets because it believes that it is more likely than not that the net deferred tax assets will be realized on future income tax returns, primarily from the generation of future taxable income.

9.	Stockholders’ Equity
       On December 9, 2004, the Company priced its shares to be issued in its initial public offering and began trading on the New York Stock Exchange the following day under the ticker symbol “BBG”. Immediately prior to the initial public offering, a $1.9 million mandatorily convertible note was converted into 455,635 shares of Series A convertible preferred stock (“Series A preferred”), all of the then outstanding shares of Series A preferred and Series B convertible preferred stock (“Series B preferred”) were converted into 2,592,317 and 23,795,362 shares, respectively, of common stock, and the 9,242,648 shares of issued common stock were reverse split into 1,984,303 shares of common stock. Through the initial public offering, the Company sold an additional 14,950,000 shares of common stock to the public at the offering price of $25.00 per share, resulting in total outstanding shares of 43,321,982 immediately following the initial public offering. The Company received $347.3 million in net proceeds after deducting underwriters’ fees and related offering expenses. The proceeds received from the initial public offering were used principally to pay down debt outstanding under our credit facility and the bridge loan.
       The Company’s authorized capital structure consists of 75,000,000 shares of $0.001 par value preferred stock and 150,000,000 shares of $0.001 par value common stock. In October 2004, 150,000 shares of $0.001 par value preferred stock were designated as Series A Junior Participating Preferred Stock. At December 31, 2004, the Series A Junior Participating Preferred Stock was the Company’s only designated preferred stock, the remainder of authorized preferred stock being undesignated. Until the date of the Company’s initial public offering, 6,900,000 shares were designated as Series A preferred stock and 52,185,000 shares were designated as Series B preferred stock, both of which were eliminated in December 2004 following the Company’s initial public offering.
       Holders of all classes of stock are entitled to vote on matters submitted to stockholders, except that each share of Series A Junior Participating Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the Company’s stockholders.
       Series A Junior Participating Preferred Stock. There are no issued and outstanding shares of Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock will be issued pursuant to our shareholder rights plan if a stockholder acquires shares in excess of the thresholds set forth in the plan. The Series A Junior Participating Preferred Stock ranks junior to all series of preferred stock with respect to dividends and specified liquidation events. Dividends on this series are cumulative and do not bear interest, however, no dividend payment, or payment-in-kind, may be made to holders of common stock without declaring a dividend on this series equal to 1,000 times the aggregate per share amount declared on common stock. Upon the occurrence of specified liquidation events, the holders of this series shall be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of common stock plus an amount equal to any accrued and unpaid dividends. Upon consolidation, merger or combination in which shares of common stock are exchanged for or changed into other securities or other assets, each share of this series shall be similarly exchanged into an amount per share equal to 1,000 times that into which each share of common stock is exchanged. The number of Series A Junior Participating Preferred Stock will be proportionately

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
changed in the event the Company declares or pays a common stock dividend or effects a stock split of common stock.
       Series A Preferred Stock. Following the Company’s initial public offering, Series A convertible preferred stock was eliminated. Prior to the Company’s initial public offering, Series A preferred consisted of 6,900,000 authorized shares with a stated purchase price of $4.17 per share. It ranked senior to the Company’s common stock with respect to dividends and specified liquidation events. Immediately prior to the Company’s initial public offering, 6,594,725 shares of Series A preferred were issued and outstanding and converted into 2,592,317 shares of common stock.
       In connection with the early capitalization of the Company, a mandatorily convertible note was issued for $1.9 million, which amount was classified in long-term liabilities, and pursuant to the terms of the note, automatically converted into 455,635 shares of Series A preferred immediately prior to the Company’s initial public offering.
       Series B Preferred Stock. Following the Company’s initial public offering, Series B convertible preferred stock was eliminated. Prior to the Company’s initial public offering, 51,951,418 shares were issued and outstanding and converted, along with $35.7 million of its 7% cumulative and unpaid dividends, into 23,795,362 shares of common stock. Immediately prior to the Company’s initial public offering, Series B convertible preferred stock ranked senior to the Company’s Series A preferred and common stock with respect to dividends and specified liquidation events.
       In May 2004, the Company received final payment from investors of Series B preferred stock. Pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, these issuances resulted in a beneficial conversion (deemed dividend) since the shares were issued with nondetachable conversion features which were deemed to be in-the-money at the commitment date. According to EITF 98-5, we are required to measure, but not record, the deemed dividend at the commitment date if the shares are convertible only upon the occurrence of a future event outside the control of the holder of such securities and contain conversion terms that change upon the occurrence of a future event. We measured deemed dividends of $2.6 million, $19.3 million and $11.3 million related to the 2002, 2003 and 2004 issuances of convertible Series B preferred stock, respectively. Additionally, pursuant to EITF 00-27, Application of Issue 98-5 to Certain Convertible Instruments, we measured and recorded at the initial public offering date additional deemed dividends of $3.1 million pertaining to the conversion of Series A and B convertible preferred stock into common stock at a discount to the initial public offering price related to the liquidation preference being converted less the underwriters’ fees. Total deemed dividends recorded at the initial public offering date equaled $36.3 million.
       In March and April 2004, the Company sold 50,000 and 95,918 shares, respectively, of Series B preferred stock for $5.00 per share to certain of its employees and recorded non-cash stock-based compensation expense accordingly.
       Cumulative dividends not declared amounted to $17.1 million at December 31, 2003 and $35.7 million at the initial public offering closing date of December 15, 2004.
       Common Stock. On January 30, 2002, the Company issued, subject to restrictions and adjusted for the 1-for-4.658 reverse stock split on the Company’s initial public offering date, 1,800,548 shares of common stock to founding management and employees. On March 28, 2002, these common stockholders entered into a stockholders’ agreement to restrict ownership of the shares with the following dual vesting provisions: (1) one share vesting for every $141.62355 received from investors in Series B Preferred Stock (“dollar vesting”), and (2) 20% vesting upon purchase and an additional 20% vesting each year for four years after purchase (“time vesting”). These management shares vest at the later to occur of time vesting and dollar vesting. Vesting ceases upon the occurrence of a liquidation event with respect to the Company, as defined in the

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agreement, or the sale of the Company. At each measurement date (the date the Company received funds from the investors in Series B preferred, i.e., the shares dollar vested), compensation expense was determined based on the then known number of shares that had dollar vested and, to the extent those shares were time vested, stock-based compensation expense was immediately recorded. The remaining charge was recorded as deferred compensation within stockholders’ equity and amortized over the remaining time vesting service period in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.
       Of the 1,800,548 common shares issued to founding management and employees, 1,800,548 and 1,567,535 shares were dollar vested and 1,516,661 and 1,283,333 shares were time vested as of December 31, 2004 and 2003, respectively. At June 30, 2005, 1,800,548 shares were dollar vested and 1,647,686 shares were time vested. The remaining time vesting will occur ratably through January 2006.
       The following table reflects the activity in the Company’s common and preferred stock. All common stock amounts reflect the reverse split that occurred in conjunction with our initial public offering.

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended
	December 31,			June 30,
	2002	2003	2004	2005

				(Unaudited)
Series A Preferred Stock Outstanding:
Shares at beginning of period	—	6,258,994	6,258,994	—
Shares issued under stock purchase agreements dated March 28, 2002	6,139,090	—	—	—
Shares issued for partial payment of mineral leasehold interests	119,904	—	—	—
Shares returned in settlement to terminate an exploration agreement	—	—	(119,904)	—
Shares issued upon conversion of convertible note payable	—	—	455,635	—
Shares converted into common stock immediately prior to initial public offering	—	—	(6,594,725)	—

Shares at end of period	6,258,994	6,258,994	—	—

Series B Preferred Stock Outstanding:
Shares at beginning of period	—	21,100,000	45,145,700	—
Shares issued under Stock Purchase Agreement dated March 28, 2002	21,100,000	23,300,000	6,600,000	—
Shares issued for cash under Bill Barrett Corporation Employee Restricted Stock Purchase Plan	—	495,100	145,918	—
Shares issued for mineral leasehold interests	—	250,600	59,800	—
Shares converted into common stock immediately prior to initial public offering	—	—	(51,951,418)	—

Shares at end of period	21,100,000	45,145,700	—	—

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Period from
	January 7, 2002
	(inception)	Year Ended		Six Months
	through	December 31,		Ended
	December 31,			June 30,
	2002	2003	2004	2005

				(Unaudited)
Common Stock Outstanding:
Shares at beginning of period	—	1,800,548	1,857,477	43,323,270
Restricted shares issued for cash to founding management and employees	1,800,548	—	—	—
Exercise of common stock options	—	56,929	128,135	68,501
Shares issued for restricted stock	—	—	—	5,352
Fractional shares after reverse split paid in cash	—	—	(21)	—
Shares issued upon conversion of Series A preferred stock	—	—	2,592,317	—
Shares issued upon conversion of Series B preferred stock and Series B cumulative dividends	—	—	23,795,362	—
Shares issued upon initial public offering	—	—	14,950,000	—

Shares at end of period	1,800,548	1,857,477	43,323,270	43,397,123

       Accumulated Other Comprehensive Loss. The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income. The components of accumulated other comprehensive loss and related tax effects for the periods from January 7, 2002 (inception) through December 31, 2004 were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(In thousands)
Accumulated other comprehensive loss — January 7, 2002 (inception)	$—	$—	$—
Change in fair value of hedges	(552)	204	(348)

Accumulated other comprehensive loss — December 31, 2002	(552)	204	(348)
Change in fair value of hedges	(6,986)	2,585	(4,401)
Reclassification adjustment for realized losses on hedges included in net loss	552	(204)	348

Accumulated other comprehensive loss — December 31, 2003	(6,986)	2,585	(4,401)
Change in fair value of hedges	(5,665)	2,096	(3,569)
Reclassification adjustment for realized losses on hedges included in net loss	6,986	(2,585)	4,401

Accumulated other comprehensive loss — December 31, 2004	(5,665)	2,096	(3,569)
Change in fair value of hedges (unaudited)	(22,117)	8,183	(13,934)
Reclassification adjustment for realized losses on hedges included in net loss (unaudited)	3,415	(1,263)	2,152

Accumulated other comprehensive loss — June 30, 2005 (unaudited)	$(24,367)	$9,016	$(15,351)

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
10.     Common Stock, Stock Options and Other Employee Benefits
       As described below, we record non-cash stock-based compensation related to two separate equity awards: restricted common stock and stock option awards. Non-cash stock-based compensation is included in general and administrative expense.
       Common Stock. On January 30, 2002, the Company issued, subject to restrictions, 1,800,548 shares of common stock to founding management and employees. On March 28, 2002, these common stockholders entered into a stockholders’ agreement to restrict ownership of the shares with the following dual vesting provisions: (1) one share vesting for every $141.62355 received from investors in Series B Preferred Stock (“dollar vesting”), and (2) 20% vesting upon purchase and an additional 20% vesting each year for four years after purchase and continued service with the Company (“time vesting”). The 1,800,548 shares of common stock fully dollar vested in 2004. Vesting ceases upon the occurrence of a liquidation event with respect to the Company, as defined in the agreement, or the sale of the Company. At each measurement date (the date the Company received funds from the investors in Series B preferred, i.e., the shares dollar vested), compensation expense was determined based on the then known number of shares that had dollar vested and, to the extent those shares were time vested, stock-based compensation expense was immediately recorded.
      The remaining charge was recorded as deferred compensation within stockholders’ equity and amortized over the remaining time vesting service period in accordance with FIN No. 28. Based on the fair value vested for these common stock issuances, the Company recorded $1.2 million, $2.6 million, and $2.0 million of stock-based compensation expense in the period from January 7 (inception) through December 31, 2002 and the years ended December 31, 2003 and 2004, respectively; none of the stock-based compensation has been capitalized, and the related tax benefit recognized was less than $0.1 million in each of the respective periods. We had $0.5 million in deferred compensation related to this common stock recorded in stockholders’ equity as of December 31, 2004, which will be recognized ratably until January 31, 2006.
       A summary of activity for the restricted common stock as of December 31, 2004, and changes during the year then ended, is presented below:

		Weighted
		Average Fair
	Shares	Value

Nonvested at January 1, 2004	750,228	$2.53
Granted	—	N/A
Vested	(466,341)	$5.35
Forfeited or expired	—	N/A

Nonvested at December 31, 2004	283,887	$3.26

       Stock Options. In January 2002, the Company adopted a stock option plan to benefit key employees, directors and non-employees. This plan was amended and restated in its entirety by the Amended and Restated 2002 Stock Option Plan (the “2002 Option Plan”). The aggregate number of shares which the Company may issue under the 2002 Option Plan may not exceed 1,642,395 shares of the Company’s common stock. Under the 2002 Option Plan, up to 1,180,807 shares are designated as Tranche A and up to 461,588 shares are designated as Tranche B. Until our initial public offering, Tranche A options could be granted with an exercise price of not less than $30.28 per share, and Tranche B options could be granted with an exercise price of not less than $0.20551 per share. Options granted under the 2002 Option Plan expire ten years from the grant date. The options are subject to the following time vesting provisions — 40% on the first

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
anniversary of the date of grant and 20% on subsequent anniversaries of the date of grant subject to the acceleration and other specified occurrences also addressed in Note 9. Options granted on or before February 3, 2003 vested 20% on date of grant and 20% on each of the next four anniversaries of the date of grant. Options granted under the 2002 Stock Option Plan were subject to equity vesting provisions by having all options that are outstanding vest proportionately based on the total number of shares of common stock outstanding assuming the conversion of our outstanding Series A and Series B preferred stock. As of May 12, 2004, all options under the 2002 Stock Option Plan were equity vested.
       For options granted before October 1, 2004, on each measurement date (principally, the dates the Company received funds from the investors in Series B, i.e., the shares equity vest), compensation expense was determined based on the then known number of options that had equity vested and to the extent those options were time vested, stock-based compensation expense was immediately recorded. The remaining charge was recorded as deferred compensation within stockholders’ equity and amortized over the remaining time vesting service period in accordance with FIN No. 28.
       Concurrent with our initial public offering on December 9, 2004, we offered to the 62 employees and directors that held Tranche A options an exchange of their options for new Tranche A options equal in number to 92.6% of their original Tranche A options with a new exercise price equal to the initial public offering price of $25.00 per share and an expiration date of December 9, 2011. The vesting of the exchanged options did not change. All employees accepted this exchange ratio based on a fair value neutral exchange computed using a Black-Scholes model and, as such, the Company recorded no additional stock-based compensation expense.
       In December 2003, the Company adopted its 2003 Stock Option Plan (the “2003 Option Plan”) to benefit key employees, directors and non-employees. In April 2004, the 2003 Option Plan was approved by the Company’s stockholders. The aggregate number of shares which the Company may issue under the 2003 Option Plan may not exceed 42,936 shares of the Company’s common stock. Options granted under the 2003 Option Plan expire ten years from the date of grant with an exercise price not less than 100% of the fair market value, as defined in the 2003 Option Plan, of the underlying common shares on the date of grant. Options granted under the 2003 Option Plan vest 25% on the first anniversary of the date of grant, and 25% on each of the next three anniversaries of the date of grant.
       On December 1, 2004, our shareholders approved the 2004 Stock Incentive Plan (the “2004 Incentive Plan”) for the purpose of enhancing our ability to attract and retain officers, employees, directors and consultants and to provide such persons with an interest in the Company parallel to our stockholders. The 2004 Incentive Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options) and other awards (including performance units, performance shares, share awards, restricted stock, restricted stock units, and stock appreciation rights, or SARs). The maximum number of award that may be granted under the 2004 Incentive Plan is 4,900,000. In addition, the maximum number of awards granted to a participant in any one year is 1,225,000.
       Options to purchase 1,074,000 shares were granted in December 2004 that expire seven years from grant date and vest 25% on the first anniversary of the date of grant, and 25% on each of the next three anniversaries of the date of grant. We did not grant any other awards under the 2004 Incentive Plan during 2004. Unless terminated earlier by our board of directors, the 2004 Incentive Plan will terminate on June 30, 2014. Upon an event constituting a “change in control” (as defined in the 2004 Incentive Plan) of the Company, all options and SARs will become immediately exercisable

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in full. In addition, in such an event, performance units will become immediately vested and restrictions on restricted stock awards will lapse.
       Our compensation committee may grant awards on such terms, including vesting and payment forms, as it deems appropriate in its discretion, however, no award may be exercised more than 10 years after its grant (five years in the case of an incentive stock option granted to an individual who possesses more than 10% of the total combined voting power of all classes of stock of the Company). The purchase price or the manner in which the exercise price is to be determined for shares under each award will be determined by the compensation committee and set forth in the agreement. However, the exercise price per share under each award may not be less than 100% of the fair market value of a share on the date the award is granted (110% in the case of an incentive stock option granted to an eligible individual who possesses more than 10% of the total combined voting power of all classes of stock of the Company).
       Currently, our practice is to issue new shares upon stock option exercise, and we do not expect to repurchase any shares in the open market to settle any such exercises. In the period January 7, 2002 (inception) through December 31, 2002 and the years ended December 31, 2003 and 2004, we used no cash to repurchase any stock related to any option exercises.
       In accordance with SFAS No. 123R, the fair value of each share-based award under all our plans is estimated on the date of grant using a Black-Scholes pricing model that incorporates the assumptions noted in the following table. Because our common stock has only recently become publicly traded, we have estimated expected volatilities based on an average of volatilities of similar sized Rocky Mountain oil and gas companies whose common stock is or has been publicly traded for a minimum of five years and other similar sized oil and gas companies who recently became publicly traded. For options granted when we were a nonpublic company, we adopted the minimum value method under SFAS No. 123, which uses 0% volatility. Given our stage of growth and requirement for capital investment, we used a 0% expected dividend yield, which is comparable to most of our peers in the industry. The expected term ranges from 1.25 years to 5.0 years based on the 25% on each anniversary date after grant vesting period and factoring in potential blackout dates and historic exercises, with a weighted average of 2.9 years. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect on the date of grant. We estimated a 4% annual compounded forfeiture rate based on historical employee turnover.

	Period from	Year Ended
	January 7, 2002	December 31,
	(inception) through
	December 31, 2002	2003	2004

Weighted Average Volatility	0%	0%	37%
Expected Dividend Yield	0%	0%	0%
Expected Term (in years)	4.0	4.0	3.0
Risk-free Rate	2.8%	2.5%	3.1%

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       A summary of share-based award activity under all our plans as of December 31, 2004, and changes during the year then ended, is presented below:

			Weighted-average
		Weighted-average	remaining	Aggregate
	Shares	Exercise Price	contractual term	intrinsic value

Outstanding at January 1, 2004	1,562,851	$22.67	8.83	$2,414,400
Granted	2,237,596	24.61	7.07	231,221
Exercised	(128,135)	0.41	8.50	1,486,532
Forfeited or expired	(1,187,821)	30.21	7.89	—

Outstanding at December 31, 2004	2,484,491	$21.96	7.10	$24,926,429

Exercisable at December 31, 2004	652,582	$23.18	7.01	$5,749,684
       The per share weighted-average grant-date fair value of awards granted during the period January 7, 2002 (inception) through December 31, 2002 and the years ended December 31, 2003 and 2004 was $0.36, $1.31 and $7.11, respectively, and the total intrinsic value of awards exercised during the same periods was $0 million, $0.3 million and $1.5 million, respectively. Related to stock option exercises, we received no cash in the period January 7, 2002 (inception) through December 31, 2002 and less than $0.1 million in each of the years ended December 31, 2003 and 2004. The related tax benefit was nominal. In addition, no cash was used to settle stock option exercises during the period January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004.
       We recorded non-cash stock-based compensation related to awards of $0.1 million, $0.6 million, and $0.7 million in the period January 7, 2002 (inception) through December 31, 2002, and the years ended December 31, 2003 and 2004, respectively. None of the stock-based compensation has been capitalized, and the related tax benefit recognized was less than $0.1 million in each respective period. As of December 31, 2004, there was $7.4 million of total unrecognized compensation costs related to nonvested stock option grants that is expected to be recognized over a weighted-average period of 1.9 years.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The following table provides additional quarterly information related to awards granted during the period from January 7 (inception) through December 31, 2002 and the years ended December 31, 2003 and 2004 and six months ended June 30, 2005:

	Number of Awards	Weighted-Average
Awards granted in the Quarters Ended	Granted	Exercise Price

31-Mar-02	0	n/a
30-Jun-02	0	n/a
30-Sep-02	247,969	$0.41
	945,719	30.28
31-Dec-02	16,102	0.41
	27,910	30.28
31-Mar-03	176,584	0.41
	163,703	30.28
30-Jun-03	16,102	0.41
	29,520	30.28
30-Sep-03	3,757	0.41
	7,514	30.28
31-Dec-03	9,446	1.30
	17,497	30.28
31-Mar-04	8,802	2.14
	20,396	4.66
	20,396	30.28
30-Jun-04	11,808	4.66
	215	30.28
30-Sep-04	10,735	11.60
	215	11.60
31-Dec-04	1,074,000	25.01
31-Mar-05 (unaudited)	55,500	31.85
	5,352	0.00
30-Jun-05 (unaudited)	114,000	29.37
       Other Employee Benefits-401(k) Savings. The Company has an employee directed 401(k) savings plan (the “401(k) Plan”) for all eligible employees over the age of 21. Employees become eligible the quarter following the beginning of their employment. Under the 401(k) Plan, employees may make voluntary contributions based upon a percentage of their pretax income. The Company matches 100% of the employee contribution, up to 4% of the employee’s pretax income. The Company made matching contributions of less than $0.1 million for the period from January 7, 2002 (inception) through December 31, 2002 and $0.2 million and $0.4 million for the years ended December 31, 2003 and 2004, respectively.

11.	Transactions with Related Parties
       A director of the Company is a principal at a company affiliated with the lead arranger and agent for the credit facilities noted in Note 5 above and the company that was an underwriter in our initial public offering.
       A director of the Company is a managing director of a company affiliated with the company which wholly owns the counterparty to the natural gas swaps noted in Note 7 above, the company that was the sole lead arranger and administrative agent for the senior subordinated credit and guaranty agreement as discussed in Note 5 above, and the company that was the lead underwriter in our initial public offering.

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       In management’s opinion, the terms obtained in the above transactions were provided on terms at least as favorable to the Company as could be obtained from non-related sources.

12.	Significant Customers and Other Concentrations
       Significant Customers. During 2002, purchases by The Williams Companies, Inc. and ConocoPhillips Holding Company accounted for 59.2% and 15.6%, respectively, of the Company’s total oil and gas production revenues. During 2003, ONEOK Inc. accounted for 38.6% and two wholly-owned subsidiaries of Xcel Energy Inc., the names of which are Public Service Co. of Colorado and Cheyenne Light, Fuel and Power Co., accounted for a total of 10.2% of the Company’s oil and gas production revenues. During 2004, ONEOK Inc. accounted for 37.5% of the Company’s oil and gas production revenues. Management believes that the loss of any individual purchaser would not have a long-term material adverse impact on the financial position or results of operations of the Company.
       Concentrations of Market Risk. The future results of the Company’s oil and gas operations will be affected by the market prices of oil and gas. The availability of a ready market for crude oil, natural gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil, gas and liquid products, the regulatory environment, the economic environment, and other regional and political events, none of which can be predicted with certainty.
       The Company operates in the exploration, development and production phase of the oil and gas industry. Its receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been and will continue to be immaterial to the Company’s results of operations in the long-term. Trade receivables are generally not collateralized. The Company analyzes customers’ and joint venture partners’ historical credit positions and payment history prior to extending credit.
       Concentrations of Credit Risk. Derivative financial instruments that hedge the price of oil and gas are generally executed with major financial or commodities trading institutions which expose the Company to market and credit risks and may, at times, be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non — performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company’s policy is to execute financial derivatives only with major financial institutions.

13.	Commitments and Contingencies
       The Company leases office space and certain equipment under non-cancelable operating leases. Office lease expense for the period from January 7, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 was $159,000, $517,000 and $878,000, respectively. Additionally, the Company has entered into various long-term agreements for telecommunication service.
       In 2004, the Company entered into three firm transportation agreements. The first agreement provides guaranteed capacity for 8,500 MMBtu per day at a monthly charge of $45,000 through

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
February 28, 2005. The second agreement provides guaranteed capacity of 9,000 MMBtu per day for the first 12 years and 5,000 MMBtu per day for the last year at a fixed fee of $0.34 per MMBtu beginning in February 2005. The third firm transportation agreement is for 12,000 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $94,000 per month for ten years beginning upon the completion of Questar’s upgrade of its pipeline in the Piceance Basin, which is expected to be completed in November 2005.
       Future minimum annual payments under such leases and agreements as of December 31, 2004 are as follows (in thousands):

2005	$2,196
2006	3,201
2007	3,174
2008	3,156
2009	2,332
Thereafter	15,485

Total	$29,544

       In July 2004, the Company entered into an exploration and development agreement with the Ute Indian Tribe of the Uintah and Ouray Reservation to explore for and develop oil and natural gas on approximately 125,000 of their net undeveloped acres. Pursuant to this agreement, we are required to drill one deep and two shallow wells by December 31, 2005. If we fail to drill the 2005 well commitments, we are required to pay the Ute Indian Tribe $1.8 million. This commitment is not included in the table above.

14.	Supplementary Oil and Gas Information (unaudited)
       Costs Incurred. Costs incurred in oil and gas property acquisition, exploration and development activities and related depletion per equivalent unit-of-production were as follows:

	Period from	Year Ended
	January 7, 2002	December 31,
	(inception) through
	December 31, 2002	2003	2004

	(In thousands, except amortization data)
Acquisition costs:
Unproved properties	$15,178	$17,581	$73,469
Proved properties	127,528	30,979	79,440
Exploration costs	5,925	41,846	98,751
Development costs	5,123	94,637	93,304
Asset retirement obligation	1,039	2,936	7,153

Total costs incurred	$154,793	$187,979	$352,117

Amortization per Mcfe of production	$1.37	$1.63	$2.12
       Supplemental Oil and Gas Reserve Information. The reserve information presented below is based on estimates of net proved reserves as of December 31, 2002, 2003, and 2004 that were prepared by internal petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission and were reviewed by Ryder Scott Company and Netherland, Sewell & Associates, Inc., independent petroleum engineering firms.
       Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
       Analysis of Changes in Proved Reserves. The following table sets forth information regarding the Company’s estimated net total proved and proved developed oil and gas reserve quantities, excluding reserves for oil and gas properties held for sale:

	Oil	Gas
	(MBbls)	(MMcf)

Proved reserves:
Inception, January 7, 2002	—	—
Purchases of oil and gas reserves in place	2,914	100,313
Extension, discoveries and other additions	—	7,833
Production	(30)	(6,371)

Balance, December 31, 2002	2,884	101,775
Purchases of oil and gas reserves in place	918	31,798
Extension, discoveries and other additions	754	100,024
Revisions of previous estimates	(342)	(33,902)
Sales of reserves	—	(2,506)
Production	(328)	(16,315)

Balance, December 31, 2003	3,886	180,874
Purchases of oil and gas reserves in place	201	48,949
Extension, discoveries and other additions	1,846	87,098
Revisions of previous estimates	440	(28,490)
Sales of reserves	(161)	(1,691)
Production	(474)	(28,864)

Balance, December 31, 2004	5,738	257,876

Proved developed reserves:
December 31, 2002	1,888	78,155
December 31, 2003	3,166	108,569
December 31, 2004	4,249	153,118
       Standardized Measure. Estimated discounted future net cash flows and changes therein were determined in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.
       Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company’s proved reserves to the year-end quantities of those reserves. Year-end calculations were made using prices of $29.14, $32.98, and $43.46 per Bbl for oil and $3.33, $5.81, and $5.52 per Mcf for gas for 2002, 2003, and 2004, respectively. The Company also records an overhead expense of $100 per month per operated well in the calculation of its future cash flows.
       The assumptions used to compute estimated future cash inflows do not necessarily reflect the Company’s expectations of actual revenues or costs, nor their present worth. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unexpected delays in development, changes in prices or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by production. However, if reserves are sold in place, additional economic considerations could also affect the amount of cash eventually realized.
       Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.
       Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company’s proved oil and gas reserves. Permanent differences in oil and gas related tax credits and allowances are recognized.
       A 10% annual discount rate was used to reflect the timing of the future net cash flows relating to proved oil and gas reserves.
       The following table presents the standardized measure of discounted future net cash flows related to proved oil and gas reserves.

	December 31,

	2002	2003	2004

	(in thousands)
Future cash inflows	$422,935	$1,179,562	$1,722,369
Future production costs	(110,513)	(281,355)	(502,269)
Future development costs	(49,430)	(112,452)	(211,464)
Future income taxes	(38,535)	(176,850)	(223,884)

Future net cash flows	224,457	608,905	784,752
10% annual discount	(70,909)	(204,085)	(318,643)

Standardized measure of discounted future net cash flows	$153,548	$404,820	$466,109

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       A summary of changes in the standardized measure of discounted future net cash flows is as follows:

	Period from	Year Ended
	January 7, 2002	December 31,
	(inception) through
	December 31, 2002	2003	2004

	(in thousands)
Standardized measure of discounted future net cash flows, beginning of period	$—	$153,548	$404,820
Sales of oil and gas, net of production costs and taxes	(11,653)	(61,017)	(137,606)
Extensions, discoveries and improved recovery, less related costs	13,878	268,258	237,683
Quantity revisions	—	(116,979)	(70,074)
Price revisions	—	128,745	(22,382)
Net changes in estimated future development costs	—	(1,625)	9,316
Accretion of discount	—	17,866	52,082
Purchases of reserves in place	176,433	50,717	83,171
Sales of reserves	—	(3,650)	(4,535)
Changes in production rates (timing) and other	—	59,852	(76,425)
Net changes in future income taxes	(25,110)	(90,895)	(9,941)

Standardized measure of discounted future net cash flows, end of period	$153,548	$404,820	$466,109

15.	Quarterly Financial Data (unaudited)
       The following is a summary of the unaudited financial data for each quarter presented. The income (loss) before income taxes, net income (loss), and net income (loss) per common share for each of the quarters for the years ended December 31, 2003 and 2004.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
Year ended December 31, 2003:
Total revenues	$12,945	$16,378	$18,789	$27,324
Loss before income taxes	(1,160)	(412)	(1,265)	(1,461)
Net loss	(1,030)	(343)	(1,247)	(1,358)
Net loss per common share, basic and diluted	(4.48)	(4.10)	(5.18)	(5.43)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
Year ended December 31, 2004:
Total revenues	$36,441	$42,399	$42,675	$48,465
Income (loss) before income taxes	8,187	5,251	(6,103)	(13,476)
Net income (loss)	4,737	3,035	(3,940)	(9,098)
Net income (loss) per common share, basic	0.01	(0.03)	(6.08)	(4.33)
Net income (loss) per common share, diluted	0.01	(0.03)	(6.08)	(4.33)

16.	Restatement of Consolidated Financial Statements
       Subsequent to filing the Company’s amendment to its Registration Statement on Form S-1/ A on August 31, 2004, management determined that, for financial reporting purposes, the amount of stock-based compensation expense related to restricted common stock issued to management during the year ended 2002 at the formation of the Company (“Management Stock”), Series B preferred stock purchased by employees during the years ended 2003 and 2004 at less than fair

BILL BARRETT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
value for financial reporting purposes, and options granted in years ended 2002, 2003 and 2004 under our 2002 Stock Option Plan and 2003 Stock Option Plan should be adjusted to reflect an increase in intrinsic value received as a result of upward adjustments to the estimated fair value of our common stock. As a result, the Company’s consolidated financial statements for the six months ended June 30, 2004 have been restated from the amounts previously reported in the Registration Statement on Form S-1/ A to reflect the changes in stock-based compensation expense. A summary of the significant effects of the restatement is as follows:

	For the Six Months Ended
	June 30, 2004

	(as previously
	reported)	(as restated)
	(unaudited)
Statement of Operations
General and administrative expense	$8,975	$10,808
Operating income	16,526	14,693
Income before Income Taxes	15,271	13,438
Net Income	9,605	7,772
Net Income (Loss) Attributable to Common Stock	24	(1,566)
Basic Net Income per Common Share	$0.00	$(1.18)
Diluted Net Income per Common Share	$0.00	$(1.18)

GLOSSARY OF OIL AND NATURAL GAS TERMS
       The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.
       3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.
       AMI. Area of mutual interest.
       Basin-centered gas. A regional abnormally-pressured, gas-saturated accumulation in low-permeability reservoirs lacking a down-dip water contact.
       Bbl. Stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.
       Bbl/d. Bbl per day.
       Bcf. Billion cubic feet of natural gas.
       Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.
       Biogenic gas. Bacteria-generated natural gas usually found at depths of a few hundred to a few thousand feet because it is formed at the low temperatures that accompany the shallow burial and rarely is generated at depths greater that 3,000 feet.
       Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.
       Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
       Coalbed methane (CBM). Natural gas formed as a byproduct of the coal formation process, which is trapped in coal seams and produced by non-traditional means.
       Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
       Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.
       Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.
       Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.
       Discontinuous lenticular sands. Sandstone reservoirs that have a limited aerial extent. In general these types of sandstones will be encountered by separate wellbores infrequently in a given area depending on well density. By comparison, a continuous or blanket sandstone may be encountered repeatedly by multiple wellbores in a given area.
       Down-dip. The occurrence of a formation at a lower elevation than a nearby area.
       Drill-to-earn. The process of earning an interest in leasehold acreage by drilling a well pursuant to a farm-in or exploration agreement.
       Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
       Environmental Assessment (EA). An environmental assessment, a study that can be required pursuant to federal law to assess the potential direct, indirect and cumulative impacts of a project.

       Environmental Impact Statement (EIS). An environmental impact statement, a more detailed study that can be required pursuant to federal law of the potential direct, indirect and cumulative impacts of a project that may be made available for public review and comment.
       Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.
       Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out”.
       Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.
       Finding and Development Costs. Capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.
       Fractured shale gas. Gas that is present in fractures in a formation consisting mostly of shale.
       Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.
       Horizontal re-entry well. A new well in which a pre-existing wellbore is used as the starting point of a new horizontal borehole. Drilling a horizontal re-entry well typically involves milling a hole in the casing of the pre-existing wellbore and drilling hundreds or thousands of feet from the pre-existing wellbore.
       Identified drilling locations. Total gross locations specifically identified and scheduled by management as an estimation of the Company’s multi-year drilling activities on existing acreage. The Company’s actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.
       Infill drilling. The drilling of wells between established producing wells on a lease to increase reserves or productive capacity from the reservoir.
       MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.
       Mcf. Thousand cubic feet of natural gas.
       Mcf/d. Mcf per day.
       Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.
       MMBbls. Million barrels of crude oil or other liquid hydrocarbons.
       MMboe. Million barrels of oil equivalent.
       MMBtu. Million British Thermal Units.
       MMcf. Million cubic feet of natural gas.
       MMcf/d. MMcf per day.
       MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.
       MMcfe/d. MMcfe per day.

       Net acres or net wells. The sum of the fractional working interest owned in gross acres or gross wells, as the case may be.
       Net revenue interest. An owner’s interest in the revenues of a well after deducting proceeds allocated to royalty and overriding interests.
       Overpressured. A subsurface formation that exerts an abnormally high formation pressure on a wellbore drilled into it.
       PDNP. Proved developed nonproducing.
       PDP. Proved developed producing.
       Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.
       PUD. Proved undeveloped.
       Present value of future net revenues (PV-10). The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.
       Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.
       Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.
       Proved developed reserves (PDP). Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
       Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.
       Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
       PV-10. Present value of future net revenues.
       Recompletion. The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.
       Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.
       Standardized Measure. The present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.
       Stratigraphic play. An oil or natural gas formation contained within an area created by permeability and porosity changes characteristic of the alternating rock layer that result from the sedimentation process.

       Structural play. An oil or natural gas formation contained within an area created by earth movements that deform or rupture (such as folding or faulting) rock strata.
       Tight gas sands. A formation with low permeability that produces natural gas with very low flow rates for long periods of time.
       Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.
       Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

Appendix B
REPORT OF RYDER SCOTT COMPANY, L.P.,
INDEPENDENT PETROLEUM ENGINEERS
January 14, 2005
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, Colorado 80202
Attention: Ms. Lynn Boone Henry
       Pursuant to your request, we have reviewed your estimates of the net proved reserves attributable to certain interests of the Bill Barrett Corporation (referred to herein as the “Company”) as of December 31, 2004. This review consisted of approximately 356 producing wells, and includes reserves attributable to certain shut-in wells, behind pipe zones and undeveloped locations, which were evaluated by the reservoir engineering staff of the Bill Barrett Corporation. The subject properties are located in the States of Colorado, Montana, North Dakota, Utah, and Wyoming. Based on your reserve estimates, the proved net reserves reviewed by Ryder Scott Company, L.P. as of December 31, 2004 is presented below.

	Reviewed Proved Net
	Reserves Prepared by the
	Bill Barrett Corporation As of
	December 31, 2004

	Liquid, MBBLS	Gas, MMCF

Developed	4,114.0	122,235
Undeveloped	1,488.5	96,026

Total Proved	5,602.5	218,261
       In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgement, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated by Ryder Scott Company, L.P., would be within 10 percent of those estimated by the Company. However, on a well by well comparison, differences of greater than 10 percent may exist.
       Because of the direct relationship between quantities of proved undeveloped reserves and development plans, we have included in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. Ryder Scott Company has been assured by the management of Bill Barrett Corporation that all the proved undeveloped locations reviewed by Ryder Scott Company meet the state regulatory spacing requirements, and that these locations have been included in their future drilling budget. As with all reserves estimates, future development and performance data, as well as changes in the market prices of oil, condensate and gas may necessitate significant revisions in the estimates of reserves prepared at a future date for these wells and undeveloped locations.
PROVED RESERVES (SEC DEFINITIONS)
       Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs

Bill Barrett Corporation
January 14, 2005

under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Bill Barrett Corporation
January 14, 2005

Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.

Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)

In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? ... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)

Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)

The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)
       Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
       The Company has interests in certain tracts which have substantial additional hydrocarbon quantities that cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs, which in all likelihood will result in the reclassification of significant additional quantities to the proved category.
       Our reserve estimates are based upon a detailed study of the properties in which the Company has interests; however, we have not made any field examination of the properties. The Company informed us that it has furnished us all of the accounts, records, production data, geological and engineering data and reports, and other data as were required for our investigation. The ownership

Bill Barrett Corporation
January 14, 2005

interests, prices, lease operating and development costs, and other factual data furnished to us in connection with our investigation were accepted as represented.
       Ryder Scott Company, L.P. performed the reserve analyses and generated the projection of future production for the interests evaluated. However, at the request of Bill Barrett Corporation, the economic analyses were performed on Landmark Graphics Corporation’s economic program “Advanced Reserves and Information Evaluation System (“ARIES-WINDOWS “). Ryder Scott has confirmed that the input data used for scheduling the production were correct. However, the internal calculations of this program were accepted without verification. We performed such tests and procedures, as we considered necessary under the circumstances to render the conclusions set forth herein.
       Neither Ryder Scott Company, L.P. nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

Very truly yours,

Ryder Scott Company, L. P.

/s/ Gary Kreiger

Gary Krieger, P. E.
Senior Vice President

Appendix C
REPORT OF NETHERLAND, SEWELL & ASSOCIATES, INC.
INDEPENDENT PETROLEUM ENGINEERS
January 19, 2005
Ms. Lynn Boone Henry
Bill Barrett Corporation
Suite 2300
1099 Eighteenth Street
Denver, Colorado 80202
Dear Ms. Henry:
       In accordance with your request, we have audited the estimates prepared by Bill Barrett Corporation (Bill Barrett), as of December 31, 2004, of the proved reserves and future revenue to the Bill Barrett interest in certain oil and gas properties located in New Mexico, Oklahoma, and Wyoming. These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter. The following table sets forth Bill Barrett’s estimates of the proved reserves and future net revenue, as of December 31, 2004, for the audited properties.

	Net Reserves		Future Net Revenue ($)

	Oil	Gas		Present Worth
Category	(Barrels)	(MCF)	Total	at 10%

Proved Developed
Producing	135,375	20,122,951	066,814,047	56,487,695
Non-Producing	0	10,759,706	033,106,148	26,405,375
Proved Undeveloped	0	08,732,345	021,789,361	13,112,414

Total Proved(1)	135,375	39,614,996	121,709,539	96,005,469

(1)	Totals may not add due to rounding.
       The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.
       When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion, Bill Barrett’s estimates of proved oil and gas reserves and future revenue as shown herein and in certain computer printouts in our office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Bill Barrett in preparing the December 31, 2004, reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.
       The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Bill Barrett’s estimates do not include probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Oil prices used by Bill Barrett are based on a December 31, 2004, West Texas Intermediate posted price of $40.25 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Bill Barrett are based on a December 31, 2004,

C-1

Colorado Interstate Gas spot market price of $5.515 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant throughout the lives of the properties.
       Lease and well operating costs used by Bill Barrett are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include direct lease and field level costs and Bill Barrett’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Bill Barrett’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.
       It should be understood that our audit does not constitute a complete reserve study of Bill Barrett’s oil and gas properties. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Bill Barrett with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our evaluation something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.
       We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Bill Barrett Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,
NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Frederic D. Sewell

Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ Dan Paul Smith

Dan Paul Smith, P.E.
Senior Vice President
Date Signed: January 19, 2005

C-2

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

5,000,000 Shares
Bill Barrett Corporation
Common Stock

Goldman, Sachs & Co.
JPMorgan
Citigroup
Credit Suisse First Boston
Lehman Brothers
Petrie Parkman & Co.
First Albany Capital
Howard Weil Incorporated
Simmons & Company
International

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
       The following table sets forth the fees and expenses in connection with the registration and distribution of the securities being registered hereunder, which will be paid by the Company. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$21,373
NASD filing fee	20,000
Accounting fees and expenses	20,000
Legal fees and expenses	50,000
Printing and Engraving expenses	100,000
Transfer Agent and Registrar fees and expenses	2,000
Marketing fees and expenses	75,000
Engineering fees	5,000
Miscellaneous expenses	6,627

Total	$300,000

Item 14.	Indemnification of Directors and Officers.
       Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article Eleventh of our Certificate of Incorporation provides that the personal liability of directors of the registrant is limited to the fullest extent permitted by Section 102(b)(7) of the DGCL.
       Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or offer acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of our bylaws provides that the registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. Article VI further permits the registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the registrant would have the power to indemnify such person against such liability under the DGCL. The registrant expects to maintain directors’ and officers’ liability insurance.
       We have indemnification agreements with our officers and directors that are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and in addition to any other rights that the indemnitee may have under our certificate of incorporation, bylaws or applicable law.

       Under the underwriting agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities.
       Since our inception in January 2002, we have issued and sold the securities described below to certain individual and institutional investors, including certain of our directors, officers and key employees, in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rules 506 and 701 thereunder. Each purchaser represented that he, she or it was purchasing the shares for investment and each such person had sufficient knowledge and experience to evaluate the merits and risks of such investment. No underwriters were involved in connection with the sales of securities referred to in this Item 15. The references to shares of common stock reflect the 2.266605-for-1 forward stock split of the common stock in March 2002 and the 1-for-4.658 reverse common stock split effected upon the completion of our initial public offering in December 2004.
       In January 2002, we issued 1,800,548 shares of our common stock to 14 of our officers and other employees for $0.2055 per share or total consideration of $370,000 pursuant to an exemption from registration under Section 4(2) and/or Rule 701.
       On March 28, 2002, we issued 6,258,994 shares of our Series A Preferred Stock for $4.17 per share to 107 accredited investors and 35 nonaccredited investors pursuant to an exemption from registration under Section 4(2) and Rule 506 under the Securities Act. Also on March 28, 2002, we issued a mandatorily convertible note in the face amount of $1,900,000 to one accredited investor pursuant to an exemption from registration under Section 4(2) of the Securities Act. The convertible note was convertible into 455,635 shares of Series A Preferred Stock.
       On March 28, 2002, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) and a Stockholders’ Agreement with 13 accredited investors and no nonaccredited investors pursuant to an exemption from registration under Section 4(2) and Rule 506 of the Securities Act. Those investors agreed to purchase over a period of time up to 51,000,000 shares of the Company’s Series B Preferred Stock for $5.00 per share for a total of up to $255,000,000. A portion of the purchase commitments pursuant to the Purchase Agreement subsequently were transferred to other affiliated parties related to the original purchasers. In connection with the sales of Series B Preferred Stock pursuant to the Purchase Agreement, we paid total commissions of $4.8 million to two broker-dealers. Pursuant to the Purchase Agreement, the Company sold the following number of shares of Series B Preferred Stock on the dates indicated:

	Number of	Number of Shares
	Accredited	of Series B
	Investor	Preferred Stock
Date	Purchasers	Purchased

March 28, 2002	13	15,999,999
December 13, 2002	13	5,100,000
February 21, 2003	18	6,700,000
March 19, 2003	21	5,000,002
July 31, 2003	21	5,599,999
October 21, 2003	21	6,000,000
January 15, 2004	21	4,000,000
May 12, 2004	19	2,600,000

Total shares of Series B preferred stock purchased under Purchase Agreement		51,000,000

       In July and August 2002, we issued a total of 119,904 shares of Series A preferred stock at the rate of $4.17 per share as a portion of the consideration for the Company’s obligations pursuant to an exploration agreement. These shares were issued to one accredited investor pursuant to an exemption pursuant to Section 4(2). These shares were returned to the Company in March 2004 as part of a settlement agreement entered into in connection with the termination of the exploration agreement.
       In July 2003, we sold 200,000 shares of Series B Preferred Stock to one of our executive officers, who is an accredited investor, for $5.00 per share for a total of $1,000,000 pursuant to an exemption under Section 4(2). Also in July 2003, we sold 200,000 shares of Series B Preferred Stock to certain of our employees for $5.00 per share for a total of $1,000,000 pursuant to an exemption under Section 4(2) and/or Rule 701 under the Securities Act.
       In October 2003, we sold 85,100 shares of Series B Preferred Stock to 10 of our employees who are accredited investors for $5.00 per share for a total of $425,500 pursuant to an exemption under Section 4(2).
       In November and December 2003, we issued 250,600 shares of Series B preferred at the rate of $5.00 per share as payment of $1,253,000 of the purchase price for oil and gas properties. These shares were issued to 12 accredited investors pursuant to an exemption under Section 4(2) of the Securities Act.
       In December 2003, we sold 10,000 shares of Series B Preferred Stock to one of our employees, who is an accredited investor, for $5.00 per share for a total of $50,000 pursuant to an exemption under Section 4(2).
       In February 2004, we issued 59,800 shares of Series B preferred stock at the rate of $5.00 per share as payment of $299,000 of the purchase price for oil and gas properties. These shares were issued to one accredited investor pursuant to an exemption under Section 4(2) of the Securities Act.
       In August 2003, one of our former employees purchased a total of 4,115 shares of common stock upon the exercise of stock options for $0.411 per share for a total of $1,691.30. In the period from December 2003 through November 2004, 30 of our employees and three former employees purchased a total of 179,661 shares of common stock upon the exercise of stock options for $0.411 per share for a total of $73,842.14. These shares were issued pursuant to an exemption under Section 4(2) of the Securities Act.
       In March 2004, one employee who is an accredited investor purchased 50,000 shares of Series B preferred stock for $5.00 per share pursuant to an exemption under Section 4(2) of the Securities Act.
       In April 2004, we sold 95,918 shares of Series B preferred stock to certain of our employees for $5.00 per share for a total of $479,590 pursuant to an exemption under Section 4(2) and/or Rule 701 under the Securities Act.
       All shares of Series A and Series B preferred stock automatically converted into shares of common stock upon the completion of our initial public offering in December 2004. This conversion was exempt from registration under Section 3(a)(9) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.
       (A) Exhibits:

Exhibit
Number		Description of Exhibits

1	.1**	Underwriting Agreement among the underwriters, the selling stockholders and the Company
3.1		Restated Certificate of Incorporation of Bill Barrett Corporation [Incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004.]
3.2		Bylaws of Bill Barrett Corporation. [Incorporated by reference to Exhibit 3.5 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004.]
4.1		Specimen Certificate of Common Stock. [Incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed with the Commission on December 20, 2004.]
4.2		Registration Rights Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein. [Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
4.3		Stockholders’ Agreement, dated March 28, 2002 and as amended to date, among Bill Barrett Corporation and the investors named therein. [Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
4.5		Form of Rights Agreement concerning Shareholder Rights Plan, which includes as Exhibit A thereto the Certificate of Designations of Series A Junior Participating Preferred Stock of Bill Barrett Corporation, and as Exhibits B thereto the Form of Right Certificate. [Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed with the Commission on December 20, 2004.]
4.6		Form of Certificate of Designations of Series A Junior Participating Preferred Stock of Bill Barrett Corporation, included as Exhibit A to Exhibit 4.5 above
4.7		Form of Right Certificate, included as Exhibit B to Exhibit 4.5 above
5	.1**	Opinion of counsel to Bill Barrett Corporation
10	.1(a)	Amended and Restated Credit Agreement, dated February 4, 2004, among Bill Barrett Corporation and the banks named therein. [Incorporated by reference to Exhibit 10.1(a) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.1(b)	First Amendment to Amended and Restated Credit Agreement dated as of September 1, 2004 among Bill Barrett Corporation and the banks named therein. [Incorporated by reference to Exhibit 10.1(b) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.2		Stock Purchase Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein. [Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.3		Purchase and Sale Agreement, dated March 27, 2002, between Williams Production RMT Company and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.4		Purchase and Sale Agreement, dated April 1, 2002, among Wasatch Oil & Gas, LLC, Wasatch Gas Gathering, LLC and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.5		Purchase and Sale Agreement, November 4, 2002, among, Intoil, Inc., Aratex Production Company and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]

Exhibit
Number		Description of Exhibits

10.6		Purchase and Sale Agreement, dated January 1, 2003, among Independent Production Company, Inc., Sapphire Bay, LLC and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.7(a)	Form of Indemnification Agreement dated April 15, 2004, between Bill Barrett Corporation and each of the directors and certain executive officers. [Incorporated by reference to Exhibit 10.10(a) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.7(b)	Schedule of officers and directors party to Indemnification Agreements dated April 15, 2004 with Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.10(b) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.8		Employment Letter Agreement, dated January 10, 2003, between Thomas B. Tyree, Jr. and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.9		Amended and Restated 2002 Stock Option Plan. [Incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.10(a)	Form of Tranche A Stock Option Agreement for 2002 Stock Option Plan. [Incorporated by reference to Exhibit 10.13(a) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.10(b)	Form of Tranche B Stock Option Agreement for 2002 Stock Option Plan. [Incorporated by reference to Exhibit 10.13(b)to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.11		2003 Stock Option Plan. [Incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.12		Form of Stock Option Agreement for 2003 Stock Option Plan. [Incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
10.13		Form of Management Rights Agreement between Bill Barrett Corporation and certain investors. [Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.14		Regulatory sideletter, dated March 28, 2002, between J.P. Morgan Partners (BHCA), L.P. and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.15		Purchase and Sale Agreement effective July 1, 2004 among Calpine Corporation and Calpine Natural Gas, L.P. and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
10.16		Senior Subordinated Credit and Guaranty Agreement dated as of September 1, 2004 among Bill Barrett Corporation, as Borrower, Bill Barrett Properties Inc. and Bill Barrett Production Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as sole lead arranger and Goldman Sachs Credit Partners L.P., as administrative agent. [Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.17		Form of Change in Control Severance Protection Agreement for named executive officers. [Incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.18		2004 Stock Incentive Plan. [Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.19		Form of Stock Option Agreement for 2004 Stock Option Plan. [Incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]

Exhibit
Number		Description of Exhibits

10.20		Severance Plan. [Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
21.1		Subsidiaries of the Registrant. [Incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
23	.1*	Consent of Deloitte & Touche LLP
23	.2*	Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers
23	.3*	Consent of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers
23.4		Consent of counsel to Bill Barrett Corporation (contained in Exhibit 5.1)
24	.1*	Powers of Attorney (included on signature page to this registration statement)

*	Filed herewith

**	To be filed by amendment
       (B) Financial Statement Schedules:

Not applicable.

Item 17.	Undertakings.
      Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY
       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on August 8, 2005.

Bill Barrett Corporation

By:	/s/ William J. Barrett

William J. Barrett
Chairman and Chief Executive Officer
       KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints William J. Barrett, Fredrick J. Barrett, and Thomas B. Tyree, Jr., and each of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.
       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 8, 2005.

Signature	Title

/s/ William J. Barrett William J. Barrett	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ Thomas B. Tyree, Jr. Thomas B. Tyree, Jr.	Chief Financial Officer (Principal Financial Officer)

/s/ Robert W. Howard Robert W. Howard	Executive Vice President — Finance and Investor Relations (Principal Accounting Officer)

/s/ Fredrick J. Barrett Fredrick J. Barrett	Director

/s/ Henry Cornell Henry Cornell	Director

/s/ James M. Fitzgibbons James M. Fitzgibbons	Director

/s/ Jeffrey A. Harris Jeffrey A. Harris	Director

Signature	Title

/s/ Roger L. Jarvis Roger L. Jarvis	Director

/s/ Philippe S. E. Schreiber Philippe S. E. Schreiber	Director

/s/ Randy Stein Randy Stein	Director

/s/ Michael E. Wiley Michael E. Wiley	Director

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

1	.1**	Underwriting Agreement among the underwriters, the selling stockholders and the Company
3.1		Restated Certificate of Incorporation of Bill Barrett Corporation [Incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004.]
3.2		Bylaws of Bill Barrett Corporation. [Incorporated by reference to Exhibit 3.5 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004.]
4.1		Specimen Certificate of Common Stock. [Incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed with the Commission on December 20, 2004.]
4.2		Registration Rights Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein. [Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
4.3		Stockholders’ Agreement, dated March 28, 2002 and as amended to date, among Bill Barrett Corporation and the investors named therein. [Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
4.5		Form of Rights Agreement concerning Shareholder Rights Plan, which includes as Exhibit A thereto the Certificate of Designations of Series A Junior Participating Preferred Stock of Bill Barrett Corporation, and as Exhibits B thereto the Form of Right Certificate. [Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed with the Commission on December 20, 2004.]
4.6		Form of Certificate of Designations of Series A Junior Participating Preferred Stock of Bill Barrett Corporation, included as Exhibit A to Exhibit 4.5 above.
4.7		Form of Right Certificate, included as Exhibit B to Exhibit 4.5 above
5	.1**	Opinion of counsel to Bill Barrett Corporation
10	.1(a)	Amended and Restated Credit Agreement, dated February 4, 2004, among Bill Barrett Corporation and the banks named therein. [Incorporated by reference to Exhibit 10.1(a) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.1(b)	First Amendment to Amended and Restated Credit Agreement dated as of September 1, 2004 among Bill Barrett Corporation and the banks named therein. [Incorporated by reference to Exhibit 10.1(b) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.2		Stock Purchase Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein. [Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.3		Purchase and Sale Agreement, dated March 27, 2002, between Williams Production RMT Company and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.4		Purchase and Sale Agreement, dated April 1, 2002, among Wasatch Oil & Gas, LLC, Wasatch Gas Gathering, LLC and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
10.5		Purchase and Sale Agreement, November 4, 2002, among, Intoil, Inc., Aratex Production Company and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.6		Purchase and Sale Agreement, dated January 1, 2003, among Independent Production Company, Inc., Sapphire Bay, LLC and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]

Exhibit
Number		Description of Exhibits

10	.7(a)	Form of Indemnification Agreement dated April 15, 2004, between Bill Barrett Corporation and each of the directors and certain executive officers. [Incorporated by reference to Exhibit 10.10(a) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.7(b)	Schedule of officers and directors party to Indemnification Agreements dated April 15, 2004 with Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.10(b) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.8		Employment Letter Agreement, dated January 10, 2003, between Thomas B. Tyree, Jr. and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.9		Amended and Restated 2002 Stock Option Plan. [Incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.10(a)	Form of Tranche A Stock Option Agreement for 2002 Stock Option Plan. [Incorporated by reference to Exhibit 10.13(a) to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10	.10(b)	Form of Tranche B Stock Option Agreement for 2002 Stock Option Plan. [Incorporated by reference to Exhibit 10.13(b)to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.11		2003 Stock Option Plan. [Incorporated by reference to Exhibit 10.14 to the Company’s 10.11 Registration Statement on Form S-1 (File No. 333-115445).]
10.12		Form of Stock Option Agreement for 2003 Stock Option Plan. [Incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
10.13		Form of Management Rights Agreement between Bill Barrett Corporation and certain investors. [Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.14		Regulatory sideletter, dated March 28, 2002, between J.P. Morgan Partners (BHCA), L.P. and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.15		Purchase and Sale Agreement effective July 1, 2004 among Calpine Corporation and Calpine Natural Gas, L.P. and Bill Barrett Corporation. [Incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
10.16		Senior Subordinated Credit and Guaranty Agreement dated as of September 1, 2004 among Bill Barrett Corporation, as Borrower, Bill Barrett Properties Inc. and Bill Barrett Production Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as sole lead arranger and Goldman Sachs Credit Partners L.P., as administrative agent. [Incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.17		Form of Change in Control Severance Protection Agreement for named executive officers. [Incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.18		2004 Stock Incentive Plan. [Incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
10.19		Form of Stock Option Agreement for 2004 Stock Option Plan. [Incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 (File No 333-115445).]
10.20		Severance Plan. [Incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
21.1		Subsidiaries of the Registrant. [Incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form S-1 (File No. 333-115445).]
23	.1*	Consent of Deloitte & Touche LLP
23	.2*	Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers

Exhibit
Number		Description of Exhibits

23	.3*	Consent of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers
23.4		Consent of counsel to Bill Barrett Corporation (contained in Exhibit 5.1)
24	.1*	Powers of Attorney (included on signature page to this registration statement)

*	Filed herewith

**	To be filed by amendment